Management’s Discussion and Analysis
and
Condensed Consolidated Financial Statements
September 30, 2022
(Unaudited)

INTERNATIONAL FINANCE CORPORATION	Page 2

Management's Discussion and Analysis

September 30, 2022

List of Tables
Table 1:	Financial Data Summary	3
Table 2:	Key Financial Ratios	4
Table 3:	Long-Term Finance Commitments (Own Account and Core Mobilization) and Short-Term Finance	8
Table 4:	Funds Managed by AMC	12
Table 5:	IFC's Capital	17
Table 6:	IFC's Retained Earnings	17
Table 7:	IFC Loan Portfolio Credit Risk Indicators	19
Table 8:	Main Elements of Net Income and Comprehensive Income	23
Table 9:	Summary of Financial Results	24
Table 10:	Individual and Portfolio Provision (Release of Provision)	25
Table 11:	Net Unrealized Gains and Losses on Non-Trading Financial Instruments	28
Table 12:	Other Comprehensive Income (Loss) – Unrealized Gains and Losses on Debt Securities and Borrowings	28

List of Figures
Figure 1:	Income Measures	6
Figure 2:	Carrying Amount of Loan Portfolio	9
Figure 3:	Carrying Amount of Equity Investments Portfolio	10
Figure 4:	Carrying Amount of Debt Securities Portfolio	10
Figure 5:	Borrowings Portfolio	16
Figure 6:	NPLs as Percentage of Disbursed Loan Portfolio	19
Figure 7:	Change in Net Income FY23 Q1 vs FY22 Q1	24
Figure 8:	Non-performing Loans	25
Figure 9:	Reserve against losses for Disbursed and Undisbursed Loans	26

INTERNATIONAL FINANCE CORPORATION	Page 3

Management's Discussion and Analysis
SECTION I:    INTRODUCTION
This Management’s Discussion and Analysis (MD&A) discusses the financial results of the International Finance Corporation (IFC or the Corporation) for the three months ended September 30, 2022 (FY23 Q1). This document should be read in conjunction with the IFC's Consolidated Financial Statements and MD&A issued for the year ended June 30, 2022 (FY22). IFC undertakes no obligation to update any forward-looking statements.
BASIS OF PREPARATION OF IFC’S CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
The accounting and reporting policies of IFC conform to accounting principles generally accepted in the United States of America (U.S. GAAP). IFC’s accounting policies are discussed in more detail in Note A to the June 30, 2022 audited financial statements and the IFC’s condensed consolidated financial statements as of and for the three months ended September 30, 2022 (FY23 Q1 condensed consolidated financial statements). Certain reclassifications of prior years’ information have been made to conform with the current year’s presentation.
IFC uses Income Available for Designations (a non-U.S. GAAP measure) as a basis for designations of retained earnings. Income Available for Designations comprises net income excluding unrealized gains and losses on investments and borrowings1.
Table 1: Financial Data Summary

	For the three months ended
(US$ in millions)	September 30, 2022	September 30, 2021
Investments Highlights (Section III)
Long-Term Finance (LTF) Commitments (Own Account and Core Mobilization)	$2,514	$2,734
Short-Term Finance (STF) Commitments	3,000	2,204
Disbursements	4,837	4,017
Income Statement
Net (loss) income (Section VII)	$(62)	$212

Adjustments to reconcile Net Income to Income Available for Designations
Unrealized losses on investments	105	247
Unrealized (gains) losses on borrowings	(113)	18
Income Available for Designations	$(70)	$477

(US$ in millions)	September 30, 2022	June 30, 2022
Balance Sheet
Total assets	$103,416	$99,010
Liquid assets [a] (Section IV)	42,180	41,717
Investments (Section III)	45,134	44,093
Borrowings (Section V)	47,878	48,269
Total capital (Section V)	32,765	32,805
of which
Undesignated retained earnings	10,781	10,840
Designated retained earnings	295	298
Accumulated other comprehensive loss	(178)	(82)
Paid-in capital	21,867	21,749
_________
a    Net of securities sold under repurchase agreements, payable for cash collateral received and associated derivatives.
1    Unrealized gains and losses on investments and borrowings presented in the table below includes unrealized gains and losses from associated derivatives.

INTERNATIONAL FINANCE CORPORATION	Page 4

Management's Discussion and Analysis
Table 2: Key Financial Ratios

(US$ in billions, except ratios)	September 30, 2022	June 30, 2022
Overall liquidity ratio [a]	94%	111%
Debt to equity ratio [b]	1.6	1.6
Total reserve against losses on loans to total disbursed portfolio [c]	4.2%	4.4%
Capital measures:
Capital Available [d]	32.5	32.5
Capital Required [e]	19.9	20.1
Capital Utilization Ratio (CUR) [f]	61.4%	62.0%
_________
a    Overall Liquidity Policy states that IFC would at all times maintain a minimum level of liquidity, plus undrawn borrowing commitments from the IBRD, such that it would cover at least 45% of the next three years’ estimated net cash requirements.
b    Debt to equity (leverage) ratio is defined as outstanding borrowings plus committed guarantees divided by total capital (comprises of paid-in capital, retained earnings and Accumulated other comprehensive loss).
c    Total reserve against losses on loans to total disbursed loan portfolio is defined as reserve against losses on loans as a percentage of the total disbursed loan portfolio.
d    Capital Available: Resources available to absorb potential losses, calculated as: Balance Sheet Capital less Designated Retained Earnings.
e    Capital Required: Aggregate minimum Economic Capital required to maintain IFC’s AAA rating.
f    CUR is defined as Capital Required divided by Capital Available.
IFC’s Capital Adequacy, as measured by CUR was 61.4% as of September 30, 2022, lower than 62.0% level as of June 30, 2022. The reduction (improvement) in CUR was largely attributed to a decrease in Capital Required to support the investment portfolio, partially offset by an increase in Capital Required to support the Treasury portfolio and a small decrease in Capital Available.
IFC’s debt to equity ratio was 1.6, well within the maximum of 4 required by the policy approved by IFC’s Board of Directors and IFC’s overall liquidity as a percentage of the next three years' estimated net cash needs stood at 94%, above the minimum requirement of the Board of 45%.

INTERNATIONAL FINANCE CORPORATION	Page 5

Management's Discussion and Analysis
SECTION II: EXECUTIVE SUMMARY
IFC is the largest global development institution focused on the private sector in developing countries. Established in 1956, IFC is owned by 186 member countries, a group that collectively determines its policies. IFC is a member of the World Bank Group (WBG)2 but is a legal entity separate and distinct from IBRD, IDA, MIGA, and ICSID, with its own Articles of Agreement, share capital, financial structure, management, and staff. Membership in IFC is open only to member countries of IBRD. IFC is not liable for the obligations of the other institutions.
With its many years of experience and its depth of knowledge in the international development arena, IFC plays a key role in achieving the WBG's goal of helping countries achieve better development outcomes. IFC contributes to both the WBG’s twin goals of ending extreme poverty and promoting shared prosperity, and to the Forward Look3, by providing financing and advisory services primarily to the private sector in developing countries that are members of IFC. IFC and its affiliated organizations seek to help countries achieve improvements in growth, job creation, poverty reduction, governance, the environment, climate adaptation and resilience, human capital, infrastructure and debt transparency.
In April 2018 IFC's Board of Governors approved a capital increase package comprising a three-step capital raising process: conversion of a portion of retained earnings into paid-in capital, a Selective Capital Increase (SCI) and General Capital Increase (GCI) that would provide up to $5.5 billion in additional paid-in capital. As of September 30, 2022, 82 countries have subscribed a total of $4.1 billion, and payment of $2.3 billion has been received from 67 countries.
Aligned with the capital increase, IFC continued to grow its footprint in the poorest countries and fragile areas. New and ongoing challenges continue to influence the global outlook, disproportionally affecting the poor and vulnerable, and worsening global inequality. High inflation, rising interest rates, the war in Ukraine, large macroeconomic imbalances, and shortages of energy, fertilizer, and food have caused the sharpest global economic downturn in 80 years. In response, IFC has been working with partners at global and country levels to support its clients in enhancing resilience and laying the groundwork for rebuilding better. In June 2022, IFC launched a $1.0 billion African Trade and Supply Chain Finance Program (ATRI), the first of an expected series of platforms, to strengthen intra-African trade. In October 2022, IFC launched its Global Food Security Platform, a new $6 billion financing facility, to strengthen the private sector's ability to respond to the global food and security crisis and help support food production.
THE WAR IN UKRAINE
The war in Ukraine that began in February 2022 has negatively impacted regional and global financial markets and economic conditions. As of September 30, 2022, IFC had investments in Ukraine, the Russian Federation, and Belarus with a total carrying value4 of $300 million, 1% of the total investments portfolio. Recognizing there is a heightened degree of uncertainty and judgment in incorporating the impact, especially the impact from spillovers to other countries, valuations of equity investments, debt securities and certain loans reported at fair value reflect management’s best estimates as of September 30, 2022.
In evaluating the appropriateness of IFC’s reserve against losses, IFC has considered the impact of the war largely through its rating system that classifies its loans according to creditworthiness and risk. A number of the credit risk ratings of individual loans deteriorated since the start of the war, reflecting general credit considerations and specific war related considerations. As the situation is still evolving, IFC expects further impacts which are not reflected in the model calculated reserve and cannot be directly attributed to any individual loan. As a result, a $135 million qualitative overlay was applied for the estimated losses due to the impact of the war in March 2022, which remained unchanged as of September 30, 2022.
IFC's Responses
IFC has been supporting clients in Ukraine through loan disbursements, advisory assistance, and trade finance lines – to enable access to essential fuel and food products. IFC’s financing included around $30 million in Global Trade Finance Program (GTFP) and $16 million in portfolio disbursements. In addition, in FY23 Q1, IFC committed $30 million to support tech and export-oriented entrepreneurs in Ukraine. IFC also agreed with its development partners from the European Union to repurpose grants provided to the IFC-managed Ukraine Energy Efficiency Fund to finance housing for internally displaced people and to help restore damaged residential housing. Finally, leveraging its advisory services, IFC launched the Digital Data Corridor initiative to enable information exchange between credit bureaus in Ukraine and countries receiving refugees to facilitate their access to finance.
In parallel, IFC is preparing a broader multiphase response package for consideration of its Board. During the war and initial stages of reconstruction (Phase I), IFC will mostly provide liquidity and working capital support to help preserve businesses and enable provision of important goods and services. IFC will also grow its advisory and upstream program to prepare for the reconstruction phase. After the war ends (Phase II), IFC will re-focus efforts to support investments in rebuild and reconstruction of Ukraine.
2    The other institutions of the WBG are the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID).
3    The Forward Look: A Vision for the WBG in 2030, describes how the WBG will deliver on its twin goals and its three priorities. The Forward Look rests on four pillars: serving all clients; mobilizing resources for development; leading on global issues; and improving the business model.
4    Please refer to Section III. Client Services Investment Portfolio section for the definition of carrying value.

INTERNATIONAL FINANCE CORPORATION	Page 6

Management's Discussion and Analysis
FINANCIAL PERFORMANCE SUMMARY
The financial performance of IFC has been significantly influenced by the volatile emerging equity markets as well as changes in interest rates.
Net Income and Income Available for Designations
IFC reported a net loss of $62 million in FY23 Q1, as compared to a net income of $212 million in the three months ended September 30, 2021 (FY22 Q1), primarily resulting from lower equity and treasury returns.

Figure 1: Income Measures (US$ in millions)
Income Available for Designations was a loss of $70 million in FY23 Q1, as compared to an income of $477 million in FY22 Q1, mainly driven by lower treasury returns primarily due to sharply rising U.S. treasury yields negatively impacting the performance of the Net Worth portfolio and lower equity sales returns in FY23 Q1.
On August 4, 2022, the Board of Directors approved the entire designation of $6 million for Funding Mechanism for Technical Assistance and Advisory Services (FMTAAS). This designation was approved by the Board of Governors on October 14, 2022.
Investment Operations
In FY23 Q1, IFC committed $1.7 billion in long-term investments for its Own Account and $848 million from Core Mobilization, a total of $2.5 billion in LTF, 8% lower than FY22 Q1. These investments supported 41 LTF projects in developing countries. In addition, IFC extended $3.0 billion in STF in FY23 Q1, 36% higher than FY22 Q1. In total, IFC had a combined delivery of LTF and STF of $5.5 billion in FY23 Q1, 12% higher than FY22 Q1. IFC disbursed $4.8 billion for its own account in FY23 Q1 as compared to $4.0 billion in FY22 Q1.
Investment Portfolio
IFC's outstanding investment portfolio was $45.1 billion at September 30, 2022, an increase of $1.0 billion compared to June 30, 2022, primarily driven by a $2.1 billion increase attributed to new disbursements exceeding repayments, prepayments and divestments, partially offset by a $1.1 billion decrease due to lower valuations and foreign exchange losses.
Liquid Assets
The Net Asset Value (NAV) of the liquid asset portfolio increased by $463 million to $42.2 billion at September 30, 2022. Funded Liquidity Portfolio increased by $408 million as net issuance of market borrowings exceeded net loan disbursements to clients. Net Worth Funded Portfolio increased by $55 million mainly due to sales of equity investments and capital contributions.
Borrowings
Borrowings outstanding (including fair value adjustments) decreased by $391 million from $48.3 billion at June 30, 2022 to $47.9 billion at September 30, 2022, mainly due to fair value and foreign exchange gains almost offset by net new issuances.
New borrowings under the medium and long-term borrowing program (on a funding authorization basis) in FY23 Q1 was $4.4 billion as compared to $4.8 billion in FY22 Q1.
SECTION III:     CLIENT SERVICES
BUSINESS OVERVIEW

INTERNATIONAL FINANCE CORPORATION	Page 7

Management's Discussion and Analysis
For all new investments, IFC articulates the expected impact on sustainable development and, as projects mature, assesses the quality of the development benefits realized.
IFC’s strategic focus areas are aligned to advance the WBG’s global priorities.
INVESTMENT SERVICES
IFC’s investments are normally made in its developing member countries. IFC's Articles of Agreement mandate that IFC shall invest in productive private enterprises. The requirement for private ownership does not disqualify enterprises that are partly owned by the public sector if such enterprises are organized under local commercial and corporate law, operate free of host government control in a market context and according to profitability criteria, and/or are in the process of being completely or partially privatized.
IFC’s investment products and services are designed to meet the needs of clients in different industries – principally infrastructure, manufacturing, agribusiness, services, and financial markets. Investment services product lines include: loans, equity investments, debt securities, trade and supply-chain finance, local currency finance, partial credit guarantees, portfolio risk-sharing facilities, securitizations, blended finance, venture capital, the IDA Private Sector Window (IDA-PSW), client risk management and various mobilization products such as loan participations, parallel loans and the Managed Co-lending Portfolio Program (MCPP). Beginning in the three months ended June 30, 2020, IFC provided financing under the COVID support package.
IFC supervises its projects to monitor project performance and compliance with contractual obligations and with IFC’s internal policies and procedures.
INVESTMENT PROGRAM
Commitments
Long-Term Finance (LTF) Commitments comprise Own Account and Core Mobilization and totaled $2.5 billion in FY23 Q1, a decrease of $220 million or 8% from FY22 Q1. IFC's FY23 Q1 LTF Own Account Commitments were $1.7 billion ($1.1 billion in FY22 Q1) and Core Mobilization was $848 million ($1.6 billion in FY22 Q1). Short-Term Finance (STF) Commitments were $3.0 billion in FY23 Q1, as compared to $2.2 billion at FY22 Q1. Total program delivery (LTF and STF) was $5.5 billion in FY23 Q1 as compared to $4.9 billion in FY22 Q1.
In direct response to the Coronavirus Disease 2019 (COVID-19) pandemic, IFC committed $446 million in FY23 Q1 including $50 million under its Fast Track COVID-19 Facility in support of IFC’s existing clients. Outside of the facility, IFC committed an additional $396 million in financing to support clients in response to COVID-19. Since the start of the COVID-19, IFC committed $7.4 billion under the Fast Track COVID-19 Facility and additional $14.3 billion outside of the facility.
Committed portfolio (sum of (i) committed but undisbursed balance; and (ii) disbursed and outstanding balance) decreased by $1.3 billion from $63.0 billion at June 30, 2022 to $61.7 billion at September 30, 2022. The committed debt (including loan and loan-like instruments) portfolio decreased by $1.3 billion from $44.0 billion at June 30, 2022 to $42.7 billion at September 30, 2022, mainly due to repayments, prepayments, cancellations, and foreign exchange losses outpaced new commitments. The committed equity (including equity and equity-like instruments) portfolio decreased by $312 million from $13.8 billion at June 30, 2022 to $13.5 billion at September 30, 2022 reflecting sales in excess of new investment commitments in FY23 Q1. Committed guarantees and risk management portfolio increased by $344 million from $5.2 billion at June 30, 2022 and to $5.5 billion at September 30, 2022 due to new commitments in excess of cancellations and maturities.

INTERNATIONAL FINANCE CORPORATION	Page 8

Management's Discussion and Analysis
Core Mobilization
Core Mobilization is financing from entities other than IFC that becomes available to clients due to IFC’s direct involvement in raising resources. IFC mobilizes such private sector finance from other entities through a number of means, as outlined in the table below.
Table 3: Long-Term Finance Commitments (Own Account and Core Mobilization) and Short-Term Finance

	For the three months ended
(US$ in millions)	September 30, 2022	September 30, 2021
Total Long-Term Finance Commitments (Own Account and Core Mobilization)[a] and Short-Term Finance	$5,514	$4,938
Long-Term Finance Own Account Commitments
Loans	$1,548	$675
Equity Investments	111	203
Client Risk Management	7	10
Guarantees	—	253
Total Long-Term Finance Own Account Commitments	$1,666	$1,141
Core Mobilization
Syndication
Loan Participations	$292	$245
Parallel Loans	112	303
Managed Co-lending Portfolio Program	18	50
Total Syndication	$422	$598
Advisory Mobilization
Corporate Finance Service Equity Mobilization	$157	$15
Public Private Partnership	23	349
Total Advisory Mobilization	$180	$364
IFC Initiatives
Debt Security Mobilization	$211	$348
Global Trade Liquidity Program, Critical Commodities Finance Program, Global Warehouse Finance Program and Global Structured Trade Finance Program	35	283
Total IFC Initiatives	$246	$631
Total Core Mobilization	$848	$1,593
Total Short-Term Finance Commitments	$3,000	$2,204
___________
a    Debt security commitments are included in loans and equity investments based on their predominant characteristics.

INTERNATIONAL FINANCE CORPORATION	Page 9

Management's Discussion and Analysis
INVESTMENT DISBURSEMENTS
IFC disbursed $4.8 billion for its own account in FY23 Q1 ($4.0 billion in FY22 Q1): $3.9 billion of loans ($3.2 billion in FY22 Q1), $239 million of equity investments ($503 million in FY22 Q1), and $699 million of debt securities ($344 million in FY22 Q1).
INVESTMENT PORTFOLIO
The carrying value of IFC’s investment portfolio comprises: (i) the disbursed investment portfolio; (ii) less reserve against losses on loans and debt securities; (iii) unamortized deferred loan origination fees; (iv) less disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets; (v) unrealized gains and losses on equity investments held by consolidated variable interest entities; and (vi) unrealized gains and losses on investments.
The carrying value of IFC’s investment portfolio was $45.1 billion at September 30, 2022 ($44.1 billion at June 30, 2022), comprising the loan portfolio of $27.5 billion ($26.2 billion at June 30, 2022), the equity portfolio of $10.7 billion ($11.1 billion at June 30, 2022), and the debt securities portfolio of $6.9 billion ($6.7 billion at June 30, 2022).
Loans
The carrying amount of IFC’s loan portfolio (comprising the disbursed loan portfolio, together with adjustments as detailed in Note D to IFC’s FY23 Q1 condensed consolidated financial statements), increased by $1.3 billion (5.1%) to $27.5 billion at September 30, 2022 ($26.2 billion at June 30, 2022) analyzed as follows:
Figure 2: Carrying Amount of Loan Portfolio (US$ in millions)
_________
*    Mainly represents loan transfers and conversions to equity investments.
The increase of the carrying value of the loan portfolio was primarily driven by disbursements exceeding repayments and prepayments by $1.8 billion, partially offset by foreign exchange losses of $368 million as IFC’s reporting currency, the U.S. dollar, appreciated against investment currencies, particularly the Euro, Chinese renminbi, and Indian rupee. Foreign exchange losses are largely offset by foreign exchange gains from associated derivatives (principally currency swaps).
The weighted average contractual interest rate on loans at September 30, 2022 was 6.0%, up from 5.2% as of June 30, 2022.

INTERNATIONAL FINANCE CORPORATION	Page 10

Management's Discussion and Analysis
Equity Investments
The carrying amount of IFC’s equity investment portfolio (comprising the disbursed equity portfolio, together with adjustments as detailed in Note D to IFC’s FY23 Q1 condensed consolidated financial statements), declined by $439 million (3.9%) to $10.7 billion at September 30, 2022 ($11.1 billion at June 30, 2022), analyzed as follows:
Figure 3: Carrying Amount of Equity Investment Portfolio (US$ in millions)
_________
*    Mainly represents conversions and transfers from loans and debt securities to equity investments.

The decrease in the carrying amount of equity investment portfolio was mainly due to lower valuations and net sales (divestments net of new purchases).
Debt Securities
The carrying amount of IFC’s debt security portfolio (comprising the disbursed debt security portfolio, together with adjustments as detailed in Note D to IFC’s FY23 Q1 condensed consolidated financial statements), increased by $145 million (2.2%) to $6.9 billion at September 30, 2022 ($6.7 billion at June 30, 2022), analyzed as follows:
Figure 4: Carrying Amount of Debt Security Portfolio (US$ in millions)
_________
*    Mainly represents conversions and transfers from debt securities to equity investments.

INTERNATIONAL FINANCE CORPORATION	Page 11

Management's Discussion and Analysis
The increase in the carrying value of the debt security portfolio was primarily driven by purchases exceeding redemptions and prepayments by $452 million in FY23 Q1, offset by currency translation losses of $209 million as IFC’s reporting currency, the U.S. dollar, appreciated against investment currencies, particularly the Euro, Indian rupee, and Colombian Peso. Foreign exchange losses are largely offset by foreign exchange gains from associated derivatives (principally currency swaps).
Guarantees and Partial Credit Guarantees
IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds and/or loans. IFC’s guarantee is available for debt instruments and trade obligations of clients and covers commercial as well as non-commercial risks. IFC provides local currency guarantees, but when a guarantee is called, the client is generally obligated to reimburse IFC in U.S. dollars terms. Guarantee fees are consistent with IFC’s loan pricing policies.
Guarantees of $4.6 billion were outstanding (i.e., not called) at September 30, 2022 ($4.2 billion at June 30, 2022).
MCPP
As of September 30, 2022, eleven global investors have pledged $11 billion ($10 billion as of June 30, 2022) to MCPP, with certain programs investing across all sectors and others focused on infrastructure or financial institutions exclusively. Investors have also approved funding for 229 projects totaling $8.3 billion across 58 countries as of September 30, 2022 (218 projects totaling $7.7 billion across 57 countries as of June 30, 2022), of which $7.2 billion ($6.9 billion as of June 30, 2022) has been committed. IFC will continue to deploy the remaining funds raised as IFC identifies projects that meet investors’ investment criteria.
IDA-PSW
The IDA-IFC-MIGA Private Sector Window (PSW) was created under IDA's Eighteenth Replenishment of Resources (IDA18) to mobilize private sector investment in IDA only countries and IDA-eligible Fragile and Conflict-affected Situations (FCS). Under IDA's Twentieth Replenishment of Resources (IDA20), $2.5 billion has been allocated to PSW.
As of September 30, 2022, a combined total of $2.9 billion (unchanged from June 30, 2022) of instruments under the IDA18 through IDA20 had been approved, of which $2.1 billion (unchanged from June 30, 2022) related to IFC. Refer to Note B to the FY23 Q1 condensed consolidated financial statements for transaction details.
AMC
AMC, a division of IFC, invests third-party capital and IFC capital, enabling outside investors to invest alongside IFC in developing markets. Investors in funds managed by AMC have included sovereign wealth funds, national pension funds, multilateral and bilateral development institutions, national development agencies and international financial institutions (IFIs).
Cumulatively through September 30, 2022, AMC raised total funds of $10.1 billion ($10.1 billion at June 30, 2022).

INTERNATIONAL FINANCE CORPORATION	Page 12

Management's Discussion and Analysis
The Funds managed by AMC and their activities as of and for the three months ended September 30, 2022 and 2021 are summarized as follows. As of September 30, 2022, all Funds managed by AMC are in post investment period.
Table 4: Funds Managed by AMC

	Through September 30, 2022				For the three months ended September 30, 2022
	Total funds raised since inception			Cumulative investment commitments [a]	Investment commitments made by Fund [b]	Investment disbursements made by Fund
(US$ in millions)	Total	From IFC	From other investors
Post Investment Period
IFC Capitalization (Equity) Fund, L.P. (Equity Capitalization Fund)	$1,275	$775	$500	$1,214	$—	$—
IFC Capitalization (Subordinated Debt) Fund, L.P. (Sub-Debt Capitalization Fund)	1,725	225	1,500	1,614	—	—
IFC African, Latin American and Caribbean Fund, LP (ALAC Fund)	1,000	200	800	864	—	—
IFC Catalyst Fund, LP, IFC Catalyst Fund (UK), LP and IFC Catalyst Fund (Japan), LP (collectively, Catalyst Funds)	418	75	343	363	—	3
IFC Global Infrastructure Fund, LP (Global Infrastructure Fund) [c]	1,430	200	1,230	929	—	—
IFC Global Emerging Markets Fund of Funds, LP and IFC Global Emerging Markets Fund of Funds (Japan Parallel), LP (collectively, GEM Funds)	800	150	650	757	—	20
Women Entrepreneurs Debt Fund, LP (WED Fund)	115	30	85	110	—	—
IFC Middle East and North Africa Fund, LP (MENA Fund)	162	60	102	83	1	1
China-Mexico Fund, LP (China-Mexico Fund)	1,200	—	1,200	362	—	10
IFC Financial Institutions Growth Fund, LP (FIG Fund)	505	150	355	344	—	3
IFC Emerging Asia Fund, LP (Asia Fund)	693	150	543	559	—	51
Post Investment Period Total	9,323	2,015	7,308	7,199	1	88

Liquidated Funds
Africa Capitalization Fund, Ltd. (Africa Capitalization Fund)	182	—	182	130	—	—
IFC Russian Bank Capitalization Fund, LP (Russian Bank Cap Fund)	550	250	300	82	—	—
Liquidated Funds Total	732	250	482	212	—	—
Grand Total	$10,055	$2,265	$7,790	$7,411	$1	$88
_________
a    Net of commitment cancellations.
b    Excludes commitment cancellations from prior periods.
c    Includes co-investment fund managed by AMC on behalf of Fund LPs.

INTERNATIONAL FINANCE CORPORATION	Page 13

Management's Discussion and Analysis

	Through September 30, 2021				For the three months ended September 30, 2021
	Total funds raised since inception			Cumulative investment commitments [a]	Investment commitments made by Fund [b]	Investment disbursements made by Fund
(US$ in millions)	Total	From IFC	From other investors
Investment Period
IFC Financial Institutions Growth Fund, LP (FIG Fund)	$505	$150	$355	$257	$—	$51
IFC Middle East and North Africa Fund, LP (MENA Fund)	162	60	102	82	4	4
IFC Emerging Asia Fund, LP (Asia Fund)	693	150	543	394	22	98
Investment Period Total	1,360	360	1,000	733	26	153

Post Investment Period
IFC Capitalization (Equity) Fund, L.P. (Equity Capitalization Fund)	1,275	775	500	1,214	—	—
IFC Capitalization (Subordinated Debt) Fund, L.P. (Sub-Debt Capitalization Fund)	1,725	225	1,500	1,614	—	—
IFC African, Latin American and Caribbean Fund, LP (ALAC Fund)	1,000	200	800	876	—	—
China-Mexico Fund, LP (China-Mexico Fund)	1,200	—	1,200	332	12	12
IFC Catalyst Fund, LP, IFC Catalyst Fund (UK), LP and IFC Catalyst Fund (Japan), LP (collectively, Catalyst Funds)	418	75	343	363	—	1
IFC Global Infrastructure Fund, LP (Global Infrastructure Fund) [c]	1,430	200	1,230	929	—	—
IFC Global Emerging Markets Fund of Funds, LP and IFC Global Emerging Markets Fund of Funds (Japan Parallel), LP (collectively, GEM Funds)	800	150	650	757	—	38
Women Entrepreneurs Debt Fund, LP (WED Fund)	115	30	85	110	—	—
Post Investment Period Total	7,963	1,655	6,308	6,195	12	51

Liquidated Funds
Africa Capitalization Fund, Ltd. (Africa Capitalization Fund)	182	—	182	130	—	—
IFC Russian Bank Capitalization Fund, LP (Russian Bank Cap Fund)	550	250	300	82	—	—
Liquidated Funds Total	732	250	482	212	—	—
Grand Total	$10,055	$2,265	$7,790	$7,140	$38	$204
_________
a    Net of commitment cancellations.
b    Excludes commitment cancellations from prior periods.
c    Includes co-investment fund managed by AMC on behalf of Fund LPs.

INTERNATIONAL FINANCE CORPORATION	Page 14

Management's Discussion and Analysis
As of September 30, 2022, AMC managed eleven funds (collectively referred to as the AMC Funds), in its capacity as General Partner (GP)/Manager of these funds. However, none of these funds require consolidation by IFC, because the third party limited partners of these funds have a substantive ability to remove IFC as GP/Manager. All AMC Funds are investment companies and are required to report their investment assets at fair value through net income. IFC’s ownership interests in these AMC Funds are shown in the following table:

AMC Funds	IFC’s ownership interest
IFC Capitalization (Equity) Fund, L.P. [a]	61%
IFC Capitalization (Subordinated Debt) Fund, L.P.	13%
IFC African, Latin American and Caribbean Fund, LP	20%
IFC Catalyst Funds [b]	18%
IFC Global Infrastructure Fund, LP	17%
China-Mexico Fund, LP	—%
IFC Financial Institutions Growth Fund, LP	30%
IFC Global Emerging Markets Fund of Funds [c]	19%
IFC Middle East and North Africa Fund, LP	37%
Women Entrepreneurs Debt Fund, LP	26%
IFC Emerging Asia Fund, LP	22%
_________
a    By virtue of certain rights granted to non-IFC limited partner interests, IFC does not control or consolidate this fund.
b    The ownership interest of 18% reflects IFC’s ownership interest taking into consideration the overall commitments for the IFC Catalyst Funds, which comprises IFC Catalyst Fund, LP, IFC Catalyst Fund (UK), LP and IFC Catalyst Fund (Japan), LP (collectively, IFC Catalyst Funds). IFC does not have an ownership interest in either the IFC Catalyst Fund (UK), LP or the IFC Catalyst Fund (Japan), LP.
c    The ownership interest of 19% reflects IFC’s ownership interest taking into consideration the current committed amounts for the IFC Global Emerging Markets Fund of Funds, which comprises IFC Global Emerging Markets Fund of Funds, LP and IFC Global Emerging Markets Fund of Funds, (Japan Parallel) LP. IFC does not have an ownership interest in the IFC Global Emerging Markets Fund of Funds, (Japan Parallel) LP.
ADVISORY SERVICES
IFC’s experience shows the role advice can play in unlocking private sector investment, helping businesses to expand and create jobs. IFC’s advisory engagements play an important role in helping to strengthen the WBG’s efforts to end poverty and boost shared prosperity.
IFC continues to address increasingly complex development challenges and is enhancing its Creating Markets strategy by undertaking both advisory and investment activities with an intent to develop a pipeline of bankable projects (such activities together called Upstream activities)5. IFC works in collaboration with the World Bank to provide Upstream policy advice and develop activities that help create markets and support future transactions in multiple industries, especially in IDA-eligible countries and fragile and conflict-affected situations (FCS). The Upstream approach brings together the diverse set of actions needed, including those that are regulatory in nature, to create markets and by focusing on building a pipeline of bankable projects. Advisory will also continue to deliver proven solutions that support clients to raise their standards and expand their market access, while working to enable sector reform and develop a level playing field in IFC’s client countries. Particularly in the poorest and conflict-affected areas of the world, IFC works with clients to improve their ESG practices, including those related to gender. IFC helps developing economies realize the economic potential of clean energy and green building. IFC helps lagging private sectors transform into the digital age. IFC helps potential investment clients improve their operational performance and management practices to attract the financing they need.
5    Upstream activities aim to unlock and/or create new, additional investment opportunities for which IFC is both willing and likely to be a financial partner. In FY23 Q1, IFC incurred $27 million of administrative expenses associated with upstream activities, with $19 million reported in the Investment Services segment and $8 million in the Advisory Services segment.

INTERNATIONAL FINANCE CORPORATION	Page 15

Management's Discussion and Analysis
SECTION IV: LIQUID ASSETS
All liquid assets are managed according to an investment authority approved by the Board of Directors and Liquid Asset Investment Directive approved by IFC’s Corporate Risk Committee, a subcommittee of IFC’s Management Team.
IFC funds its liquid assets from two sources, borrowings from the market (Funded Liquidity Portfolio) and capital (Net Worth Funded Portfolio). Liquid assets are managed in several sub-portfolios related to these sources.
IFC generally invests its liquid assets in highly rated fixed and floating rate instruments issued by, or unconditionally guaranteed by, governments, government agencies and instrumentalities, multilateral organizations, and high quality corporate issuers; these include asset-backed securities (ABS) and mortgage-backed securities (MBS), time deposits, and other unconditional obligations of banks and financial institutions. Diversification across multiple dimensions ensures a favorable risk return profile. IFC manages the individual liquid asset portfolios on an aggregate portfolio basis against each portfolio's benchmark within specified risk parameters. In implementing these portfolio management strategies, IFC utilizes derivative instruments, principally currency and interest rate swaps, foreign exchange forward contracts, and futures and options, and it takes positions in various industry sectors and countries.
FUNDED LIQUIDITY PORTFOLIO
IFC's primary funding source for liquid assets is market borrowings. Proceeds of borrowings from market sources not immediately disbursed for loans and loan-like debt securities are managed internally by IFC against money market benchmarks in the Funded Liquidity Portfolio. Refer to Section V. Funding Resources for additional details on borrowings.
NET WORTH FUNDED PORTFOLIO
The second funding source of liquid assets is the portion of IFC’s net worth not invested in equity and equity-like investments. These funds comprise the Net Worth Funded Portfolio which is managed internally by IFC against a U.S. Treasury benchmark.
IFC’s liquid assets are accounted for as trading portfolios. The NAV of the liquid asset portfolio was $42.2 billion at September 30, 2022, an increase of $463 million from $41.7 billion at June 30, 2022. This comprised the Funded Liquidity Portfolio of $25.6 billion and Net Worth Funded Portfolio of $16.6 billion ($25.1 billion and $16.6 billion respectively at June 30, 2022). The increase of $408 million in Funded Liquidity Portfolio was due to net issuances of market borrowings exceeding net loan disbursements to clients. The increase of $55 million in the Net Worth Funded Portfolio was due to net sales of equity and equity-like investments and capital contributions from shareholders.
SECTION V: FUNDING RESOURCES
BORROWINGS
The major source of IFC’s borrowings is the international capital markets. Under the Articles of Agreement, IFC may borrow in the public markets of a member country only with approvals from that member, together with the member in whose currency the borrowing is denominated.
Substantially all borrowings are carried at fair value under the Fair Value Option. The change in the fair value of these borrowings resulting from changes in instrument-specific credit risk is reported in other comprehensive income, while the remaining change in fair value is reported in “Net unrealized gains and losses on non-trading financial instruments accounted for at fair value” in the consolidated statements of operations. Changes in the net fair value of IFC’s borrowings from market, IDA, and associated derivatives, include the impact of changes in IFC’s own credit spread when measured against reference rates. IFC’s policy is to generally match the currency, amount, and timing of cash flows on market borrowings with the cash flows on the associated derivatives entered into contemporaneously.

INTERNATIONAL FINANCE CORPORATION	Page 16

Management's Discussion and Analysis
The outstanding borrowings (including fair value adjustments) on IFC's condensed consolidated balance sheets were $47.9 billion at September 30, 2022, down from $48.3 billion at June 30, 2022. This was mainly due to fair value gains of $1.2 billion due to lower valuations arising from higher interest rates, and foreign exchange gains of $1.7 billion (offset by foreign exchange losses of $1.7 billion on associated derivatives), almost offset by new issuances, net of maturities and repayments, of $2.6 billion shown below:
Figure 5: Borrowings Portfolio (US$ in millions)
IFC’s new medium and long-term borrowings (after the effect of borrowing-related derivatives and including discount notes with maturities greater than three months of $1.1 billion in FY23 Q1 ($1.5 billion in FY22 Q1)) totaled $5.3 billion during FY23 Q1 ($6.2 billion in FY22 Q1). This slower pace reflected IFC's current liquidity position and the current market conditions of increased volatility and widening spreads. In addition, the Board of Directors has authorized the repurchase and/or redemption of debt obligations issued by IFC, which enhanced the liquidity of IFC’s borrowings. IFC uses its borrowings as a tool to promote capital markets development in emerging and frontier markets and this can result in raising local currency funds. Market borrowings are generally swapped into floating-rate obligations denominated in U.S. dollars. Borrowings from market sources at September 30, 2022 with no associated interest rate or currency swap amounted to 2% of the total borrowings from market sources (2% at June 30, 2022). As of September 30, 2022, $1.2 billion of such non-U.S. dollar denominated market borrowings were outstanding ($1.2 billion as of June 30, 2022). As of September 30, 2022, they were denominated in Bangladeshi taka, Costa Rican colon, Dominican peso, Georgian lari, Indonesian rupiah, Indian rupee, Kazakhstan tenge, Philippine peso, New Romanian lei, Srilankan rupee, Turkish lira and Ukrainian hryvnia.
IFC has short-term discount note programs in U.S. dollar and Chinese renminbi to provide an additional funding and liquidity management tool for IFC in support of certain of IFC’s trade finance and supply chain initiatives and to expand the availability of short term local currency finance. The discount note programs provide for issuances with maturities ranging from overnight to one year. During FY23 Q1, IFC issued $2.3 billion of discount notes ($2.1 billion in FY22 Q1) and $2.3 billion were outstanding as of September 30, 2022 under the short-term discount note programs ($2.3 billion as of June 30, 2022).

INTERNATIONAL FINANCE CORPORATION	Page 17

Management's Discussion and Analysis
CAPITAL AND RETAINED EARNINGS
Table 5: IFC's Capital

(US$ in millions)	September 30, 2022	June 30, 2022
Capital
Authorized capital	$25,080	$25,080
Subscribed capital	23,645	23,611
Less: unpaid portion of subscriptions	(1,778)	(1,862)
Paid-in capital	21,867	21,749
Accumulated other comprehensive loss	(178)	(82)
Retained earnings	11,076	11,138
Total Capital	$32,765	$32,805
At September 30, 2022 and June 30, 2022, retained earnings comprises the following:
Table 6: IFC's Retained Earnings

(US$ in millions)	September 30, 2022	June 30, 2022
Undesignated Retained Earnings	$10,781	$10,840
Designated Retained Earnings:
Creating Markets Advisory Window	202	207
Funding Mechanism for Technical Assistance and Advisory Services	80	78
Small and Medium Enterprise (SME) Ventures	13	13
Total Designated Retained Earnings	$295	$298
Total Retained Earnings	$11,076	$11,138
Following the Spring Meetings in April 2018, a financing package, comprising: (i) a three-step capital raising process: Conversion of a portion of retained earnings into paid-in capital, a GCI and a SCI that would provide up to $5.5 billion in additional paid-in capital; (ii) a planned suspension of grants to IDA after the conclusion of the IDA 18; and (iii) internal measures for increased efficiency was endorsed by the Board of Governors. The authorized capital stock at September 30, 2022 is 25,079,991 shares of $1,000 par value each (unchanged from June 30, 2022).
The GCI and SCI Resolutions were adopted and became effective on April 16, 2020. $17 billion of retained earnings were converted into paid-in-capital in April 2020, and the capital subscription process was formally launched on April 22, 2020. As of September 30, 2022, 82 countries have subscribed a total of $4.1 billion (GCI – $3.5 billion and SCI – $582 million) and payment of $2.3 billion (GCI – $1.8 billion and SCI – $449 million) was received from 67 countries.
Designations of Retained Earnings
Amounts available to be designated are determined based on a Board of Directors-approved income-based formula and on a principles-based Board of Directors-approved financial distribution policy, and are approved by the Board of Directors.
IFC uses a sliding-scale formula and the methodology for calculating the incremental rate of designation. The approach approved by IFC’s Board of Directors establishes a threshold that no designations of any kind can take place if IFC’s CUR is above 88%, and establishes a framework for prioritizing future designations to FMTAAS and for transfers to IDA based on IFC’s CUR and a cushion for FMTAAS. IFC has also created the Creating Markets Advisory Window (CMAW) in fiscal year 2018 to focus on market creation in eligible IDA countries and FCS.
On August 4, 2022, the Board of Directors approved the entire designation of $6 million of IFC’s retained earnings for Funding Mechanism for Technical Assistance and Advisory Services (FMTAAS). This designation was approved by the Board of Governors on October 14, 2022.

INTERNATIONAL FINANCE CORPORATION	Page 18

Management's Discussion and Analysis
SECTION VI: RISK MANAGEMENT
ENTERPRISE RISK MANAGEMENT
IFC’s enterprise risk management framework (ERM) is designed to enable the prudent management of potential financial and reputational impacts that originate from the Corporation’s business activities.
IFC has defined three explicit Risk Management Objective Statements at the corporate level which are derived from IFC’s purpose, business scope, strategic objectives, and the risks that it faces.
▪Development Impact – IFC will maximize developmental impact by focusing on the World Bank Group’s twin goals of addressing extreme poverty and boosting shared prosperity, while maintaining financial sustainability and safeguarding its brand.
▪Financial Sustainability – IFC will generate and maintain sufficient financial resources, conduct its business and manage risk consistent with standards implied by a triple-A rating.
▪Safeguarding Reputation – In determining what engagements and activities to pursue, IFC will assess whether any potential adverse impact to its reputation is in balance with the potential development impact.
IFC’s Enterprise Risk Management follows the shared-responsibility principle, and IFC’s risk governance structure is built on the “three lines model” as defined below:
▪1st Line – All staff engaged in the business origination, revenue generating and client facing areas of IFC and all associated support functions including Investment, Advisory and Treasury staff which are not risk, control or compliance monitoring functions.
▪2nd Line – Staff in risk, controllers, legal, compliance and communication functions independent of the first line provides oversight and challenge over financial and operational risk activities.
▪3rd Line – Internal Audit provides independent oversight.
Within IFC, (i) all financial risks and operational risks are consolidated under the Vice President of Risk and Finance, (ii) non-financial risks are under the Vice President & General Counsel for Legal and Compliance Risk, and (iii) Environment, Social and Corporate Governance (ESG) risks are under the Operations Vice Presidency. The Senior Director of Environmental and Social (E&S) Policy and Risk reports directly to IFC’s Managing Director.
CREDIT RISK
IFC defines credit risk as the risk of loss of principal or loss of an expected financial return due to credit events such as a default or downgrade in credit ratings or any other failure to meet a contractual obligation that results in financial loss. IFC is exposed to credit risk in its loan portfolio and to investment and counterparty credit risk in its Treasury portfolio.
Investment Operations
Credit risk in investment projects is actively managed throughout the project life cycle. Investment teams are responsible for gathering the necessary information from the client and other relevant stakeholders to verify the financial viability of each project, and for assigning a credit rating (CR) at defined stages in the project approval process. The CR, the investment size, the product type and other project-related risks determine the authority level required for the approval of each transaction. All projects are subject to independent credit assessment by a credit officer within the independent Risk and Finance Vice Presidency and who participates in the project approval process. Projects are approved with reference to a number of operational and prudential limits approved by the Corporate Risk Committee, including limits related to single project or client exposure, single country exposure, and sector concentration.
The credit risk of loans is quantified in terms of the probability of default, loss given default and exposure at risk. These risk parameters are used in the processes to determine risk-based returns, project-based capital allocation and internal risk management purposes, as well as for establishing allowances against losses on loans under the new Current Expected Credit Losses accounting standard, and exposure limits.

INTERNATIONAL FINANCE CORPORATION	Page 19

Management's Discussion and Analysis
Selected indicators of credit risk exposure in IFC’s loan portfolio, together with the five-quarter trend of non-performing loans (NPLs), are given below:
Table 7: IFC Loan Portfolio Credit Risk Indicators

INDICATOR	September 30, 2022	June 30, 2022	Change
NPLs as % of the loan portfolio [a]	3.8%	3.9%	Down 0.1 pp
Principal amount outstanding on NPLs	$1.4 billion	$1.3 billion	Up $54 million
Total reserve against losses on loans	$1.2 billion	$1.2 billion	Up $8 million
Total reserve against losses on loans as % of disbursed loan portfolio	4.2%	4.4%	Down 0.2 pp
Total reserve against losses on loans as % of NPLs	88%	91%	Down 3 pp
Total reserve against losses on outstanding guarantees	$12 million	$11 million	Up $1 million
_________
a    NPL ratio is calculated on loan portfolio inclusive of debt security portfolio.
Figure 6: NPLs as Percentage of Disbursed Loan Portfolio

$ NPLs
% of disbursed loan portfolio
1,600
1,400
1,200
1,000
800
600
400
200
0
$ millions
5
4
3
2
1
0
% of disbursed loan portfolio
FY22 Q1
FY22 Q2
FY22 Q3
FY22 Q4
FY23 Q1

Additional details are provided in Section VII – Results of Operations (Provision for Losses on Loans, Off-balance Sheet Credit Exposures and Other Receivables).
Treasury Operations
IFC manages its exposures to investments and counterparties in its Treasury operations to mitigate potential losses from the failure by a counterparty to fulfill its contractual obligations. Counterparty eligibility criteria are set by Authorizations from the Board of Directors and by Directives approved by IFC’s Corporate Risk Committee. Eligible investments and counterparties are predominantly sovereign governments, government agencies, banks, and financial institutions with high quality credit ratings issued by leading international credit rating agencies.
Treasury operations counterparties remain well diversified by sector and geography. In accordance with its agreements with counterparties, at September 30, 2022, IFC held $1.2 billion in cash and $0 in securities as collateral for changes in mark-to-market exposures on open trades ($730 million in cash and $2 million in securities – June 30, 2022). In terms of Treasury’s credit profile, the liquid asset portfolios remain concentrated in the upper end of the credit spectrum with an average rating of A+, reflecting IFC’s objective of principal protection and its resulting preference for high-quality investments.

INTERNATIONAL FINANCE CORPORATION	Page 20

Management's Discussion and Analysis
MARKET RISK
Market risk is the risk of losses due to movement in market prices such as interest rates, credit spreads, equity, foreign exchange or commodity prices. IFC’s exposure to market risk is mitigated by its matched funding policy, whereby it uses derivative instruments to convert loans funded from market borrowings, and the market borrowings themselves, into floating rate U.S. dollar assets and liabilities with similar duration. Similarly, market risk resulting from derivative transactions with clients, to facilitate clients’ risk management, is typically mitigated by entering offsetting positions with highly rated market counterparties. IFC’s exposure to unhedged market risk arises primarily from its listed and unlisted equity investments in emerging markets, its quasi-equity loans, and its Treasury liquid asset portfolio.
LIBOR Transition
In 2017, the Financial Conduct Authority (FCA), the regulator of LIBOR, announced that it would no longer compel panel banks to submit rates required to calculate LIBOR after December 31, 2021, with key U.S. dollar LIBOR settings (O/N, 1M, 3M, 6M &12M) panels ceasing on June 30, 2023. Therefore, market participants, including IFC and its borrowers needed to move to alternative reference rates. In June 2017, the Alternative Reference Rates Committee (ARRC), announced it had selected Secured Overnight Financing Rate (SOFR) as its preferred alternative to USD LIBOR.
IFC took key steps to ensure a smooth and orderly transition of its financial instruments affected by the regulators’ requirement for use of alternative reference rates. In FY21, IFC has adopted the International Swaps and Derivatives Association (ISDA) 2020 IBOR Fallbacks Protocol (IBOR Protocol) and started hedging the majority of its borrowings to SOFR.
In line with global USD lending markets, IFC ceased issuing new financial instruments based on LIBOR on December 31, 2021 (with certain limited exceptions). In FY22, IFC started offering Term SOFR and Daily Non-Cumulative Compounded SOFR loan products and related Client Risk Management (CRM). Since January 1, 2022, over 40% of IFC’s total loan commitments were variable rate USD loans referencing SOFR. Of those new SOFR commitments, approximately 91% referenced to Term SOFR.
For its borrowings, IFC issued its first SOFR floating-rate note in the amount of $1.0 billion in June 2021. As of September 30, 2022, IFC’s SOFR-based borrowings on an after-swap basis totaled $15.7 billion ($11.4 billion as of June 30, 2022).
IFC has started the process to transition existing portfolio assets and liabilities that reference LIBOR to SOFR on a select basis. IFC has notified all clients of the general principles of the impending transition and has commenced a targeted, transaction-specific outreach to clients with the aim of transitioning all affected loan and CRM products to SOFR before June 30, 2023. For borrowings (on an after-swap basis), IFC aims to transition to daily compounded SOFR before the deadline.
Equity Investments
The risk of loss in value of IFC’s emerging markets equity investments is mitigated primarily by applying the same limits framework, decision-making process and portfolio management methods as described above for its lending operations. IFC has a multi-year horizon for its equity investments and accepts short-term price volatility of these investments, which can be significant.
Equities continued to be volatile in the face of rising interest rate and tightening monetary conditions led by nearly every major central bank. However, the rapid rise in interest rates has led to declines in almost all asset classes with many economists predicting an imminent global recession. US markets (S&P 500) declined 6.3% during FY23 Q1 while developed markets fell 9.3%. Emerging markets were not spared from this wrath with decline of 11.8% during the same period, dominated by negative returns in China and a rapidly rising US dollar. IFC continues to focus on strategic and highly selective additions on the new business front, as well as active management of its equity book with the rigorous analysis of macroeconomic trends informing management decision-making throughout the project lifecycle.
Liquid Asset Portfolios
Market risk in IFC’s liquid assets portfolios is managed according to the risk appetite chosen by IFC Management using derivative and other financial instruments such as over-the-counter foreign exchange forward agreements, interest rate and currency swaps, and exchange-traded interest rate futures. Overall market risk exposure is also subject to daily monitoring, based on Directives approved by the Corporate Risk Committee, which limit interest rate, credit spread, and foreign exchange risk.
FY23 Q1 witnessed continued volatility in interest rate markets. Interest rate, foreign exchange, and credit spread risks were controlled on a daily basis using a system of limits monitored to ensure ongoing compliance during FY23 Q1.

INTERNATIONAL FINANCE CORPORATION	Page 21

Management's Discussion and Analysis
LIQUIDITY, FUNDING AND ASSET LIABILITY MANAGEMENT (ALM) RISK
IFC defines liquidity and funding risk as the risk that, over a specific horizon, IFC will be unable to meet the demand for additional funds to meet the demand for uses of funds due to either funding or liquidity issues or both. IFC faces liquidity risk in its core development finance activities because its investments are predominantly illiquid in nature due to the lack of capital flows, the infrequency of transactions, and the lack of price transparency in many emerging markets. To offset this risk, IFC maintains appropriate liquid asset portfolios funded from its net worth and market borrowings. IFC manages the risk of mismatches in foreign exchange rates, interest rates, and maturity dates between balance sheet assets and liabilities.
Liquid Asset Portfolios
On June 30, 2023, IFC’s liquid asset portfolios totaled $42.2 billion (June 30, 2022 – $41.7 billion). IFC’s overall Liquidity Coverage Ratios (LCR) as a percentage of next three years’ estimated net cash needs stood at 94%, above the minimum requirement of 45%. During FY23 Q1, IFC raised $5.3 billion in market borrowings, net of derivatives and including discount notes with maturities greater than three months of $1.1 billion (FY22 Q1 – $6.2 billion). The outstanding balance under the Short-term Discount Note Program at September 30, 2022 was $2.3 billion (June 30, 2022 – $2.3 billion). In FY23 Q1, IFC’s funding costs versus U.S. dollar 6-month LIBOR increased when compared with FY22 Q1 consistent with wider funding spreads for other triple-A Multilateral Development Bank issuers in the capital markets.
Funding
IFC’s funding operations ensure that IFC has the funds required for its lending operations, and that it has sufficient liquidity to safeguard its triple-A rating and fulfill IFC’s counter-cyclical role. IFC can access a variety of funding markets, including the U.S. dollar market, Pounds sterling market and the Australian dollar market as well as private placement and retail markets. IFC’s discount note program complements IFC's traditional funding sources by providing swift access to funded liquidity. IFC’s triple-A rating is critical to the Corporation’s ability to maintain its low cost of funds. Regular issuance in a variety of markets serves to sustain investor confidence and maintain a diversified investor base.
Asset-Liability Management
While IFC’s matched-funding policy helps mitigate currency and interest rate risk, IFC is still exposed to residual market risks in the market borrowings-funded portion of the balance sheet. Residual currency risk arises from factors such as changes in the level of reserve for losses on non-U.S. dollar loans. The aggregate position in each lending currency is monitored and the risk is managed to within the limits established for each currency and the total exposure for all currencies. Residual interest rate risk may arise from differing interest rate reset dates on assets and liabilities or from assets that may become mismatched with hedges over time due to write-downs, prepayments, or rescheduling. The residual interest rate risk is managed by measuring the sensitivity of the present value of assets and liabilities in each currency to a one basis point change in interest rates and managing exposures to within the established limits for each currency and the total exposure for all currencies.
OTHER FINANCIAL RISKS
IFC includes Capital Risk and Pension risk as the two other financial risks that it faces. Capital risk is the risk to IFC’s triple-A rating resulting from a low capital adequacy position, in which available capital falls below the level of capital required to support IFC’s activities. Pension Risk is the risk that IFC’s defined-benefit pension plan is underfunded, leading to the need for additional financial support by IFC.
OPERATIONAL RISK MANAGEMENT
Consistent with the Basel Framework, IFC defines operational risk as the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events, and holds economic capital against such risks. Given IFC’s business model, both financial and non-financial potential impacts are considered in assessment of risks.
STRATEGIC AND BUSINESS RISK
These are risks that are specific to IFC given its mission and strategy and include Strategic Risk, Environment & Social Risk, Climate Risk, Corporate Governance Risk, Integrity Risk, AML/CFT Risk and External Financing Risk.
Strategic Risk
IFC defines strategic risk as the risk associated with initial strategy selection, execution, or modification over time, resulting in a lack of achievement of overall objectives.
Environment, Social and Governance (ESG) Risk
Environment and social risk is the risk that IFC does not effectively engage and influence clients to fulfill the requirements of the Performance Standards potentially causing harm to people or the environment. Corporate governance risk is the risk that IFC’s clients have inefficient or ineffective corporate governance practices, leading to adverse reputational or financial impacts on IFC.

INTERNATIONAL FINANCE CORPORATION	Page 22

Management's Discussion and Analysis
In addition to promoting ESG standards and climate disclosure across emerging markets, IFC has been focusing on building internal and external capacity to respond to ESG risks. IFC has been strengthening its ESG approach through improving its internal ESG systems and procedures; enhancing project-level grievance mechanisms; clarifying the application of IFC’s E&S requirements for clients, including financial intermediaries; and mainstreaming contextual risk assessment in due diligence and supervision. IFC continues to strengthen its ESG capacity across all regions through by rolling out new tools to support ESG specialists and updating its approach to supervision program.
Climate Risk
Climate risk is the risk that IFC’s clients may directly or indirectly experience potential adverse impacts from climate change such as extreme weather, floods or droughts, and sea level rise, leading to reputational or financial risk. Climate risk is integrated into IFC’s operations through its commitment under the capital increase and more recently to align with the goals of the Paris Agreement. As part of its efforts to align with the Adaptation & Climate Resilience component of the Paris Agreement, IFC screens its projects for exposure to physical climate risk and potential impacts on the project’s financial, environmental and social performance during project appraisal. IFC has developed tools, methodologies and approaches to help industry, E&S, and climate specialists to conduct these assessments.
Highlights of climate risk management measures in FY23 include:
▪Pilot of Paris Alignment methodology for physical climate risk for financial sector projects.
▪Development of sector-specific tools for physical climate risk assessment of projects in multiple sectors.
▪Publication of IFC’s fifth consecutive disclosure along the guidelines of the Task Force for Climate-Related Financial Disclosures (TCFD).
The WBG's Climate Change Action Plan, launched in June 2021, will increase support to deliver climate results, targeted towards reducing the trajectory of emissions and strengthening adaptation and resilience in developing countries. IFC is committed to increasing its direct climate financing to 35 percent of total commitments on average over the five-year period. IFC is also committed to aligning its financial flows with the objectives of the Paris Agreement. Starting July 1, 2023, 85 percent of Board approved real sector operations are expected to be aligned with the Paris Agreement’s goals, and 100 percent of these are expected to be aligned starting July 1, 2025.
Integrity Risk
Integrity risk is the risk of engaging with external institutions or persons whose background or activities may have adverse reputational and/or financial impact on IFC. IFC works with a wide range of partners in Investment Operations, Advisory Services and Upstream activities, from multi‑national to small companies, and from government institutions to non-governmental organizations. Thus, each transaction or service opportunity presents unique integrity risks, affected by different factors, including the type of engagement, financial instrument, structure, geography and duration of the engagement.
Anti-Money Laundering/ Combating the Financing of Terrorism (AML/CFT) Risk
AML/CFT Risk is the risk that IFC’s clients may have ineffective controls to manage exposure to money laundering and terrorist financing risk, subjecting IFC to potential integrity, reputational, or financial risk. IFC conducts AML/CFT due diligence on financial institution clients and funds to determine whether the client has arrangements designed to ensure that:
▪Client AML/CFT procedures and controls are structured to comply with relevant national AML/CFT laws and regulations;
▪AML/CFT procedures and controls are appropriate for the client’s business and operating environments; and
▪Implementation of the client’s AML/CFT controls is effective.
External Financing Risk
As well as using its own resources to invest in and provide advice to clients, IFC raises additional funds from public and private sector institutional investors, lenders and donors through several different mechanisms. External financing risk is the risk that when entrusted with oversight of such funds, IFC does not meet its contractual obligations to the third parties involved.

INTERNATIONAL FINANCE CORPORATION	Page 23

Management's Discussion and Analysis
SECTION VII: RESULTS OF OPERATIONS
OVERVIEW
The overall market environment has a significant influence on IFC’s financial performance. The main elements of IFC’s net income and other comprehensive income, and influences on the level and variability of net income and other comprehensive income from period to period are:
Table 8: Main Elements of Net Income and Other Comprehensive Income

ELEMENTS	SIGNIFICANT INFLUENCES
Net income:
Yield on interest earning assets (principally loans)
Market conditions including spread levels and degree of competition. Nonaccruals and recoveries of interest on loans formerly in nonaccrual status, and income from participation notes on individual loans are also included in income from loans.

Liquid asset income
Realized and unrealized gains and losses on the liquid asset portfolios, in particular the portion of the liquid asset portfolio funded by net worth, which are driven by external factors such as the interest rate environment and liquidity of certain asset classes within the liquid asset portfolio.

Income from the equity investment portfolio	Global climate for emerging markets equities, fluctuations in currency markets and company-specific performance for equity investments. Overall performance of the equity portfolio.
Provision for losses on loans, guarantees, and available-for-sale debt securities
Risk assessment of borrowers, probability of default, loss given default, and expected balance at default considering prepayment and disbursement assumption estimates as well as expected utilization rates.

Other income and expenses
Level of advisory services provided by IFC to its clients, the level of expense from the staff retirement and other benefits plans, the approved and actual administrative expenses, and other budget resources.

Gains and losses on other non-trading financial instruments accounted for at fair value
Principally, differences between changes in fair values of borrowings, excluding IFC’s credit spread and associated derivative instruments and unrealized gains or losses associated with the investment portfolio including puts, warrants, and stock options, which in part are dependent on the global climate for emerging markets. These securities may be valued using internally developed models or methodologies, utilizing inputs that may be observable or non-observable.

Other comprehensive income:
Unrealized gains and losses on debt securities accounted for as available-for-sale
Global climate for emerging markets, fluctuations in currency and commodity markets and company-specific performance, and consideration of the extent to which unrealized losses are considered a credit loss. Debt securities may be valued using internally developed models or methodologies, utilizing inputs that may be observable or non-observable.

Unrealized gains and losses attributable to instrument-specific credit risk on borrowings at fair value under the Fair Value Option
Fluctuations in IFC’s own credit spread measured against reference rate, resulting from changes over time in market pricing of credit risk. As credit spreads widen, unrealized gains are recorded, and when credit spreads narrow, unrealized losses are recorded.

Unrecognized net actuarial gains and losses and unrecognized prior service costs on benefit plans
Returns on pension plan assets and the key assumptions that underlay projected benefit obligations, including financial market interest rates, staff expenses, past experience, and management’s best estimate of future benefit cost changes and economic conditions.

INTERNATIONAL FINANCE CORPORATION	Page 24

Management's Discussion and Analysis
IFC's net (loss) income for the three months ended September 30, 2022 and September 30, 2021 are presented below:
Table 9: Summary of Financial Results

	For the three months ended
(US$ in millions)	September 30, 2022	September 30, 2021
Consolidated income highlights:
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$425	$269
Release of provision for losses on loans, off-balance sheet credit exposures and other receivables	8	9
(Loss) Income from equity investments and associated derivatives	(304)	280
Income from debt securities, including realized gains and losses on debt securities and associated derivatives	150	73
Provision for losses on available-for-sale debt securities	(2)	—
(Loss) Income from liquid asset trading activities	(66)	49
Charges on borrowings	(338)	(51)
Other income	53	99
Other expenses	(386)	(386)
Foreign currency transaction gains ( losses) on non-trading activities	51	(3)
(Loss) Income before net unrealized gains (losses) on non-trading financial instruments accounted for at fair value	(409)	339
Net unrealized gains (losses) on non-trading financial instruments accounted for at fair value	347	(127)
Net (loss) income	$(62)	$212
The following paragraphs detail significant variances between FY23 Q1 and FY22 Q1 covering the periods included in IFC FY23 Q1 condensed consolidated financial statements. The $274 million decrease in net income was principally a result of the following:
Figure 7: Change in Net Income FY23 Q1 vs FY22 Q1 (US$ in millions)
_________
*    Unrealized gains (losses)
** Total income from loans and debt securities and net treasury income are net of allocated charges on borrowings.
***    Others mainly represents foreign exchange gains/losses, service fees, and net advisory service expenses.

INTERNATIONAL FINANCE CORPORATION	Page 25

Management's Discussion and Analysis
A more detailed analysis of the components of IFC’s net income follows.
Income from Loans and Guarantees, including Realized Gains and Losses on Loans and Associated Derivatives
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives for FY23 Q1 totaled $425 million, compared with $269 million in FY22 Q1, an increase of $156 million primarily due to increase in interest income driven by the increase in market interest rates.
Non-performing Loans (NPLs)
NPLs increased by $54 million, from $1.3 billion of the disbursed loan portfolio at June 30, 2022 to $1.4 billion6 at September 30, 2022. The increase was largely due to $93 million of new NPL additions partially offset by $23 million of positive developments. In FY23 Q1 two loans individually equal to $10 million or more, totaling $90 million, were placed in NPL status.
Figure 8: Non-performing Loans (US$ in millions)
_________
*    Mainly represents balance changes due to deferrals, restructuring, disbursements, interest capitalization, conversions and foreign exchange gains/losses.
Provision for Losses on Loans, Off-Balance Sheet Credit Exposures and Other Receivables
IFC recorded a net release of provision for losses on loans, off-balance sheet credit exposures and other receivables of $8 million in FY23 Q1 (release of provision of $9 million in FY22 Q1) analyzed as below:
Table 10: Individual and Portfolio Provision (Release of Provision)

	For the three months ended
(US$ in millions)	September 30, 2022	September 30, 2021
Portfolio provision on disbursed loans	$40	$31
Individual provision (release of provision) on disbursed loans	(17)	4
Release of portfolio provision on undisbursed loans	(32)	(42)
Provision (release of provision) on off-balance sheet credit exposures and other receivables	1	(2)
Total	$(8)	$(9)
6    Includes $58 million reported as debt securities and $196 million reported as loans under Fair Value Option on the Balance Sheet as of September 30, 2022 ($60 million Debt securities and $197 million FVO loans – June 30, 2022).

INTERNATIONAL FINANCE CORPORATION	Page 26

Management's Discussion and Analysis
Portfolio provision increase in FY23 Q1 was mainly due to new commitments and disbursements while individual portfolio release was mainly driven by a $14 million individual provision release for a project that had positive developments.
Total reserve against losses on loans disbursed and loans committed but not disbursed decreased by $26 million to $1.4 billion as of September 30, 2022 analyzed as follows:
Figure 9: Reserve Against Losses for Disbursed and Undisbursed Loans (US$ in millions)
_________
*    Mainly represents reserve against capitalized interest and foreign exchange gains/losses.
At September 30, 2022, reserve against losses on disbursed loans was $1.2 billion or 4.4% of the carrying value of disbursed loans at amortized cost ($1.2 billion or 4.6% at June 30, 2022), an increase of $8 million primarily driven by $23 million provision partially offset by $12 million foreign currency adjustment. Reserve against losses on undisbursed loans totaled $138 million or 2.4% of loans committed but not disbursed ($172 million or 2.1% at June 30, 2022), a decrease of $34 million driven by lower undisbursed loan balance.
Reserve against losses as of September 30, 2022 reflected credit risk assessments as of that date. The assessment of the level of reserve against losses carried a heightened degree of uncertainty and judgment in incorporating the impact of the war in Ukraine which is largely through IFC's rating system that classifies its loans according to credit worthiness and risk. A qualitative overlay of $135 million remained unchanged from June 30, 2022 in FY23 Q1 for estimated provisions due to the impact of the war in Ukraine which has not yet been reflected in the model calculated reserve and cannot be directly attributed to any individual borrowers at September 30, 2022.
Individual reserve against losses on disbursed loans at September 30, 2022 of $437 million ($461 million at June 30, 2022) were held against impaired disbursed loans of $1.4 billion ($1.5 billion at June 30, 2022), a coverage ratio of 31.1% (31.5% at June 30, 2022). The decrease in coverage ratio was mainly due to a $60 million decrease in the impaired disbursed loan portfolio.
Individual reserve against losses on undisbursed loans at September 30, 2022 of $1 million ($1 million at June 30, 2022) were held against undisbursed impaired loans of $13 million ($14 million at June 30, 2022), a coverage ratio of 8% (7% at June 30, 2022).
In FY23 Q1, the top ten largest individual provisions and top ten largest individual releases of provision comprises 70% and 89% of the total individual provisions and total individual releases of provision respectively for losses on loans.
Income from Equity Investments and Associated Derivatives
IFC sells equity investments where IFC’s developmental role is complete, where pre-determined sales trigger levels have been met, and where applicable, lock-ups have expired. Gains and losses on equity investments and associated derivatives comprises of both realized and unrealized gains.
Income from equity investment and associated derivatives (consisting of dividends, and net realized and unrealized gains and losses), decreased by $584 million from $280 million income in FY22 Q1 to a loss of $304 million in FY23 Q1.
IFC recognized realized net losses on equity investments and associated derivatives of $6 million in FY23 Q1, as compared to net gains of $374 million in FY22 Q1, a decrease of $380 million. Realized losses on equity investments and associated derivatives were concentrated in a small number of investments. In FY23 Q1, one investment generated individual realized capital gains of $20 million or more totaling $26 million, and three investments generated individual realized capital losses of $20 million or more totaling $80 million. In comparison, six investments generated individual realized capital gains of $20 million or more totaling $312 million, and one investment generated individual realized capital losses of $20 million or more totaling $20 million in FY22 Q1. Dividend income in FY23 Q1 totaled $39 million, as compared with $43 million in FY22 Q1.

INTERNATIONAL FINANCE CORPORATION	Page 27

Management's Discussion and Analysis
Net unrealized losses on equity investments and associated derivatives were $339 million in FY23 Q1 compared to net unrealized losses of $138 million in FY22 Q1. The unrealized losses in FY23 Q1 were due to lower valuations, while FY22 Q1 unrealized losses reflected reclassifying gains from unrealized to realized upon sales.
Income from Debt Securities and Realized Gains and Losses on Debt Securities, and Associated Derivatives
Income from debt securities and associated derivatives increased by $77 million from $73 million in FY22 Q1 to $150 million in FY23 Q1, primarily due to the gains of $66 million on sale of one investment.
Income (Loss) from Liquid Asset Trading Activities
Liquid assets trading activities, gross of funding costs, generated a loss of $66 million in FY23 Q1, comprising losses of $266 million from the Net Worth Funded Portfolio, offset in part by income of $200 million from the Funded Liquidity Portfolio.
Liquid assets trading activities, net of allocated funding costs, generated a loss of $223 million in FY23 Q1 ($37 million income in FY22 Q1), which comprises: (i) a loss of $266 million from the Net Worth Funded Portfolio ($12 million income in FY22 Q1) as a result of a substantial rise in US Treasury rates in FY23 Q1, and (ii) income of $43 million from Funded Liquidity Portfolio ($25 million income in FY22 Q1) due to rising interest-rates for short-term liquidity held in local currencies this fiscal year.
Charges on Borrowings
IFC’s charges on borrowings increased by $287 million, from $51 million in FY22 Q1 to $338 million in FY23 Q1, primarily due to increases in reference rates (both SOFR and LIBOR) most notably since January 2022.
Other Income
Other income decreased by $46 million, from $99 million in FY22 Q1 to $53 million in FY23 Q1. The return on Post-Employment Benefit Plan assets decreased by $31 million from gains of $12 million in FY22 Q1 to losses of $19 million in FY23 Q1, mainly driven by lower investment returns. Service fees decreased by $13 million mainly due to lower mobilization fees and AMC management fees.
Other Expenses
Administrative and pension expenses decreased by $3 million from $335 million in FY22 Q1 to $332 million in FY23 Q1 mainly due to decrease in pension expenses by $11 million, driven by an increase in accretion of unrecognized actuarial gains as well as an increase in expected return on assets in Staff Retirement Plan (SRP) and Retired Staff Benefits Plan (RSBP) based on assumptions established at June 30, 2022. The lower pension expenses were partially offset by a $8 million increase in administrative expenses mainly due to higher staff costs and higher travel expenses following the easing of COVID-19 travel restrictions.
Foreign Currency Transaction Gains and Losses on Non-Trading Activities
Foreign currency transaction gains reported in net income in FY23 Q1 totaled $51 million (losses of $3 million in FY22 Q1). Foreign currency transaction losses of $62 million in FY23 Q1 (losses of $11 million in FY22 Q1) on debt securities accounted for as available-for-sale are reported in other comprehensive income, while foreign currency transaction gains and losses on the derivatives economically hedging such debt securities are reported in net income. IFC has recorded foreign exchange related losses of $11 million (losses of $14 million in FY22 Q1) in a combination of net income and other comprehensive income.
Net Unrealized Gains and Losses on Non-Trading Financial Instruments
IFC accounts for certain financial instruments at fair value with unrealized gains and losses on such financial instruments being reported in net income, namely: (i) market borrowings with associated currency or interest rate swaps; (ii) unrealized gains and losses on certain loans, debt securities and associated derivatives; and (iii) borrowings from IDA.

INTERNATIONAL FINANCE CORPORATION	Page 28

Management's Discussion and Analysis
Table 11: Net Unrealized gains (losses) on Non-Trading Financial Instruments

	For the three months ended
(US$ in millions)	September 30, 2022	September 30, 2021
Unrealized losses on the loan and debt securities portfolio carried at fair value	$(77)	$(164)
Unrealized gains on associated derivatives	311	55
Unrealized gains (losses) on loans, debt securities and associated derivatives	234	(109)
Unrealized gains on borrowings from market and IDA	$1,210	$233
Unrealized losses on associated derivatives	(1,097)	(251)
Unrealized gains (losses) on borrowings from market, IDA and associated derivatives	113	(18)
Net unrealized gains (losses) on non-trading financial instruments accounted for at fair value	$347	$(127)
IFC reported $234 million unrealized gains on loans, debt securities, net of associated derivatives in FY23 Q1.The unrealized gains on associated derivatives of $311 million in FY23 Q1 included a $207 million gain on lending related currency and interest rate swaps due to higher swaps rates in U.S. dollar, Euro, Colombian peso, Bangladeshi taka and Indian rupee in FY23 Q1, and a $98 million gain on client risk management swaps mainly due to generally high rates on interest rate swaps.
IFC reported $113 million of unrealized gains on borrowings from market sources and IDA, net of associated derivatives in FY23 Q1. Unrealized gains of $1.2 billion on borrowings comprises $1.2 billion unrealized gains on market borrowings and a $8 million unrealized gain on borrowings from IDA. Unrealized losses of $1.1 billion were recorded on borrowing-related derivatives. The net after swap unrealized gains in FY23 Q1 were mainly due to higher current premiums on USD borrowings in currency swap markets, notably Russian ruble and Australian dollar.
OTHER COMPREHENSIVE INCOME
Unrealized Gains and Losses on Debt Securities and Borrowings
Table 12: Other Comprehensive Loss – Unrealized Gains and Losses on Debt Securities and Borrowings

	For the three months ended
(US$ in millions)	September 30, 2022	September 30, 2021
Net unrealized gains and losses on debt securities arising during the period:
Unrealized gains	$52	$48
Unrealized losses	(82)	(67)
Reclassification adjustment for realized gains and credit related portion of impairments which were recognized in net income	(64)	(3)
Net unrealized losses on debt securities	$(94)	$(22)
Net unrealized gains and losses attributable to instrument-specific credit risk on borrowings at fair value under the Fair Value Option:
Unrealized gains	$126	$66
Unrealized losses	(134)	(94)
Reclassification adjustment for realized gains included in net income upon derecognition of borrowings	6	—
Net unrealized losses on borrowings	$(2)	$(28)
Total unrealized losses on debt securities and borrowings	$(96)	$(50)
Net unrealized losses on debt securities totaled $94 million in FY23 Q1 (net unrealized losses of $22 million in FY22 Q1) and primarily included foreign currency losses on debt securities amounting to $62 million that was accounted for as available-for-sale as well as a reversal of $49 million unrealized gains as of FY22-end for one debt security, reclassified to realized gains in net income upon sale. Whereas the unrealized gains in FY22 Q1 included the reversal of an unrealized gain of $19 million on an available-for-sale debt security upon its reclassification to equity investments.
Net unrealized losses on borrowings of $2 million was recognized through other comprehensive income in FY23 Q1 (net unrealized losses of $28 million in FY22 Q1). This was due to losses in OCI from relatively higher market sourced valuations in the Russian ruble and Mexican peso bond portfolio that were mostly offset by gains in OCI on U.S. dollar and Australian dollar issuance due to IFC credit spreads widening by between 4 and 8 basis points in those markets.

INTERNATIONAL FINANCE CORPORATION	Page 29

Management's Discussion and Analysis
SECTION VIII: GOVERNANCE AND CONTROL
SENIOR MANAGEMENT AND CHANGES
The following is a list of the principal officers of IFC as of September 30, 2022:

President	David Malpass
Managing Director	Makhtar Diop
Regional Vice President, Africa	Sérgio Pimenta
Regional Vice President, Latin America and the Caribbean, and Europe	Alfonso García Mora
Regional Vice President, Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan	Hela Cheikhrouhou
Regional Vice President, Asia and Pacific	Ruth Horowitz [c]
Vice President, Cross-Cutting Solutions	Emmanuel Nyirinkindi
Vice President, Corporate Support	Elena Bourganskaia
Vice President, Economics and Private Sector Development	Susan M. Lund
Vice President and General Counsel, Legal and Compliance Risk	Leslie Sturtevant (Acting) [a]
Vice President, Industries	Mohamed Gouled [b]
Vice President, Risk and Finance	Tarek S. Himmo (Acting) [b]
Vice President, Treasury & Mobilization [c]	John Gandolfo
_________
a    On July 21, 2022, Christopher Stephens was appointed as World Bank Group Senior Vice President and General Counsel effective September 16, 2022. Leslie Sturtevant assumed the role as the acting Vice President and General Counsel, Legal and Compliance Risk, effective September 16, 2022. On October 31, 2022, Ramit Nagpal was appointed as the Vice President and General Counsel, Legal and Compliance Risk effective January 16, 2023.
b On July 8, 2022, IFC announced the creation of a new Vice President, Industries to oversee all Global Industry Departments, as well as the Corporate Portfolio and Operations Management Departments. Mohamed Gouled was appointed as the Vice President, Industries effective July 18, 2022. Tarek S. Himmo assumed the role as the acting Vice President, Risk and Finance, effective July 18, 2022. On October 31, 2022, Federico Galizia was appointed as the Vice President, Risk and Finance effective January 2, 2023.
c    On July 8, 2022, IFC announced the remapping of AMC to the Treasury & Syndications VPU and renaming it the Treasury & Mobilization VPU, effective August 1, 2022. Ruth Horowitz was appointed as the Regional Vice President for Asia and the Pacific effective August 1, 2022.

OTHER
On March 31, 2019, the Supreme Court of the United States (Supreme Court) decided on a narrow question of U.S. statutory law. The U.S. International Organizations Immunities Act (IOIA) provides certain international organizations, including IFC, with the same immunity from suit in the United States as foreign states. This statutory grant of immunity is in addition to and independent of the immunities set forth in IFC’s Articles of Agreement, as codified in a separate U.S. statute. The Supreme Court decided that the grant of immunity under the IOIA had changed over time in line with changes in sovereign immunity, and that the IOIA now includes certain exceptions. The Supreme Court decision did not affect any of IFC’s other immunities under U.S. law, nor did it cover other sources of IFC’s immunities under international law such as IFC’s Articles of Agreement and the United Nations Convention on the Privileges and Immunities of the Specialized Agencies. There are currently several court cases in the United States that may be impacted by the Supreme Court decision, although none of these cases has reached a merits stage. The case in which the Supreme Court made its 2019 decision subsequently restarted in the United States lower courts, and IFC continued to present a number of jurisdictional arguments (including immunities-based arguments) for the dismissal of that case. The case has since been dismissed on immunity grounds both at the District Court and Court of Appeals levels, and, most recently, the Supreme Court has declined to hear the case a second time following a request by the plaintiffs for them to do so. The case is therefore concluded. See also Note Q to the FY23 Q1 condensed consolidated financial statements.

INTERNATIONAL FINANCE CORPORATION	Page 30

Management's Discussion and Analysis
SECTION IX: APPENDIX
GLOSSARY OF TERMS
AMC Funds: IFC Asset Management Company (AMC), a division of IFC effective January 31, 2020, invests third-party capital and IFC capital, enabling outside investors to invest alongside IFC in developing markets. Investors in funds managed by AMC have included sovereign wealth funds, national pension funds, multilateral and bilateral development institutions, national development agencies and international financial institutions (IFIs). These funds collectively are referred to as the AMC Funds.
Articles: IFC’s Articles of Agreement.
Board: The Board of Directors as established by IFC’s Articles of Agreement.
Capital Adequacy: A measure of IFC’s ability to withstand unexpected shocks as IFC is required to maintain a minimum level of capital available (Balance Sheet Capital less Designated Retained Earnings) equal to total potential losses for all on- and off-balance sheet exposures estimated at levels consistent with maintaining IFC's AAA rating.
Capital Available: Under IFC’s economic capital framework, resources available to absorb potential losses, calculated as: Balance Sheet Capital less Designated Retained Earnings.
Capital Required: Aggregate minimum Economic Capital required to maintain IFC’s AAA rating.
Core Mobilization: Non-IFC financing or risk sharing arranged on commercial terms due to the active and direct involvement of IFC for the benefit of a Client. A Client is a legal entity to which IFC provides Advisory Services (AS) or Investment Services (IS).
Capital Utilization Ratio (CUR): A ratio to measure IFC's capital adequacy expressed as Capital Required divided by Capital Available.
Credit spread: A credit spread is the difference in yield between two bonds of similar maturity but different credit quality.
Economic Capital (EC): Minimum USD amount of capital required to meet expected and unexpected losses. For Financial Product(s), calculated as Exposure at Risk (EAR) multiplied by Economic Capital Ratio for relevant product/sub-product.
Fast Track COVID-19 Facility (COVID Facility, or FTCF): World Bank Group package to support country and private sector clients with the health and economic impacts of COVID-19. IFC Management has allocated 40 percent of its contribution to projects in IDA/FCS countries.
IDA18: IDA's Eighteenth Replenishment of Resources.
IDA19: IDA's Nineteenth Replenishment of Resources.
IDA20: IDA’s Twentieth Replenishment of Resources
IDA-eligible countries: Countries eligible to borrow from IDA on concessional terms.
IFC 3.0: Creating Markets and Mobilizing Private Capital is long-term strategy that is re-orienting IFC to a more deliberate and systematic approach to market development, particularly in IDA-eligible countries and Fragile and Conflict-affected Situations, and to more proactively marshal new sources of institutional capital to support private sector solutions in pursuit of the Twin Goals.
Income Available for Designations: Income Available for Designations (a non-U.S. GAAP measure) is used as a basis for designations of retained earnings. Beginning in FY20, IFC uses “income excluding unrealized gains and losses on investments and borrowings” as the metric for Income Available for Designations.
Paris Agreement: The Paris Agreement is the universal, legally binding global climate change agreement, adopted at the Paris climate conference in December 2015. It sets out a global framework to avoid dangerous climate change by limiting global warming and aims to strengthen countries’ ability to deal with the impacts of climate change and support them in their efforts.
Spring Meetings: The Spring Meetings of the International Monetary Fund and the Boards of Governors of the World Bank Group is a gathering that features the Development Committee and International Monetary and Financial Committee plenary session to discuss work of the institutions.
Upstream: Upstream activities aim to unlock and/or create new, additional investment opportunities for which IFC is both willing and likely to be a financial partner. Upstream activities comprise IFC engagements which aim to (i) Support the creation and realization of specific projects, for which IFC is a likely finance partner (Transaction Upstream); and/or have a wider market or sectoral impact to facilitate private sector investment, for which in turn IFC could be a potential financing partner (Creating Markets Upstream).
U.S. GAAP: Accounting principles generally accepted in the United States of America.
UN: United Nations.
World Bank: The World Bank comprises IBRD and IDA.
World Bank Group (WBG): The World Bank Group consists of IBRD, IDA, IFC, MIGA, and ICSID.

INTERNATIONAL FINANCE CORPORATION	Page 31

Management's Discussion and Analysis
ABBREVIATIONS AND ACRONYMS

ABS	:	Asset-Backed Securities
ALM	:	Asset Liability Management
AML/CFT	:	Anti-Money Laundering/ Combating the Financing of Terrorism
ARRC	:	Alternative Reference Rates Committee
CMAW	:	Creating Markets Advisory Window
COVID-19	:	Coronavirus Disease 2019
CR	:	Credit Rating
CRC	:	Corporate Risk Committee
CRM	:	Client Risk Management
CUR	:	Capital Utilization Ratio
E&S	:	Environmental and Social
ERM	:	Enterprise Risk Management Framework
ESG	:	Environment, Social and Governance
ESRP	:	Environmental and Social Review Procedure
FCA	:	Financial Conduct Authority
FCS	:	Fragile and Conflict-Affected Situations
FMTAAS	:	Funding Mechanism for Technical Assistance and Advisory Services
GCI	:	General Capital Increase
GP	:	General Partner
GTFP	:	Global Trade Finance Program
IBRD	:	International Bank for Reconstruction and Development
ICSID	:	International Centre for Settlement of Investment Disputes
IDA	:	International Development Association
IDA-PSW	:	IDA Private Sector Window
IFC or the Corporation	:	International Finance Corporation
IFIs	:	International Financial Institutions
ISDA	:	International Swaps and Derivatives Association
KRIs	:	key Risk Indicators
LCR	:	Liquidity Coverage Ratios
LTF	:	Long-Term Finance
MBS	:	Mortgage-Backed Securities
MD&A	:	Management’s Discussion and Analysis
MIGA	:	Multilateral Investment Guarantee Agency
NAV	:	Net Asset Value
NPLs	:	Non-performing Loans
PSW	:	Private Sector Window
RSBP	:	Retired Staff Benefits Plan
SCI	:	Selective Capital Increase
SME	:	Small and Medium Enterprise
SOFR	:	Secured Overnight Financing Rate
SRP	:	Staff Retirement Plan
STF	:	Short-Term Finance
TCFD	:	Task Force for Climate-Related Financial Disclosures
VPU	:	Vice Presidency Unit

INTERNATIONAL FINANCE CORPORATION	Page 32
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
September 30, 2022

INTERNATIONAL FINANCE CORPORATION	Page 33
CONDENSED CONSOLIDATED BALANCE SHEETS
as of September 30, 2022 (unaudited) and June 30, 2022 (unaudited)

(US$ in millions)	September 30, 2022	June 30, 2022
Assets
Cash and due from banks – Note C	$566	$702
Time deposits – Note C	10,551	6,579
Trading securities – Notes C and K	31,163	30,891
(includes $5,994 and $5,517 securities pledged to creditors under repurchase agreements at September 30, 2022 and June 30, 2022 respectively)
Securities purchased under resale agreements and receivable for cash collateral pledged – Notes C, K and P	5,954	8,178
Investments – Notes D, E, F, G, K and M
Loans
($1,344 at September 30, 2022, $1,374 at June 30, 2022 at fair value;
net of reserve against losses of $1,217 at September 30, 2022, $1,209 at June 30, 2022)
– Notes D, E, K and M	27,558	26,223
Equity investments
– Notes D, G, K and M	10,698	11,137
Debt securities – Notes D, F, K and M	6,878	6,733
(includes available-for-sale securities of $1,779 and $1,919, with associated amortized cost of $2,173 and $2,219, net of reserve against credit losses of $16 at September 30, 2022 and $14 at June 30, 2022)
Total investments	45,134	44,093
Derivative assets – Notes B, C, J, K and P	5,396	3,856
Receivables and other assets – Notes B, C, M and N	4,652	4,711
Total assets	$103,416	$99,010
Liabilities and capital
Liabilities
Securities sold under repurchase agreements and payable for cash collateral received – Notes C and P	$7,204	$6,223
Borrowings outstanding – Notes B and K
From market and other sources at amortized cost	2,920	2,962
From market sources at fair value	44,675	44,963
From International Development Association at fair value	283	344
Total borrowings	47,878	48,269
Derivative liabilities – Notes B, C, J, K and P	10,543	7,900
Payables and other liabilities – Notes B, C, E, M, N and O	5,026	3,813
Total liabilities	70,651	66,205
Capital
Authorized capital, shares of $1,000 par value each
(25,079,991 shares at September 30, 2022 and June 30, 2022)
Subscribed capital	23,645	23,611
Less: unpaid portion of subscriptions	(1,778)	(1,862)
Paid-in capital	21,867	21,749
Accumulated other comprehensive loss – Note H	(178)	(82)
Retained earnings – Note H	11,076	11,138
Total capital	32,765	32,805
Total liabilities and capital	$103,416	$99,010
The notes to condensed consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 34
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
for the three months ended September 30, 2022 (unaudited) and September 30, 2021 (unaudited)

	For the three months ended
(US$ in millions)	September 30, 2022	September 30, 2021
Income from investments
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives – Note E	$425	$269
Release of provision for losses on loans, off-balance sheet credit exposures and other receivables – Note E	8	9
(Loss) income from equity investments and associated derivatives – Note G	(304)	280
Income from debt securities, including realized gains and losses on debt securities and associated derivatives – Note F	150	73
Provision for losses on available-for-sale debt securities – Note F	(2)	—
Total income from investments	277	631
(Loss) income from liquid asset trading activities – Note C	(66)	49
Charges on borrowings	(338)	(51)
(Loss) income from investments and liquid asset trading activities, after charges on borrowings	(127)	629
Other income
Advisory services income – Note N	38	41
Service fees	22	35
Other	(7)	23
Total other income	53	99
Other expenses
Administrative expenses – Notes B and O	(342)	(355)
Advisory services expenses – Note N	(52)	(50)
Other, net – Note O	8	19
Total other expenses	(386)	(386)
Foreign currency transaction gains (losses) on non-trading activities	51	(3)
(Loss) income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value	(409)	339
Net unrealized gains (losses) on non-trading financial instruments accounted for at fair value – Note I	347	(127)
Net (loss) income – Note L	$(62)	$212
The notes to condensed consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 35
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
for the three months ended September 30, 2022 (unaudited) and September 30, 2021 (unaudited)

	For the three months ended
(US$ in millions)	September 30, 2022	September 30, 2021
Net (loss) income – Note L	$(62)	$212
Other comprehensive income
Unrealized gains and losses on debt securities
Net unrealized losses on available-for-sale debt securities arising during the period	(30)	(19)
Reclassification adjustment for realized gains included in net income (income from debt securities and realized gains and losses on debt securities and associated derivatives)	(66)	(3)
Reclassification adjustment for impairments related to credit loss included in net income (Provision for losses on available-for-sale debt securities)	2	—
Net unrealized losses on debt securities	(94)	(22)
Unrealized gains and losses on borrowings
Net unrealized losses arising during the period attributable to instrument-specific credit risk on borrowings at fair value under the fair value option	(8)	(28)
Reclassification adjustment for realized gains included in net income upon derecognition of borrowings	6	—
Net unrealized losses on borrowings	(2)	(28)
Net unrecognized net actuarial gains and unrecognized prior service credits on benefit plans – Note O	—	7
Total other comprehensive loss	(96)	(43)
Total comprehensive (loss) income	$(158)	$169

The notes to condensed consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 36
CONDENSED CONSOLIDATED STATEMENTS OF
CHANGES IN CAPITAL
for the three months ended September 30, 2022 (unaudited) and September 30, 2021 (unaudited)

(US$ in millions)	Undesignated retained earnings	Designated retained earnings	Total retained earnings	Accumulated other comprehensive loss – Note H	Paid-in capital	Total capital
At June 30, 2021	$11,395	$207	$11,602	$(1,118)	$20,760	$31,244
Three months ended September 30, 2021
Net income	212		212			212
Other comprehensive loss				(43)		(43)
Designations of retained earnings – Note H	(161)	161	—			—
Expenditures against designated retained earnings – Note H	9	(9)	—			—
Payments received for subscribed capital					59	59
At September 30, 2021	$11,455	$359	$11,814	$(1,161)	$20,819	$31,472
At June 30, 2022	$10,840	$298	$11,138	$(82)	$21,749	$32,805
Three months ended September 30, 2022
Net loss	(62)		(62)			(62)
Other comprehensive loss				(96)		(96)
Designations of retained earnings – Note H	(6)	6	—			—
Expenditures against designated retained earnings – Note H	9	(9)	—			—
Payments received for subscribed capital					118	118
At September 30, 2022	$10,781	$295	$11,076	$(178)	$21,867	$32,765
The notes to condensed consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 37
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months ended September 30, 2022 (unaudited) and September 30, 2021 (unaudited)

	For the three months ended
(US$ in millions)	September 30, 2022	September 30, 2021
Cash flows from investing activities
Loan disbursements	$(3,632)	$(2,870)
Investments in equity securities	(237)	(507)
Investments in debt securities	(699)	(344)
Loan repayments	1,823	2,323
Debt securities repayments	244	70
Proceeds from sales of loans	62	—
Proceeds from sales of equity investments	339	946
Proceeds from sales of debt securities	69	31
Loan origination fees received	34	27
Investment in fixed assets	(9)	(10)
Net cash used in investing activities	(2,006)	(334)
Cash flows from financing activities
Medium and long-term borrowings
Issuance	5,267	6,161
Retirement	(2,594)	(5,147)
Change in derivatives associated with borrowings, net	(158)	(53)
Short-term borrowings, net	(181)	(64)
Capital subscriptions	118	519
Net cash provided by financing activities	2,452	1,416
Cash flows from operating activities
Net (loss) income	(62)	212
Adjustments to reconcile net income or loss to net cash provided by (used in) operating activities:
Realized gains on loans and associated derivatives, net	(13)	—
Realized gains on debt securities and associated derivatives, net	(65)	(4)
Losses (gains) on equity investments and related derivatives, net	345	(236)
Release of provision	(6)	(9)
Accretion of net discounts, premiums and loan origination fees	(7)	(17)
Depreciation expenses	14	14
Foreign currency transaction (gains) losses on non-trading activities	(51)	3
Net unrealized (gains) losses on non-trading financial instruments accounted for at fair value	(347)	127
Net discounts paid on retirement of borrowings	(5)	(1)
Change in accrued income on loans and debt securities (after swaps), net	(189)	(77)
Change in accrued expenses on borrowings (after swaps), net	201	35
Change in liquid asset trading portfolio	4,653	(3,100)
Change in derivatives associated with loans and client risk management, net	36	170
Change in payables and other liabilities	8	43
Change in receivables and other assets	85	(64)
Net cash provided by (used in) operating activities	4,597	(2,904)
Change in cash and cash equivalents	5,043	(1,822)
Effect of exchange rate changes on cash and cash equivalents	(196)	(106)
Net change in cash and cash equivalents	4,847	(1,928)
Beginning cash and cash equivalents	3,322	13,022
Ending cash and cash equivalents	$8,169	$11,094
Composition of cash and cash equivalents
Cash and due from banks	$566	$642
Time deposits with maturities under three months	7,603	10,452
Total cash and cash equivalents	$8,169	$11,094

The notes to condensed consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 38
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months ended September 30, 2022 (unaudited) and September 30, 2021 (unaudited)

	For the three months ended
(US$ in millions)	September 30, 2022	September 30, 2021
Supplemental disclosure
Change in ending balances resulting from currency exchange rate fluctuations:
Loans outstanding	$(368)	$(159)
Debt securities	(209)	(62)
Loan and debt security-related currency swaps	572	252
Borrowings	1,696	973
Borrowing-related currency swaps	(1,672)	(970)
Charges on borrowings paid, net	$142	$17
Non-cash items:
Loan and debt security conversion to equity, net	$25	$21
The notes to condensed consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 39

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
PURPOSE
The International Finance Corporation (IFC), an international organization, was established in 1956 to further economic development in its member countries by encouraging the growth of private enterprise. IFC is a member of the World Bank Group (WBG), which also comprises the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). Each member is legally and financially independent. Transactions with other World Bank Group members are disclosed in the notes that follow. IFC’s activities are closely coordinated with and complement the overall development objectives of the other World Bank Group institutions. IFC, together with private investors, assists in financing the establishment, improvement and expansion of private sector enterprises by making loans, equity investments and investments in debt securities where sufficient private capital is not otherwise available on reasonable terms. IFC’s share capital is provided by its member countries. It raises most of the funds for its investment activities through the issuance of notes, bonds and other debt securities in the international capital markets. IFC also plays a catalytic role in mobilizing additional funding from other investors and lenders through parallel loans, loan participations, partial credit guarantees, securitizations, loan sales, risk sharing facilities, fund investments and other IFC crisis initiatives. In addition to project finance and mobilization, IFC offers an array of financial and technical advisory services to private businesses in the developing world to increase their chances of success. It also advises governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
These unaudited condensed financial statements and notes should be read in conjunction with the June 30, 2022 audited financial statements and notes included therein. The condensed comparative information that has been derived from the June 30, 2022 audited financial statements, has not been audited. The accounting and reporting policies of IFC conform with accounting principles generally accepted in the United States of America (U.S. GAAP). In the opinion of management, the condensed consolidated financial statements reflect all adjustments necessary for the fair presentation of IFC’s financial position and results of operations.
Certain amounts in prior years have been changed to conform to the current year’s presentation.
The preparation of the condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of income and expense during the reporting periods. Actual results could differ from these estimates. A significant degree of judgment has been used in the determination of: the reserve against losses on loans and, off-balance sheet credit exposures; estimated fair values of financial instruments accounted for at fair value (including equity investments, debt securities, loans, trading securities and derivative instruments); projected pension benefit obligations, fair value of pension and other postretirement benefit plan assets, and net periodic pension income or expense. There are inherent risks and uncertainties related to IFC’s operations. The possibility exists that changing economic conditions could have an adverse effect on the financial position of IFC.
IFC uses internal models to determine the fair values of derivative and other financial instruments and the aggregate level of the reserve against credit losses on loans, off-balance sheet credit exposures, and available-for-sale debt securities. IFC undertakes continuous review and analysis of these models with the objective of refining its estimates, consistent with evolving best practices appropriate to its operations. Changes in estimates resulting from refinements in the assumptions and methodologies incorporated in the models are reflected in net income in the period in which the enhanced models are first applied.
Accounting standards and regulations under evaluation
In November 2021, FASB issued ASU 2021-10 Government Assistance (Topic 832) Disclosures by Business Entities about Government Assistance. ASU 2021-10 requires business entities to provide certain annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy to other accounting guidance (for example, a grant model within IAS 20, Accounting for Government Grants and Disclosure of Government Assistance, or Subtopic 958-605, Not-For-Profit Entities—Revenue Recognition). ASU 2021-10 is effective for financial statements issued for annual periods beginning after December 15, 2021. Early application of the amendments is permitted. IFC is evaluating the impact of this ASU.
In March 2022, the FASB issued ASU 2022-02 Financial Instruments—Credit Losses (Topic 326), Troubled Debt Restructurings and Vintage Disclosures. The amendments in this ASU eliminate the recognition and measurement guidance for troubled debt restructurings in Subtopic 310-40, Receivables—Troubled Debt Restructurings by Creditors, and require reporting entities to apply the loan refinancing and restructuring guidance to determine whether a modification results in a new loan or a continuation of an existing loan. The ASU requires enhanced disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty. In addition, for public business entities, the amendments in this ASU require that an entity disclose current-period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of Subtopic 326-20, Financial Instruments—Credit Losses—Measured at Amortized Cost. The ASU is effective

INTERNATIONAL FINANCE CORPORATION	Page 40

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted. IFC is currently evaluating the impact of this ASU.
In June 2022, FASB issued ASU 2022-03 Fair Value Measurement (Topic 820) Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The amendments in this ASU clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The amendments in this Update also require certain disclosures for equity securities subject to contractual sale restrictions. The ASU is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted. This ASU should be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. IFC is currently evaluating the impact of this ASU.
NOTE B – RELATED PARTY TRANSACTIONS
IFC transacts with related parties including by receiving loans, participating in shared service arrangements, as well as through cost sharing of IBRD’s sponsored pension and other postretirement plans.
IFC's receivables from (payables to) its related parties are presented in the following table:

	September 30, 2022				June 30, 2022
(US$ in millions)	IBRD	IDA	MIGA	Total	IBRD	IDA	MIGA	Total
Services and Support Receivables (Payables)	$(31)	$—	$4	$(27)	$(37)	$—	$4	$(33)
PSW – Local Currency Facility	—	45	—	45	—	11	—	11
PSW – Blended Finance Facility	—	(58)	—	(58)	—	(54)	—	(54)
Borrowings	—	(283)	—	(283)	—	(344)	—	(344)
Pension and Other Post-retirement Benefits	621	—	—	621	640	—	—	640
Post-Retirement Contribution Reserve Fund [a]	288	—	—	288	260	—	—	260
	$878	$(296)	$4	$586	$863	$(387)	$4	$480
_________
a    Receivable from IBRD for IFC's share of investments associated with Post-Retirement Contribution Reserve Fund (PCRF), which is a fund established to stabilize contributions made to the pension plans.
Services and Support Payments
IFC obtains certain administrative and overhead services from IBRD in those areas where common services can be efficiently provided by IBRD. This includes shared costs of the Boards of Governors and Directors, and other services such as IT support services and human resource shared services. IFC makes payments for these services to IBRD based on negotiated fees, chargebacks and allocated charges, where chargeback is not feasible. Expenses allocated to IFC for the three months ended September 30, 2022, were $39 million ($34 million – for the three months ended September 30, 2021). Other chargebacks include $4 million for the three months ended September 30, 2022 ($3 million – for the three months ended September 30, 2021).
Fee Income from MIGA
Transactions with MIGA include marketing fees received for referral and due diligence services on jointly-developed guarantee projects. Fee income received from MIGA for the three months ended September 30, 2022 were $1 million ($1 million – for the three months ended September 30, 2021).

INTERNATIONAL FINANCE CORPORATION	Page 41

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE B – RELATED PARTY TRANSACTIONS (continued)
IDA Private Sector Window (IDA-PSW)
The PSW was created under IDA18, to mobilize private sector investment in IDA-only countries and IDA-eligible FCS. The PSW continued under IDA’s Twentieth Replenishment of Resources (IDA20), which commenced on July 1, 2022, with an initial allocation set at $2.5 billion. Under the fee arrangement for the IDA-PSW, IDA will receive a fee income for transactions executed under this window and will reimburses IFC and MIGA for the related costs incurred in administering transactions below.
IDA-PSW transactions

(US$ in millions)			September 30, 2022			June 30, 2022
Facility	Description	Balance Sheet Location	USD Notional		Net Asset/(Liability) position	USD Notional		Net Asset/(Liability) position
Local currency	Currency swaps with IDA to support local currency denominated loans	Derivative assets/liabilities	207		45	108		11

(US$ in millions)			September 30, 2022			June 30, 2022
Facility	Description	Balance Sheet Location	Commitments		Net Asset/(Liability) position	Commitments		Net Asset/(Liability) position
Blended Finance	Funding for IFC's IDA-PSW equity investments	Payables and other liabilities	200	[a]	(58)	200	[a]	(54)
Blended Finance	Guarantee from IDA that shares the first loss to support IFC's Guarantee Programs in IDA-PSW eligible countries	Off-balance sheet item	1,207	[b]		1,207	[b]
_________
a    Includes $74 million that has been approved but not committed as of September 30, 2022, unchanged from June 30, 2022.
b    Includes $524 million and $552 million that has been approved but not committed as of September 30, 2022 and June 30, 2022 respectively.
Borrowings
During the three months ended September 30, 2014, IFC issued an amortizing, non-interest bearing promissory note, maturing September 15, 2039, to IDA (the Note) in exchange for $1.2 billion. The Note requires payments totaling $1.3 billion, resulting in an effective interest rate of 1.84%. With IFC’s consent, IDA may redeem the Note after September 2, 2019, upon an adverse change in its financial condition or outlook. The amount due to IDA upon such redemption is equal to the present value of the all unpaid amounts discounted at the effective interest rate. IDA may transfer the Note; however, its redemption right is not transferrable. IFC has elected the Fair Value Option for the Note.
Pension and Other Postretirement Benefits
The receivable from IBRD represents IFC’s net share of prepaid costs for pension and other post-retirement benefit plans and Post-Employment Benefits Plan (PEBP) assets. These will be realized over the lives of the plan participants.

INTERNATIONAL FINANCE CORPORATION	Page 42

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE C – LIQUID ASSET PORTFOLIO
Composition of liquid asset portfolio
The composition of IFC’s net liquid asset portfolio included in the condensed consolidated balance sheet captions is as follows:

(US$ in millions)	September 30, 2022	June 30, 2022
Assets
Cash and due from banks [a]	$28	$38
Time deposits [b]	10,551	6,579
Trading securities	31,163	30,891
Securities purchased under resale agreements and receivable for cash collateral pledged	5,954	8,178
Derivative assets	2,126	1,463
Receivables and other assets:
Receivables from unsettled security trades	636	940
Accrued interest income on time deposits and securities	132	102
Accrued income on derivative instruments	89	42
Total assets	50,679	48,233
Liabilities
Securities sold under repurchase agreements and payable for cash collateral received	7,204	6,223
Derivative liabilities	117	77
Payables and other liabilities:
Payables for purchase of securities	1,114	172
Accrued charges on derivative instruments	64	44
Total liabilities	8,499	6,516
Total net liquid asset portfolio	$42,180	$41,717
________
a    Represents cash and due from banks from the liquid asset portfolio and does not include cash and due from banks from other cash accounts of $538 million and $664 million as of September 30, 2022 and June 30, 2022 respectively.
b Includes time deposits with maturities greater than three months of $2.9 billion and $4.0 billion, as of September 30, 2022 and June 30, 2022 respectively.
The liquid asset portfolio is denominated primarily in U.S. dollars; investments in other currencies, net of the effect of associated derivative instruments that convert non-U.S. dollar securities into U.S. dollar securities, represent 1.8% of the portfolio at September 30, 2022 (1.0% – June 30, 2022).
(Loss) income from liquid asset trading activities
(Loss) income from liquid asset trading activities for the three months ended September 30, 2022 and September 30, 2021 comprises:

	For the three months ended
(US$ in millions)	September 30, 2022	September 30, 2021
Interest income, net	$212	$65
Net losses on asset-backed and mortgage-backed securities	(13)	(8)
Net losses on other trading securities	(265)	(8)
Net losses on trading activities (realized and unrealized)	(278)	(16)
Total (loss) income from liquid asset trading activities	$(66)	$49

INTERNATIONAL FINANCE CORPORATION	Page 43

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE D – INVESTMENTS
The carrying amount of investments at September 30, 2022 and June 30, 2022 comprises:

(US$ in millions)	September 30, 2022	June 30, 2022
Loans
Loans at amortized cost	$27,431	$26,058
Less: Reserve against losses on loans	(1,217)	(1,209)
Loans at amortized cost less reserve against losses	26,214	24,849
Loans accounted for at fair value under the Fair Value Option
(amortized cost $1,516 at September 30, 2022, $1,519 at June 30, 2022)	1,344	1,374
Total loans	27,558	26,223
Equity investments
Equity investments accounted for at fair value a b
(cost $10,416 at September 30, 2022, $10,507 at June 30, 2022)	10,698	11,137
Total equity investments	10,698	11,137
Debt securities
Debt securities accounted for at fair value as available-for-sale
(amortized cost $2,173 at September 30, 2022, $2,219 at June 30, 2022)	1,779	1,919
Less: Reserve against losses on available-for sale debt securities	(16)	(14)
Debt securities, available-for-sale less reserve against losses	1,763	1,905
Debt securities accounted for at fair value under the Fair Value Option
(amortized cost $5,318 at September 30, 2022, $4,981 at June 30, 2022)	5,115	4,828
Total debt securities	6,878	6,733
Total carrying amount of investments	$45,134	$44,093
_________
a    Equity investments at fair value as of September 30, 2022 comprises investments in common or preferred shares of $5.6 billion ($5.8 billion as of June 30, 2022), equity interests in private equity funds of $5.1 billion ($5.3 billion as of June 30, 2022, and equity-related options and other financial instruments of $21 million ($11 million as of June 30, 2022).
b    Includes $2 million and $1 million for September 30, 2022 and June 30, 2022 of equity investments primarily accounted for under the cost recovery method. As the recovery of invested capital is uncertain, the fair value measurement is not applicable to these investments.
Reconciliation of total disbursed portfolio to carrying amount of investments is as follows:

(US$ in millions)	September 30, 2022				June 30, 2022
Sector	Loans	Equity investments	Debt securities	Total	Loans	Equity investments	Debt securities	Total
Total disbursed investment portfolio	$29,082	$10,456	$7,095	$46,633	$27,699	$10,548	$6,867	$45,114
Reserve against losses on loans and debt securities	(1,217)	—	(16)	(1,233)	(1,209)	—	(14)	(1,223)
Unamortized deferred loan origination fees, net and other	(135)	—	—	(135)	(122)	—	—	(122)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets	—	(36)	—	(36)	—	(37)	—	(37)
Unrealized losses on equity investments held by consolidated VIEs	—	(4)	—	(4)	—	(4)	—	(4)
Unrealized gains on investments accounted for at fair value as available-for-sale	—	—	2	2	—	—	33	33
Unrealized (losses) gains on investments accounted for under the Fair Value Option	(172)	282	(203)	(93)	(145)	630	(153)	332
Carrying amount of investments	$27,558	$10,698	$6,878	$45,134	$26,223	$11,137	$6,733	$44,093

INTERNATIONAL FINANCE CORPORATION	Page 44

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES

Loans
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives for the three months ended September 30, 2022 and September 30, 2021 comprise the following:

	For the three months ended
(US$ in millions)	September 30, 2022	September 30, 2021
Interest income	$374	$234
Commitment fees	14	14
Other financial fees	24	21
Realized gains on loans, guarantees and associated derivatives [a]	13	—
Income from loans and guarantees, including realized gains on loans and associated derivatives	$425	$269
–––––
a    Includes realized gains of $13 million for the three months ended September 30, 2022 and $0 for the three months ended September 30, 2021 for loans on which Fair Value Option is elected.
Reserve against losses on loans and provision for losses on loans
Reserve against losses on loans as of September 30, 2022 reflects credit risk assessments as of that date. The assessment of the level of reserve against losses carried a heightened degree of judgment in incorporating the impact of the war in Ukraine which is largely through IFC's rating system that classifies its loans according to credit worthiness and risk. As of September 30, 2022, a qualitative overlay of $135 million, including $1 million on off-balance sheet guarantee exposures, was applied and remained unchanged from June 30, 2022, for estimated provisions due to the impact of the war in Ukraine which has not yet been reflected in the model calculated reserve and cannot be directly attributed to any individual borrowers at September 30, 2022 and June 30, 2022.The previous qualitative overlay of $40 million related to COVID-19 was released in the year ended June 30, 2022 as IFC considers the impacts of COVID-19 are properly captured individually through its rating system.
Changes in the reserve against losses on loans disbursed and loans committed but not disbursed for the three months ended September 30, 2022 and September 30, 2021, as well as the related loans at amortized cost evaluated for impairment individually and on a pool basis (portfolio reserve) respectively, are summarized below:

	For the three months ended September 30, 2022
	Loans Disbursed			Loans Committed but not Disbursed
(US$ in millions)	Individual reserve	Portfolio reserve	Total reserve	Individual reserve	Portfolio reserve	Total reserve
Beginning balance	$461	$748	$1,209	$1	$171	$172
Provision (release of provision) for losses	(17)	40	23	—	(32)	(32)
Foreign currency transaction adjustments	(5)	(7)	(12)	—	(2)	(2)
Other adjustments [a]	(2)	(1)	(3)	—	—	—
Ending balance	$437	$780	$1,217	$1	$137	$138
Total disbursed loans at September 30, 2022	$1,404	26,162	$27,566
Loans committed but not disbursed at September 30, 2022				$13	$5,727	$5,740
Unamortized deferred loan origination fees, net and other			(135)
Loans at amortized cost			$27,431

_________
a    Other adjustments comprise reserve against interest capitalized.

INTERNATIONAL FINANCE CORPORATION	Page 45

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)

	For the three months ended September 30, 2021
	Loans Disbursed			Loans Committed but not Disbursed
(US$ in millions)	Individual reserve	Portfolio reserve	Total reserve	Individual reserve	Portfolio reserve	Total reserve
Beginning balance	$598	$726	$1,324	$2	$141	$143
Provision (release of provision) for losses	4	31	35	—	(42)	(42)
Recoveries of previously written-off loans	1	—	1	—	—	—
Foreign currency transaction adjustments	(5)	(3)	(8)	—	(1)	(1)
Other adjustments [a]	5	—	5	—	—	—
Ending balance	$603	$754	$1,357	$2	$98	$100
Total disbursed loans at September 30, 2021	$1,918	$24,197	$26,115
Loans committed but not disbursed at September 30, 2021				$43	$5,763	$5,806
Unamortized deferred loan origination fees, net and other			(122)
Loans at amortized cost			$25,993
_________
a    Other adjustments comprise reserve against interest capitalized.
Reserve for losses and provision for losses on off-balance sheet guarantee exposures, and other receivables
Changes in the reserve against losses (liability) on off-balance sheet guarantee exposures for the three months ended September 30, 2022 and September 30, 2021, are summarized below:

	For the three months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
(US$ in millions)	Outstanding Guarantees [a]		Issued Guarantees [a]
Beginning balance	$11	$11	$7	$6
(Release of provision) provision for losses on off-balance sheet credit exposure	1	(2)	—	(1)
Ending balance	$12	$9	$7	$5
___________
a    Guarantees are considered issued when IFC commits to the guarantee obligation. Guarantees are considered outstanding when the underlying financial obligation of the client is incurred.
There were no reserve against losses on other receivables at September 30, 2022 and June 30, 2022. The outstanding balance of other receivables is $2 million and $0 at September 30, 2022 and June 30, 2022, respectively.
Accrued Interest
The accrued interest balances are $492 million and $292 million, as of September 30, 2022 and June 30, 2022, respectively, and are reported within receivables and other assets on the condensed consolidated balance sheets.
Accrued interest is written off by reversing interest income during the quarter the financial asset is moved from an accrual to a nonaccrual status. The amount of accrued interest receivables written off by reversing interest income is $4 million and $2 million for the three months ended September 30, 2022 and September 30, 2021, respectively.
Accrued interest receivable is excluded from the amortized cost basis for disclosure purposes.

INTERNATIONAL FINANCE CORPORATION	Page 46

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)

Nonaccruing loans
Loans at nonaccrual status without a reserve against losses at September 30, 2022 and June 30, 2022 is considered insignificant. Loans on which the accrual of interest has been discontinued amounted to $1.3 billion at September 30, 2022 ($1.3 billion – June 30, 2022). The interest income on such loans for the three months ended September 30, 2022 and September 30, 2021 are summarized as follows:

	For the three months ended
(US$ in millions)	September 30, 2022	September 30, 2021
Interest income not recognized on nonaccruing loans	$31	$28
Interest income recognized on loans in nonaccrual status related to current and prior years, on cash basis	11	8
The amortized cost in nonaccruing loans at September 30, 2022 and June 30, 2022 is summarized by geographic region and industry sector as follows:

	September 30, 2022
(US$ in millions)	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Disruptive technologies and funds	Total non-accruing loans at amortized cost [a]
Africa	$219	$—	$164	$4	$387
Asia and Pacific	137	10	42	—	189
Latin America and the Caribbean, and Europe	212	11	195	—	418
Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan	100	74	215	—	389
Total disbursed loans [b]	$668	$95	$616	$4	$1,383

	June 30, 2022
(US$ in millions)	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Disruptive technologies and funds	Total non-accruing loans at amortized cost [a]
Africa	$221	$—	$80	$4	$305
Asia and Pacific	143	10	44	—	197
Latin America and the Caribbean, and Europe	217	12	202	—	431
Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan	102	74	220	—	396
Total disbursed loans [b]	$683	$96	$546	$4	$1,329
_________
a    Includes all components of amortized cost except unamortized fees which are considered insignificant.
b    Includes $58 million reported as debt securities on the Balance Sheet as of September 30, 2022 ($60 million – June 30, 2022).

INTERNATIONAL FINANCE CORPORATION	Page 47

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)

Past due loans
IFC considers a loan past due when payments are more than 30 days past the contractual due date. An age analysis, based on contractual terms, of IFC’s loans at amortized cost by geographic region and industry sector follows:

	September 30, 2022
(US$ in millions)	31-60 days past due	61-90 days past due	Greater than 90 days past due	Total past due	Current	Total loans
Africa
Manufacturing, agribusiness and services	$2	$22	$52	$76	$1,422	$1,498
Financial markets	—	—	—	—	2,773	2,773
Infrastructure and natural resources	—	33	85	118	1,564	1,682
Disruptive technologies and funds	—	—	4	4	—	4
Total Africa	2	55	141	198	5,759	5,957
Asia and Pacific
Manufacturing, agribusiness and services	—	—	30	30	3,249	3,279
Financial markets	—	—	9	9	3,896	3,905
Infrastructure and natural resources	—	—	16	16	1,473	1,489
Total Asia and Pacific	—	—	55	55	8,618	8,673
Latin America and the Caribbean, and Europe
Manufacturing, agribusiness and services	—	8	101	109	2,796	2,905
Financial markets	—	—	—	—	3,599	3,599
Infrastructure and natural resources	—	—	29	29	1,755	1,784
Total Latin America and the Caribbean, and Europe	—	8	130	138	8,150	8,288
Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan
Manufacturing, agribusiness and services	—	—	18	18	878	896
Financial markets	—	—	33	33	670	703
Infrastructure and natural resources	—	—	34	34	1,202	1,236
Total Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan	—	—	85	85	2,750	2,835
Other
Manufacturing, agribusiness and services	—	—	—	—	677	677
Financial markets	—	—	—	—	1,136	1,136
Total Other	—	—	—	—	1,813	1,813
Total disbursed loans	$2	$63	$411	$476	$27,090	$27,566
Unamortized deferred loan origination fees, net and other						(135)
Loans at amortized cost						$27,431
___________
At September 30, 2022, loans 90 days or greater past due still accruing were insignificant.

INTERNATIONAL FINANCE CORPORATION	Page 48

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)

	June 30, 2022
(US$ in millions)	31-60 days past due	61-90 days past due	Greater than 90 days past due	Total past due	Current	Total loans
Africa
Manufacturing, agribusiness and services	$—	$18	$69	$87	$1,358	$1,445
Financial markets	—	—	—	—	2,284	2,284
Infrastructure and natural resources	—	—	5	5	1,664	1,669
Disruptive technologies and funds	—	—	4	4	—	4
Total Africa	—	18	78	96	5,306	5,402
Asia and Pacific
Manufacturing, agribusiness and services	2	—	31	33	3,335	3,368
Financial markets	—	—	10	10	3,468	3,478
Infrastructure and natural resources	—	—	17	17	1,471	1,488
Total Asia and Pacific	2	—	58	60	8,274	8,334
Latin America and the Caribbean, and Europe
Manufacturing, agribusiness and services	5	—	98	103	2,648	2,751
Financial markets	—	—	—	—	3,505	3,505
Infrastructure and natural resources	—	—	13	13	1,588	1,601
Total Latin America and the Caribbean, and Europe	5	—	111	116	7,741	7,857
Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan
Manufacturing, agribusiness and services	—	—	18	18	901	919
Financial markets	—	—	33	33	642	675
Infrastructure and natural resources	—	—	52	52	1,257	1,309
Total Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan	—	—	103	103	2,800	2,903
Other
Manufacturing, agribusiness and services	—	—	—	—	707	707
Financial markets	—	—	—	—	977	977
Total Other	—	—	—	—	1,684	1,684
Total disbursed loans	$7	$18	$350	$375	$25,805	$26,180
Unamortized deferred loan origination fees, net and other						(122)
Loans at amortized cost						$26,058
___________
At June 30, 2022, loans 90 days or greater past due still accruing were insignificant.

INTERNATIONAL FINANCE CORPORATION	Page 49

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)

Loan Credit Quality Indicators
IFC utilizes a rating system to classify loans according to credit worthiness and risk. A description of each credit rating and categorization in terms of the attributes of the borrower, the business environment in which the borrower operates or the loan itself under the rating system follows:

Credit Risk Rating	Indicative External Rating	Category	Description
CR-1	AAA, AA+, AA, AA-	Very Strong	An obligor rated CR-1 is the highest rating assigned by IFC. The obligor's ability to meet its financial obligations is very strong.
CR-2	A+, A, A-	Strong
An obligor rated CR-2 is slightly more susceptible to the negative effects of changes in circumstances and economic conditions than obligors rated CR-1. The obligor's ability to meet its financial obligations remains strong.

CR-3	BBB+	Adequate	An obligor rated CR-3 exhibits an adequate financial profile, even though at a weaker level than "CR-1" and "CR-2".
CR-4	BBB
An obligor rated CR-4 exhibits an adequate financial profile. However, adverse economic conditions or changing circumstances are more likely to lead to a deterioration of the obligor’s ability to meet its financial obligations.

CR-5	BBB-
An obligor rated CR-5, as the lowest of the investment grade ratings, exhibits an adequate financial profile. However, adverse economic conditions and/or changing circumstances are more likely to lead to a weaker financial profile and a deterioration of the obligor’s ability to meet its financial obligations.

CR-6	BB+	Moderate	An obligor rated CR-6, as the first non-investment grade rating, is less vulnerable to default than other non-investment obligors.
CR-7	BB
An obligor rated CR-7 can face major uncertainties. Exposure to negative business, financial, or economic conditions could lead to the obligor's insufficient financial profile and a deterioration of the obligor’s ability to meet its financial obligations.

CR-8	BB-
An obligor rated CR-8 faces major ongoing uncertainties. Exposure to negative business, financial, or economic conditions could lead to the obligor's insufficient financial profile and a deterioration of the obligor’s ability to meet its financial obligations.

CR-9	B+	Weak
An obligor rated CR-9 is less vulnerable to default than obligors rated 'CR-10’ or ‘CR-11'. Significantly negative business, financial, or economic conditions will likely weaken the obligor's financial profile and ability to meet its financial obligations.

CR-10	B
An obligor rated CR-10 is more vulnerable to default than obligors rated 'CR-9’ but the obligor still has the capacity to meet its financial obligations. Negative business, financial, or economic conditions will likely weaken the obligor's financial profile and ability to meet its financial obligations.

CR-11	B-
An obligor rated CR-11 is more vulnerable to default than obligors rated 'CR-9’ or ‘CR-10’. The obligor still has the capacity to meet its obligations but slightly negative business, financial, or economic conditions are more likely to weaken the obligor's financial profile and ability to meet its financial obligations than a company rated CR-10.

CR-12	CCC+	Very Weak/ Special Attention
An obligor rated CR-12 faces significant challenges. While such obligors will likely have some positive characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions. The obligor is dependent upon favorable business, financial, and economic conditions to meet its financial obligations.

CR-13	CCC	Very Weak/Substandard
An obligor rated CR-13 is currently vulnerable to default, and is dependent upon significantly favorable business, financial, and economic conditions to meet its financial obligations. In the event of negative business, financial, or economic conditions, the obligor is not likely to meet its financial obligations and rescheduling and/or restructuring is likely to be required.

CR-14	CCC-	Extremely Weak/Doubtful
An obligor rated CR-14 is highly vulnerable to default. It is highly likely that a rescheduling and/or restructuring are required without which a default under IFC’s accounting definition would ensue. In some cases, even though default has not occurred yet, cash flow may be insufficient to service debt in full.

CR-15	Worse than CCC- and D	Imminent Default /Default	An obligor rated CR-15 is currently extremely vulnerable to nonpayment and there are indications that the next payment will not be made before meeting IFC’s accounting definition of default.
D			An obligor rated D is in payment default according to IFC’s definition of default.

INTERNATIONAL FINANCE CORPORATION	Page 50

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)

The following table presents the loans disbursed by credit quality indicator based on risk rating at September 30, 2022, and origination year. The origination year is based on the commitment date that represents the date that the decision was made to extend credit and IFC entered into a legally binding agreement with the borrower. All subsequent loan disbursements, as well as loan modifications, extensions, and renewals for an associated loan commitment are reported based on the original commitment date:

	September 30, 2022
(US$ in millions)	Loans at Amortized cost basis by Risk class
Origination year	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total Contracts
FY23	$—	$171	$35	$200	$194	$—	$—	$—	$—	$600
FY22	—	316	1,081	1,770	1,216	31	—	1	62	4,477
FY21	—	192	1,307	2,844	1,639	207	2	—	16	6,207
FY20	70	—	1,080	1,476	1,038	113	49	89	6	3,921
FY19	—	123	470	957	1,228	117	21	60	41	3,017
Prior	45	280	1,032	1,943	2,833	670	270	162	644	7,879
Total	$115	$1,082	$5,005	$9,190	$8,148	$1,138	$342	$312	$769	$26,101
Revolving loans	—	—	10	1,283	159	—	—	—	—	1,452
Revolving Contracts Converted to Term Contracts	—	—	—	13	—	—	—	—	—	13
Total disbursed loans	$115	$1,082	$5,015	$10,486	$8,307	$1,138	$342	$312	$769	$27,566
Unamortized deferred loan origination fees, net and other										(135)
Loans at amortized cost										$27,431

	June 30, 2022
(US$ in millions)	Loans at Amortized cost basis by Risk class
Origination year	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total Contracts
FY22	$—	$88	$939	$1,020	$439	$31	$—	$—	$4	$2,521
FY21	—	199	1,473	2,619	1,761	174	—	2	6	6,234
FY20	74	150	1,069	1,500	1,109	111	61	85	6	4,165
FY19	—	140	483	968	1,319	144	29	61	44	3,188
FY18	—	34	627	1,133	1,013	279	—	34	58	3,178
Prior	50	359	664	928	2,053	397	265	204	670	5,590
Total	$124	$970	$5,255	$8,168	$7,694	$1,136	$355	$386	$788	$24,876
Revolving Loans	—	—	7	1,123	160	—	—	—	—	1,290
Revolving Contracts Converted to Term Contracts	—	—	—	14	—	—	—	—	—	14
Total disbursed loans	$124	$970	$5,262	$9,305	$7,854	$1,136	$355	$386	$788	$26,180
Unamortized deferred loan origination fees, net and other										(122)
Loans at amortized cost										$26,058

INTERNATIONAL FINANCE CORPORATION	Page 51

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)

Following is a summary of IFC’s loans at amortized cost by credit quality indicator, geographic region, and industry sector, effective September 30, 2022 and June 30, 2022 respectively:

	September 30, 2022
(US$ in millions)	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Geographic Region
Africa	$—	$35	$109	$1,919	$3,172	$275	$227	$36	$184	$5,957
Asia and Pacific	70	454	3,062	2,705	2,089	79	44	95	75	8,673
Latin America and the Caribbean, and Europe	—	536	1,584	3,397	1,799	538	71	127	236	8,288
Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan	—	—	170	844	1,247	246	—	54	274	2,835
Other	45	57	90	1,621	—	—	—	—	—	1,813
Total geographic region	$115	$1,082	$5,015	$10,486	$8,307	$1,138	$342	$312	$769	$27,566
Unamortized deferred loan origination fees, net and other										(135)
Loans at amortized cost										$27,431

	September 30, 2022
(US$ in millions)	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Industry Sector
Manufacturing, agribusiness and services	$115	$731	$2,246	$3,386	$1,886	$290	$110	$88	$403	$9,255
Financial markets	—	234	2,042	6,047	3,423	237	15	102	16	12,116
Infrastructure and natural resources	—	117	727	1,053	2,998	611	217	122	346	6,191
Disruptive technologies and funds	—	—	—	—	—	—	—	—	4	4
Total industry sector	$115	$1,082	$5,015	$10,486	$8,307	$1,138	$342	$312	$769	$27,566
Unamortized deferred loan origination fees, net and other										(135)
Loans at amortized cost										$27,431

INTERNATIONAL FINANCE CORPORATION	Page 52

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)

	June 30, 2022
(US$ in millions)	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Geographic Region
Africa	$—	$52	$119	$1,671	$2,884	$208	$211	$73	$184	$5,402
Asia and Pacific	75	382	3,068	2,434	2,004	140	34	118	79	8,334
Latin America and the Caribbean, and Europe	—	471	1,622	3,057	1,732	529	74	128	244	7,857
Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan	—	—	175	851	1,234	259	36	67	281	2,903
Other	49	65	278	1,292	—	—	—	—	—	1,684
Total geographic region	$124	$970	$5,262	$9,305	$7,854	$1,136	$355	$386	$788	$26,180
Unamortized deferred loan origination fees, net and other										(122)
Loans at amortized cost										$26,058

	June 30, 2022
(US$ in millions)	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Industry Sector
Manufacturing, agribusiness and services	$124	$775	$2,514	$2,998	$1,865	$283	$116	$94	$421	$9,190
Financial markets	—	—	2,092	5,596	2,869	215	15	116	16	10,919
Infrastructure and natural resources	—	195	656	711	3,120	638	224	176	347	6,067
Disruptive technologies and funds	—	—	—	—	—	—	—	—	4	4
Total industry sector	$124	$970	$5,262	$9,305	$7,854	$1,136	$355	$386	$788	$26,180
Unamortized deferred loan origination fees, net and other										(122)
Loans at amortized cost										$26,058

Loans are modified through changes in interest rates, repayment schedules, and maturity date, in addition to reductions of loan principal and waiver of accrued interest. The following table presents information related to loan modifications, including past due amounts capitalized and written off, during the three months ended September 30, 2022 and September 30, 2021, that are considered Troubled Debt Restructurings (TDRs):

	For the three months ended
	September 30, 2022		September 30, 2021
(US$ in millions)	Number of TDRs	Amount	Number of TDRs	Amount
Loans modified as TDRs	6	$274	7	$138

INTERNATIONAL FINANCE CORPORATION	Page 53

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)

Loan at amortized cost modifications considered TDRs during the three months ended September 30, 2022 and September 30, 2021 is summarized by geographic region and industry sector as follows:

	For the three months ended
	September 30, 2022
(US$ in millions)	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Loan modifications considered TDRs [a]
Geographic Region
Africa	$138	$—	$—	$138
Asia and Pacific	15	—	—	15
Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan	—	—	42	42
Latin America and the Caribbean, and Europe	—	—	79	79
Total geographic region	$153	$—	$121	$274

	For the three months ended
	September 30, 2021
(US$ in millions)	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Loan modifications considered TDRs [a]
Geographic Region
Africa	$8	$—	$27	$35
Asia and Pacific	7	—	—	7
Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan	—	46	42	88
Latin America and the Caribbean, and Europe	—	8	—	8
Total geographic region	$15	$54	$69	$138
___________
a    Includes all components of amortized cost except unamortized fees which are considered insignificant.
Following is a summary of loans that defaulted during the three months ended September 30, 2022 and September 30, 2021 that had been modified in a troubled debt restructuring within 12 months prior to the date of default:

	For the three months ended
(US$ in millions, except for number of loans)	September 30, 2022	September 30, 2021
Loan amount	$17	$5
Number of Loans	3	1

INTERNATIONAL FINANCE CORPORATION	Page 54

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)

Collateral-Dependent Loans
A loan is considered collateral-dependent when the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the operation or sale of the collateral. The following tables summarizes the amortized cost of collateral dependent loans a by collateral type, geographic region and industry sector as of September 30, 2022 and June 30, 2022 respectively:

	September 30, 2022	June 30, 2022
(US$ in millions)	Property, Land and Equipment
Geographic Region
Africa	$2	$2
Asia and Pacific	14	14
Latin America and the Caribbean, and Europe	44	44
Total	$60	$60

	September 30, 2022	June 30, 2022
(US$ in millions)	Property, Land and Equipment
Industry Sector
Manufacturing, agribusiness and services	$8	$8
Infrastructure and natural resources	52	52
Total	$60	$60
___________
a    Includes all components of amortized cost except unamortized fees which are considered insignificant.
Guarantees
IFC extends financial guarantee facilities to its clients to provide full or partial credit enhancement for their debt securities and trade obligations. Under the terms of IFC’s guarantees, IFC agrees to assume responsibility for the client’s financial obligations in the event of default by the client, where default is defined as failure to pay when payment is due. Guarantees entered into by IFC generally have maturities consistent with those of the loan portfolio. Guarantees signed as of September 30, 2022 totaled $5.3 billion ($4.9 billion – June 30, 2022). Guarantees of $4.6 billion that were outstanding (i.e., not called) at September 30, 2022 ($4.2 billion – June 30, 2022), were not included in loans on IFC’s condensed consolidated balance sheet. The outstanding amount represents the maximum amount of undiscounted future payments that IFC could be required to make under these guarantees.

INTERNATIONAL FINANCE CORPORATION	Page 55

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE F – DEBT SECURITIES

Income from debt securities, including realized gains on debt securities and associated derivatives for the three months ended September 30, 2022 and September 30, 2021 comprise the following:

	For the three months ended
(US$ in millions)	September 30, 2022	September 30, 2021
Interest income	$84	$68
Dividends	1	1
Realized gains on debt securities and associated derivatives	65	4
Total income from debt securities, including realized gains on debt securities and associated derivatives	$150	$73

Debt securities accounted for as available-for-sale at September 30, 2022 and June 30, 2022 comprise:

	September 30, 2022
(US$ in millions)	Amortized cost	Unrealized gains [b]	Unrealized losses [b]	Reserve for credit losses	Fair value
Corporate debt securities	$1,712	$1	$(338)	$(12)	$1,363
Preferred shares	28	2	(1)	(4)	25
Asset-backed securities	433	6	(64)	—	375
Total	$2,173	$9	$(403)	$(16)	$1,763
_________
b Includes net foreign exchange losses of $395 million as of September 30, 2022.

	June 30, 2022
(US$ in millions)	Amortized cost	Unrealized gains [b]	Unrealized losses [b]	Reserve for credit losses	Fair value
Corporate debt securities	$1,722	$6	$(293)	$(11)	$1,424
Preferred shares	31	54	(1)	(3)	81
Asset-backed securities	466	13	(79)	—	400
Total	$2,219	$73	$(373)	$(14)	$1,905
_________
b Includes net foreign exchange losses of $332 million as of June 30, 2022.
Available-for-sale debt securities in an unrealized loss position for which a reserve for credit losses has not been recorded, due to non-credit related factors, comprises the following:

	September 30, 2022
(US$ in millions)	Amortized Costs	Unrealized Losses [b]	Fair value
Corporate debt securities	$1,626	$(338)	$1,288
Preferred shares	3	(1)	2
Asset-backed securities	342	(64)	278
Total	$1,971	$(403)	$1,568
_________
b    Includes net foreign exchange losses of $395 million as of September 30, 2022.

	June 30, 2022
(US$ in millions)	Amortized Costs	Unrealized Losses [b]	Fair value
Corporate debt securities	$1,470	$(293)	$1,177
Preferred shares	3	(1)	2
Asset-backed securities	466	(79)	387
Total	$1,939	$(373)	$1,566
_________
b    Includes net foreign exchange losses of $323 million as of June 30, 2022.

INTERNATIONAL FINANCE CORPORATION	Page 56

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE F – DEBT SECURITIES (continued)
The following table shows the unrealized losses and fair value of debt securities at September 30, 2022 and June 30, 2022 by length of time that individual securities had been in a continuous loss position where the fair value of securities declined below their cost basis:

	September 30, 2022
	Less than 12 months		12 months or greater		Total
(US$ in millions)	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debt securities	$387	$(27)	$901	$(311)	$1,288	$(338)
Preferred shares	2	(1)	—	—	2	(1)
Asset-backed securities	42	(3)	236	(61)	278	(64)
Total	$431	$(31)	$1,137	$(372)	$1,568	$(403)

	June 30, 2022
	Less than 12 months		12 months or greater		Total
(US$ in millions)	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debt securities	$400	$(46)	$777	$(247)	$1,177	$(293)
Preferred shares	2	(1)	—	—	2	(1)
Asset-backed securities	350	(7)	37	(72)	387	(79)
Total	$752	$(54)	$814	$(319)	$1,566	$(373)
Corporate debt securities comprise investments in bonds and notes. Fair value associated with corporate debt securities is primarily attributable to movements in the credit default swap spread curve applicable to the issuer, and also impacted by movements in the risk-free rates and foreign exchange rates. Based upon IFC's assessment of expected credit losses, a reserve for credit losses is made for securities where the issuer is not expected to make all contractual principal and interest payments.
Preferred shares comprise investments in preferred equity investments that are redeemable at the option of IFC or mandatorily redeemable by the issuer. Unrealized losses associated with preferred shares are primarily driven by changes in discount rates associated with changes in credit spreads or interest rates, minor changes in exchange rates and comparable market valuations in the applicable sector. Based upon IFC's assessment of expected credit losses, a reserve for credit losses is made for securities where IFC does not expect to recover the cost basis of these securities.
Asset-backed securities comprise investments in bonds and notes that are collateralized by self-liquidating financial assets that allows IFC to receive payments that depend primarily on cash flow from those assets.
The tables below present a rollforward by major security type for the three months ended September 30, 2022 and September 30, 2021 of the reserve for credit losses on debt securities held at the period end:

	For the three months ended
	September 30, 2022			September 30, 2021
(US$ in millions)	Corporate Debt Securities	Preferred shares	Total	Corporate Debt Securities	Preferred shares	Total
Beginning balance	$11	$3	$14	$—	$3	$3
Provision for losses	1	1	2	—	—	—
Ending balance	$12	$4	$16	$—	$3	$3
Nonaccruing debt securities
Debt securities on which the accrual of interest has been discontinued amounted to $58 million at September 30, 2022 ($60 million – June 30, 2022).

INTERNATIONAL FINANCE CORPORATION	Page 57

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE G – EQUITY INVESTMENTS AND ASSOCIATED DERIVATIVES
Income from equity investments and associated derivatives for the three months ended September 30, 2022 and September 30, 2021 comprises the following:

	For the three months ended
(US$ in millions)	September 30, 2022	September 30, 2021
Unrealized losses on equity investments and associated derivatives [a]	$(339)	$(138)
Realized (losses) gains on equity investments and associated derivatives, net	(6)	374
(Losses) gains on equity investments and associated derivatives, net [b]	(345)	236
Dividends	39	43
Custody, fees and other	2	1
Total (loss) income from equity investments and associated derivatives	$(304)	$280
_________
a    Including unrealized gains and losses related to equity securities still held at September 30, 2022 – net losses of $228 million for the three months ended September 30, 2022.
b    Includes losses of $210 million for the three months ended September 30, 2022 (gains of $44 million – September 30, 2021) from equity investments for which IFC has elected a Fair Value Option.
Equity investments include several private equity funds that invest primarily in emerging markets across a range of sectors and that are accounted for at fair value under the Fair Value Option. The fair values of these funds have been determined using the net asset value of IFC’s ownership interest in partners’ capital as a practical expedient and totaled $5.1 billion as of September 30, 2022 ($5.3 billion – June 30, 2022). These investments cannot be redeemed. Distributions will be received from these funds as the underlying assets are liquidated or distributed, the timing of which is uncertain.
As of September 30, 2022, the maximum unfunded commitments subject to capital calls for these funds are $1.8 billion ($1.9 billion – June 30, 2022). As of September 30, 2022, IFC invested $506 million ($531 million – June 30, 2022) as a limited partner in funds managed by AMC. Amounts previously distributed by the AMC Funds may be callable through the life of the respective fund. The sale of IFC’s limited partner interests in these funds needs prior consent from the other limited partners.

INTERNATIONAL FINANCE CORPORATION	Page 58

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE H – RETAINED EARNINGS DESIGNATIONS AND RELATED EXPENDITURES AND ACCUMULATED OTHER COMPREHENSIVE LOSS
Designated retained earnings
The components of designated retained earnings and related expenditures are summarized below:

(US$ in millions)	Funding Mechanism for Technical Assistance and Advisory Services	Creating Markets Advisory Window	Small and Medium Enterprise Ventures	Total Designated Retained Earnings
At June 30, 2021	$42	$151	$14	$207
Year ended June 30, 2022
Designations of retained earnings	72	89	—	161
Expenditures against designated retained earnings	(36)	(33)	(1)	(70)
At June 30, 2022	$78	$207	$13	$298
Three months ended September 30, 2022
Designations of retained earnings	6	—	—	6
Expenditures against designated retained earnings	(4)	(5)	—	(9)
At September 30, 2022	$80	$202	$13	$295
On August 4, 2022, the Board of Directors approved the entire designation of $6 million of IFC’s retained earnings for Funding Mechanism for Technical Assistance and Advisory Services (FMTAAS). This designation was approved by the Board of Governors on October 14, 2022.
Accumulated other comprehensive loss
The components of accumulated other comprehensive loss at September 30, 2022 and June 30, 2022 are summarized as follows:

(US$ in millions)	September 30, 2022	June 30, 2022
Net unrealized losses on available-for-sale debt securities	$(394)	$(300)
Net unrealized gains on borrowings at fair value under the Fair Value Option due to changes in instrument-specific credit risk	388	390
Unrecognized net actuarial losses and unrecognized prior service costs on benefit plans	(172)	(172)
Total accumulated other comprehensive loss	$(178)	$(82)

INTERNATIONAL FINANCE CORPORATION	Page 59

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE I – NET UNREALIZED GAINS AND LOSSES ON NON-TRADING FINANCIAL INSTRUMENTS ACCOUNTED FOR AT FAIR VALUE

Net unrealized gains and losses on non-trading financial instruments accounted for at fair value for the three months ended September 30, 2022 and September 30, 2021 comprise:

	For the three months ended
(US$ in millions)	September 30, 2022	September 30, 2021
Unrealized gains and losses on loans, debt securities and associated derivatives:
Unrealized (losses) gains on loans under the Fair Value Option	$(27)	$2
Unrealized gains on derivatives associated with loans	248	54
Unrealized losses on debt securities under the Fair Value Option	(50)	(166)
Unrealized gains on derivatives associated with debt securities	63	1
Total net unrealized gains (losses) on loans, debt securities and associated derivatives	234	(109)
Unrealized gains and losses on borrowings from market, IDA and associated derivatives:
Unrealized gains on market borrowings accounted for at fair value	1,202	231
Unrealized losses on derivatives associated with market borrowings	(1,097)	(251)
Unrealized gains on borrowings from IDA accounted for at fair value	8	2
Total net unrealized gains (losses) on borrowings from market, IDA and associated derivatives	113	(18)
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	$347	$(127)
Market borrowings economically hedged with financial instruments, including derivatives, are accounted for at fair value under the Fair Value Option. Differences arise between the movement in the fair value of market borrowings and the fair value of the associated derivatives primarily due to movements in IFC's own credit risk spread, foreign currency exchange risk premiums and accrued interest balances. The magnitude and direction (gain or loss) can be volatile from period to period but they do not alter the timing of cash flows on market borrowings. Changes in the fair value of borrowings resulting from changes in IFC’s own credit risk spread are recorded through other comprehensive income whereas changes in fair value due to other factors, and all fair value changes on hedging derivatives, are accounted for through net income (losses).

INTERNATIONAL FINANCE CORPORATION	Page 60

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE J – DERIVATIVES
IFC enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities, equity investments, client risk management, borrowing, liquid asset management and asset and liability management. None of these derivative instruments are designated as accounting hedges under ASC Topic 815.
The fair value of derivative instrument assets and liabilities by risk type at September 30, 2022 and June 30, 2022 is summarized as follows:

(US$ in millions)	September 30, 2022	June 30, 2022
Derivative assets
Interest rate	$888	$552
Foreign exchange	1,438	900
Interest rate and currency	2,931	2,282
Equity	87	77
Credit and other	52	45
Total derivative assets	$5,396	$3,856
Derivative liabilities
Interest rate	$2,376	$1,684
Foreign exchange	115	76
Interest rate and currency	8,016	6,105
Equity	5	4
Credit and other	31	31
Total derivative liabilities	$10,543	$7,900

INTERNATIONAL FINANCE CORPORATION	Page 61

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE J – DERIVATIVES (continued)

The effect of derivative instrument contracts on the condensed consolidated statement of operations for the three months ended September 30, 2022 and September 30, 2021 is summarized as follows:

(US$ in millions)		For the three months ended
Derivative risk category	Condensed Consolidated Statement of Operations location	September 30, 2022	September 30, 2021
Interest rate	Income (loss) from loans and guarantees, including realized gains and losses on loans and associated derivatives	$2	$(7)
	Loss from debt securities, including realized gains and losses on debt securities and associated derivatives	—	(3)
	Income (loss) from liquid asset trading activities	35	(18)
	Charges on borrowings	(17)	73
	Other income	3	3
	Net unrealized losses on non-trading financial instruments accounted for at fair value	(375)	(102)
Foreign exchange	Income from liquid asset trading activities	905	559
	Foreign currency transaction gains (losses) on non-trading activities	7	(4)
	Net unrealized gains on non-trading financial instruments accounted for at fair value	—	3
Interest rate and currency	Loss from loans and guarantees, including realized gains and losses on loans and associated derivatives	(38)	(70)
	Loss from debt securities, including realized gains and losses on debt securities and associated derivatives	(18)	(15)
	Income from liquid asset trading activities	131	142
	Charges on borrowings	40	216
	Foreign currency transaction losses on non-trading activities	(1,097)	(721)
	Other income	1	1
	Net unrealized losses on non-trading financial instruments accounted for at fair value	(416)	(96)
Equity	Gains from equity investments and associated derivatives	9	1
	Net unrealized (losses) on non-trading financial instruments accounted for at fair value	(2)	8
Other derivative contracts	Net unrealized gains (losses) on non-trading financial instruments accounted for at fair value	7	(9)
	Total	$(823)	$(39)
The income related to each derivative risk category includes realized and unrealized gains and losses.
At September 30, 2022, the outstanding volume, measured by U.S. dollar equivalent notional, of interest rate contracts was $52.0 billion ($49.2 billion at June 30, 2022), foreign exchange contracts was $19.5 billion ($17.2 billion at June 30, 2022) and interest rate and currency contracts was $47.6 billion ($47.0 billion at June 30, 2022).
At September 30, 2022, there were 138 equity contracts related to IFC’s loan and equity investment portfolio and $34 other derivative contract recognized as derivatives assets or liabilities under ASC Topic 815 (139 equity risk and 25 other contracts at June 30, 2022).

INTERNATIONAL FINANCE CORPORATION	Page 62

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS

ASC 820 defines fair value as the price that would be received to sell an asset or transfer a liability (i.e., an exit price) in an orderly transaction between independent, knowledgeable and willing market participants at the measurement date assuming the transaction occurs in the entity’s principal (or most advantageous) market. IFC categorizes its financial instruments into three levels based on the established fair value hierarchy. For more information regarding the fair value hierarchy and how IFC measures fair value, see Note A – Summary of Significant Accounting Policies in the June 30, 2022 audited financial statements. Readers are cautioned in using these data for purposes of evaluating the financial condition of IFC and the fair values of the individual financial instruments do not represent the fair value of IFC taken as a whole.
Recognizing there is a heightened degree of uncertainty and judgment in incorporating the impact of the war in Ukraine, IFC utilized, where available, comparator, sector and country information, in addition to discounted cash flow models, in valuing its equity investment portfolio at September 30, 2022. Debt securities and loans accounted for at fair value that do not have available market prices were primarily valued using discounted cash flow approaches and reflected spreads at September 30, 2022.
For the following instruments, the significant unobservable inputs and its relationship to the fair valuation movement are listed below:

Instrument	Significant Unobservable Input	Increase in Unobservable Input Results In
IFC Local Currency Borrowings	IFC Yield Curve	Decrease in Fair Value
Interest Rate Swaps	Yield Curve Points	Decrease in Fair Value
Currency Swaps	Yield Curve and Exchange Rates	Decrease in Fair Value
Debt Securities and Loans	Discount Rates, Credit Default Spreads	Decrease in Fair Value
	Valuation Multiple, Recovery Rates	Increase in Fair Value
Equity Securities and Equity Related Derivatives	Cost of equity, discounts for lack of marketability, weighted average cost of capital	Decrease in Fair Value
	Growth rates, return on assets, perpetual growth rates, EV/EBITDA, price to book value and other valuation multiples and volatilities	Increase in Fair Value
The methodologies used and key assumptions made to estimate fair values as of September 30, 2022 and June 30, 2022, are summarized below.
Liquid assets – The primary pricing source for the liquid assets is valuations obtained from external pricing services (vendor prices). The most liquid securities in the liquid asset portfolio are exchange traded futures, options, and U.S. Treasuries. U.S. Treasuries and U.S. Government agency bonds are classified as Level 1. The remaining liquid assets valued using vendor prices are classified as Level 2 or Level 3 based on the results of IFC’s evaluation of the vendor’s pricing methodologies and individual security facts and circumstances. Most vendor prices use some form of matrix pricing methodology to derive the inputs for projecting cash flows or to derive prices. When vendor prices are not available, liquid assets are valued internally by IFC using yield-pricing approach or comparables model approach and these are classified as Level 2 or Level 3 depending on the degree that the inputs are observable in the market.
The critical factors in valuing liquid assets in both Level 2 and Level 3 are the estimation of cash flows and yield. Other significant inputs for valuing corporate securities, quasi-government securities and sovereign or sovereign-guaranteed securities include reported trades, broker/dealer quotes, benchmark securities, option adjusted spread curve, volatilities, and other reference data. In addition to these inputs, valuation models for securitized or collateralized securities use collateral performance inputs, such as weighted average coupon rate, weighted average maturity, conditional prepayment rate, constant default rate, vintage, and credit enhancements.
Liquid assets classified as Level 3 as of September 30, 2022 ($96 million) and as of June 30, 2022 ($179 million) were fair valued based on non-quantitative unobservable valuation inputs. The valuation techniques for these liquid assets are presented in the table below.

		September 30, 2022
(US$ in millions)	Valuation technique	Fair value
Government obligations	Dealer indicative price	$96
Total		$96

INTERNATIONAL FINANCE CORPORATION	Page 63

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)

		June 30, 2022
(US$ in millions)	Valuation technique	Fair value
Government obligations	Dealer indicative price	$172
Corporate debt securities	Dealer indicative price	7
Total		$179
Loans and debt securities – Loans and debt securities in IFC’s investment portfolio that do not have available market prices are primarily valued using discounted cash flow approaches. The majority of loans measured at fair value are classified as Level 3. Certain loans contain embedded conversion and/or income participation features. If not bifurcated as standalone derivatives, these features are considered in determining the loans’ fair value based on the quoted market prices or other calculated values of the equity investments into which the loans are convertible and the discounted cash flows of the income participation features. The significant unobservable inputs used in the fair value measurement of loans and debt securities are discount rates, credit default swap spreads, and expected recovery rates. The valuation techniques and significant unobservable inputs for loans and debt securities classified as Level 3 as of September 30, 2022 and as of June 30, 2022 are presented below.

September 30, 2022
(US$ in millions)	Valuation technique	Fair value	Significant inputs	Range (%)	Weighted average (%)
Debt securities – preferred shares	Discounted cash flows	$20	Discount rate	7.4 - 17.3	10.6
	Market comparables	36	Valuation multiples [a]
	Recent transactions	58
	Other techniques	13
Total preferred shares		127
Other debt securities	Discounted cash flows	4,184	Credit default swap spreads	0.0 - 20.8	4
			Expected recovery rates	0.0 - 75	42.6
	Recent transactions	1,551
	Other techniques	481
Total other debt securities		6,216
Total		$6,343
_________
a    Includes price/book value ratio, enterprise value/sales ratio and enterprise value/earnings before interest, taxes, depreciation and amortization ratio, the range and weighted average are not provided due to the immaterial amounts.

June 30, 2022
(US$ in millions)	Valuation technique	Fair value	Significant inputs	Range (%)	Weighted average (%)
Debt securities – preferred shares	Discounted cash flows	$23	Discount rate	7.4 - 17.3	10.6
	Market comparables	37	Valuation multiples [a]
	Recent transactions	56
	Other techniques	68
Total preferred shares		184
Other debt securities	Discounted cash flows	4,672	Credit default swap spreads	0.6 - 13.4	4.4
			Expected recovery rates	0.0 - 75	42.6
	Recent transactions	1,018
	Other techniques	500
Total other debt securities		6,190
Total		$6,374
_________
a    Includes price/book value ratio, enterprise value/sales ratio and enterprise value/earnings before interest, taxes, depreciation and amortization ratio, the range and weighted average are not provided due to the immaterial amounts.

INTERNATIONAL FINANCE CORPORATION	Page 64

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)
Borrowings – Fair values derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate are classified as Level 2. Fair values derived from market source pricing are also classified as Level 2. The significant inputs used in valuing borrowings classified as Level 2 are presented below:

Classes	Significant Inputs
Structured bonds	Foreign exchange rate and inter-bank yield curves, IFC’s credit curve and swaption volatility matrix, foreign exchange rate volatility, equity spot price, volatility and dividend yield.
Unstructured bonds	Inter-bank yield curve and IFC’s credit curve.
As of September 30, 2022, IFC had bond issuances with a total fair value of $225 million classified as level 3 in Dominican peso, Georgian lari, Kazakhstan tenge, Uruguayan peso and Uzbekistan sum where the significant unobservable inputs were yield curve data ($232 million as of June 30, 2022). As of September 30, 2022, the weighted average effective interest rate on medium and long-term borrowings carried at amortized cost was 7.4% (7.2% as of June 30, 2022) and the effective interest rate on short-term borrowings carried at amortized cost was 2.0% (0.2% as of June 30, 2022).
Derivative instruments – The various classes of derivative instruments include interest rate contracts, foreign exchange contracts, interest rate and currency contracts, equity contracts and other derivative contracts. Certain over the counter derivatives in the liquid asset portfolio priced in-house are classified as Level 2, while certain over the counter derivatives priced using external manager prices are classified as Level 3. Fair values for derivative instruments are derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate.
The significant inputs used in valuing the various classes of derivative instruments classified as Level 2 and significant unobservable inputs for derivative instruments classified as Level 3 as of September 30, 2022 and June 30, 2022 are presented below:

Level 2 derivatives	Significant Inputs
Interest rate	Inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.
Foreign exchange	Foreign exchange rate, inter-bank yield curves and foreign exchange basis curve.
Interest rate and currency	Foreign exchange rate, inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.

(US$ in millions)			September 30, 2022
Level 3 derivatives	Type	Fair value	Significant inputs	Range (%)	Weighted average (%)
Equity related derivatives	Fixed strike price options	$3	Volatilities	28.1 - 54.6	54.5
	Variable strike price options	79	Contractual strike price [a]
Interest rate and currency swap assets	Vanilla swaps	77	Yield curve points, exchange rates
Interest rate and currency swap liabilities	Vanilla swaps	(29)	Yield curve points, exchange rates
Total		$130
_________
a    In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided.

(US$ in millions)			June 30, 2022
Level 3 derivatives	Type	Fair value	Significant inputs	Range (%)	Weighted average (%)
Equity related derivatives	Fixed strike price options	$2	Volatilities	28.1 - 53.0	53
	Variable strike price options	71	Contractual strike price [a]
Interest rate and currency swap assets	Vanilla swaps	35	Yield curve points, exchange rates
Interest rate and currency swap liabilities	Vanilla swaps	(34)	Yield curve points, exchange rates
Total		$74
_________
a    In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided.

INTERNATIONAL FINANCE CORPORATION	Page 65

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)
Equity investments – Equity investments valued using quoted prices in active markets are classified as Level 1. Equity investments classified as Level 2 are valued using quoted prices in inactive markets. Equity investments classified as Level 3 are primarily valued using discounted cash flow and market comparable approaches. The significant unobservable inputs include cost of equity, weighted average cost of capital, asset growth rate, return on assets, perpetual growth rate, price to book and market multiples. The valuation techniques and significant unobservable inputs used in fair value measurements categorized within Level 3 of the fair value hierarchy for equity investments that were measured at fair value through net income as of September 30, 2022 and June 30, 2022 are presented below.

(US$ in millions)			September 30, 2022
Sector	Valuation technique	Fair value	Significant inputs	Range	Weighted average (%)
Banking and other financial	Discounted cash flows	$568	Cost of equity (%)	9.4 - 26.0	12.3
Institutions			Asset growth rate (%)	(12.2) - 25.7	6.8
			Return on assets (%)	(4.11) - 6.3	1.9
			Perpetual growth rate (%)	3.0 - 13.0	5.1
	Market comparables	254	Price to book value	0.3 - 1.9	1.4
			EV/Sales	1.4 - 14.2	11.0
			Other valuation multiples [a]
	Listed price (adjusted)	212	Discount for lack of marketability (%)	*	35.0
	Recent transactions	328
	Other techniques	186
	Associated options [b]	13
Total banking and other financial institutions		1,561
Funds	Recent transactions	29
	Other techniques	16
Total funds		45
Others	Discounted cash flows	1,108	Weighted average cost of capital (%)	6.7 - 28.2	10.7
			Cost of equity (%)	8.8 - 23.8	13.1
	Market comparables	274	EV/EBITDA	3.6 - 18.0	12.0
			Price to book value	0.6 -1.9	1.5
			Other valuation multiples [a]
	Recent transactions	929
	Other techniques	61
	Associated options [b]	96
Total others		2,468
Total		$4,074
_________
*    No range is provided as all of the projects that use this valuation technique are with the same institution and have the same discount percentage.
a    Includes price/earnings ratio, price/sales ratio, enterprise value/sales ratio, and enterprise value/earnings before interest, taxes, depreciation, and amortization ratio, the range and weighted average are not provided due to the immaterial amounts.
b    Fair values for associated options are derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate.

INTERNATIONAL FINANCE CORPORATION	Page 66

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)

(US$ in millions)			June 30, 2022
Sector	Valuation technique	Fair value	Significant inputs	Range	Weighted average (%)
Banking and other financial	Discounted cash flows	$535	Cost of equity (%)	9.2 - 25.4	11.7
Institutions			Asset growth rate (%)	(26.0) - 36.2	5.4
			Return on assets (%)	(4.1) - 6.6	1.8
			Perpetual growth rate (%)	3.0 - 13.0	5.2
	Market comparables	174	Price to book value	0.3 - 1.7	1.5
			EV/Sales	1.7- 16.5	10.0
			Other valuation multiples [a]
	Listed price (adjusted)	215	Discount for lack of marketability (%)	*	35.0
	Recent transactions	487
	Other techniques	155
	Associated options [b]	7
Total banking and other financial institutions		1,573
Funds	Recent transactions	30
	Other techniques	13
Total funds		43
Others	Discounted cash flows	1,254	Weighted average cost of capital (%)	4.5 - 27.7	10.2
			Cost of equity (%)	8.3 - 22.5	12.8
	Market comparables	304	EV/EBITDA	3.6 - 18.0	13.1
			Price to book value	0.6 - 1.9	1.5
			Other valuation multiples [a]
	Recent transactions	739
	Other techniques	63
	Associated option [b]	88
Total others		2,448
Total		$4,064
_________
*    No range is provided as all of the projects that use this valuation technique are with the same institution and have the same discount percentage.
a    Includes price/earnings ratio, price/sales ratio, enterprise value/sales ratio, and enterprise value/earnings before interest, taxes, depreciation, and amortization ratio, the range and weighted average are not provided due to the immaterial amounts.
b    Fair values for associated options are derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate.

INTERNATIONAL FINANCE CORPORATION	Page 67

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)
Fair value of assets and liabilities
Estimated fair values of IFC’s financial assets and liabilities and off-balance sheet financial instruments at September 30, 2022 and June 30, 2022 are summarized below:

	September 30, 2022			June 30, 2022
(US$ in millions)	Carrying amount		Fair value	Carrying amount		Fair value
Financial assets
Cash and due from banks, time deposits, trading securities and securities purchased under resale agreements and receivable for cash collateral pledged	$48,234		$48,234	$46,350		$46,350
Investments:
Loans at amortized cost, net of reserve against losses	26,214		25,986	24,849		24,820
Loans accounted for at fair value under the Fair Value Option	1,344		1,344	1,374		1,374
Total loans	27,558		27,330	26,223		26,194
Equity investments accounted for at fair value	10,698	[a]	10,696	11,137	[a]	11,136
Debt securities accounted for at fair value as available-for-sale	1,763		1,763	1,905		1,905
Debt securities accounted for at fair value under the Fair Value Option	5,115		5,115	4,828		4,828
Total debt securities	6,878		6,878	6,733		6,733
Total investments	45,134		44,904	44,093		44,063
Derivative assets:
Borrowings-related	97		97	128		128
Liquid asset portfolio-related and other	2,126		2,126	1,464		1,464
Investment-related	2,647		2,647	1,927		1,927
Client risk management-related	526		526	337		337
Total derivative assets	5,396		5,396	3,856		3,856
Other investment-related financial assets	—		4	—		4
Financial liabilities
Securities sold under repurchase agreements and payable for cash collateral received	$7,204		$7,204	$6,223		$6,223
Market, IBRD, IDA and other borrowings outstanding	47,878		47,883	48,269		48,277
Derivative liabilities:
Borrowings-related	9,886		9,886	7,336		7,336
Liquid asset portfolio-related and other	117		117	77		77
Investment-related	181		181	214		214
Client risk management-related	359		359	273		273
Total derivative liabilities	10,543		10,543	7,900		7,900
_________
a    For $2 million as of September 30, 2022 ($1 million – June 30, 2022) of equity investments primarily accounted for under the cost recovery method, no fair value measurement is provided since the recovery of invested capital is uncertain.
The fair value of loan commitments amounted to $34 million at September 30, 2022 ($40 million – June 30, 2022). Fair values of loan commitments are based on present value of loan commitment fees.

INTERNATIONAL FINANCE CORPORATION	Page 68

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)
Fair value hierarchy
As required by ASC 820, financial assets and financial liabilities are classified in their entirety based on the lowest level input that is significant to the fair value measurement: The following tables provide information as of September 30, 2022 and June 30, 2022, about IFC’s financial assets and financial liabilities measured at fair value on a recurring basis.

	September 30, 2022
(US$ in millions)	Level 1	Level 2	Level 3	Total
Time deposits with maturities greater than three months [a]	$—	$2,948	$—	$2,948
Trading securities:
Asset-backed securities	—	4,178	—	4,178
Corporate debt securities [b]	—	4,024	—	4,024
Government obligations	16,605	6,260	96	22,961
Total trading securities	16,605	14,462	96	31,163
Loans	—	55	1,272	1,327
Loans measured at net asset value [c]				17
Total Loans (outstanding principal balance $1,516)	—	55	1,272	1,344
Equity investments:
Banking and other financial institutions	755	26	1,561	2,342
Funds	—	18	45	63
Others	725	34	2,468	3,227
Equity investments measured at net asset value [c]				5,064
Total equity investments	1,480	78	4,074	10,696
Debt securities:
Corporate debt securities	—	1,224	4,143	5,367
Preferred shares	—	—	127	127
Asset-backed securities	—	49	801	850
Debt securities measured at net asset value [c]				534
Total debt securities	—	1,273	5,071	6,878
Derivative assets:
Interest rate	—	888	—	888
Foreign exchange	—	1,438	—	1,438
Interest rate and currency	—	2,854	77	2,931
Equity and other	—	—	87	87
Credit and Other derivative contracts	—	52	—	52
Total derivative assets	—	5,232	164	5,396
Total assets at fair value	$18,085	$24,048	$10,677	$58,425
Borrowings:
Structured bonds	$—	$4,149	$—	$4,149
Unstructured bonds	—	40,584	225	40,809
Total borrowings (outstanding principal balance $53,022) [d]	—	44,733	225	44,958
Derivative liabilities:
Interest rate	—	2,376	—	2,376
Foreign exchange	—	115	—	115
Interest rate and currency	—	7,987	29	8,016
Equity and other	—	—	5	5
Credit and Other derivative contracts	—	31	—	31
Total derivative liabilities	—	10,509	34	10,543
Total liabilities at fair value	$—	$55,242	$259	$55,501
_________
a    Time deposits with maturities greater than three months are carried at cost, which approximates fair value and are considered to be level 2.
b    Includes securities priced at par plus accrued interest, which approximates fair value.
c    In accordance with ASC 820, investments that are measured at fair value using net asset value per share have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in condensed consolidated balance sheet.
d    Includes discount notes (not under the short-term Discount Note Program), with original maturities greater than one year, with principal due at maturity of $4.7 billion, with a fair value of $1.4 billion as of September 30, 2022.

INTERNATIONAL FINANCE CORPORATION	Page 69

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)

	June 30, 2022
(US$ in millions)	Level 1	Level 2	Level 3	Total
Time Deposits with maturities greater than three months [a]	$—	$3,959	$—	$3,959
Trading securities:
Asset-backed securities	—	3,825	—	3,825
Corporate debt securities [b]	—	3,999	7	4,006
Government obligations	15,600	7,288	172	23,060
Total trading securities	15,600	15,112	179	30,891
Loans	—	54	1,303	1,357
Loans measured at net asset value [c]				17
Total Loans (outstanding principal balance $1,519)	—	54	1,303	1,374
Equity investments:
Banking and other financial institutions	774	65	1,573	2,412
Funds	—	19	43	62
Others	866	38	2,448	3,352
Equity investments measured at net asset value [c]				5,310
Total equity investments	1,640	122	4,064	11,136
Debt securities:
Corporate debt securities	—	1,079	4,070	5,149
Preferred shares	—	—	184	184
Asset-backed securities	—	52	817	869
Debt securities measured at net asset value [c]				531
Total debt securities	—	1,131	5,071	6,733
Derivative assets:
Interest rate	—	552	—	552
Foreign exchange	—	900	—	900
Interest rate and currency	—	2,247	35	2,282
Equity and other	—	—	77	77
Credit and Other derivative contracts	—	45	—	45
Total derivative assets	—	3,744	112	3,856
Total assets at fair value	$17,240	$24,122	$10,729	$57,949
Borrowings:
Structured bonds	$—	$4,740	$—	$4,740
Unstructured bonds	—	40,335	232	40,567
Total borrowings (outstanding principal balance $52,174) [d]	—	45,075	232	45,307
Derivative liabilities:
Interest rate	—	1,684	—	1,684
Foreign exchange	—	76	—	76
Interest rate and currency	—	6,071	34	6,105
Equity and other	—	—	4	4
Credit and Other derivative contracts	—	31	—	31
Total derivative liabilities	—	7,862	38	7,900
Total liabilities at fair value	$—	$52,937	$270	$53,207
_________
a    Time deposits with maturities greater than three months are carried at cost, which approximates fair value and are considered to be level 2.
b    Includes securities priced at par plus accrued interest, which approximates fair value.
c    In accordance with ASC 820, investments that are measured at fair value using net asset value per share have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in condensed consolidated balance sheet.
d    Includes discount notes (not under the short-term Discount Note Program), with original maturities greater than one year, with principal due at maturity of $4.9 billion, with a fair value of $1.5 billion as of June 30, 2022.

INTERNATIONAL FINANCE CORPORATION	Page 70

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)
The following tables present the changes in the carrying value of IFC’s Level 3 financial assets and financial liabilities for the three months ended September 30, 2022 and September 30, 2021.

	For the three months ended September 30, 2022
(US$ in millions)	Balance as of July 1, 2022	Net gains (losses) (realized and unrealized) included in		Purchases, issuances, sales, settlements and others	Transfers into Level 3 [a]	Transfers out of Level 3 [b]	Balance as of September 30, 2022	Net unrealized gains (losses) included in net income (loss) related to assets / liabilities held at period end	Net unrealized gains (losses) included in other comprehensive income (loss) related to assets / liabilities held at period end
		Net Income	Other comprehensive income (loss)
Trading securities:
Corporate debt securities	$7	$—	$—	$—	$—	$(7)	$—	$—	$—
Government and agency obligations	172	(1)	—	97	—	(172)	96	—	—
Total trading securities	179	(1)	—	97	—	(179)	96	—	—
Loans	1,303	(38)	—	7	—	—	1,272	(46)	—
Equity investments:
Banking and other financial institutions	1,573	(73)	—	44	17	—	1,561	(73)	—
Funds	43	—	—	2	—	—	45	—	—
Others	2,448	(65)	—	38	47	—	2,468	(79)	—
Total equity investments	4,064	(138)	—	84	64	—	4,074	(152)	—
Debt securities:
Corporate debt securities	4,070	(148)	(44)	407	—	(142)	4,143	(112)	(48)
Preferred shares	184	64	(52)	(69)	—	—	127	(1)	(3)
Asset-backed securities	817	(18)	9	(7)	—	—	801	(15)	19
Total debt securities	5,071	(102)	(87)	331	—	(142)	5,071	(128)	(32)
Derivative assets:
Interest rate and currency	35	9	—	33	—	—	77	47	—
Equity and other	77	10	—	—	—	—	87	10	—
Total derivative assets	112	19	—	33	—	—	164	57	—
Total assets at fair value	$10,729	$(260)	$(87)	$552	$64	$(321)	$10,677	$(269)	$(32)
Borrowings:
Unstructured bonds	$(232)	$(1)	$—	$(3)	$—	$11	$(225)	$(1)	$—
Total borrowings	(232)	(1)	—	(3)	—	11	(225)	(1)	—
Derivative liabilities:
Interest rate and currency	(34)	4	—	1	—	—	(29)	1	—
Equity and other	(4)	(1)	—	—	—	—	(5)	(1)	—
Total derivative liabilities	(38)	3	—	1	—	—	(34)	—	—
Total liabilities at fair value	$(270)	$2	$—	$(2)	$—	$11	$(259)	$(1)	$—
_________
a    Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of September 30, 2022.
b    Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of July 1, 2022 beginning balance as of September 30, 2022.

INTERNATIONAL FINANCE CORPORATION	Page 71

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)

	For the three months ended September 30, 2021
(US$ in millions)	Balance as of July 1, 2021	Net gains (losses) (realized and unrealized) included in		Purchases, issuances, sales, settlements and others	Transfers into Level 3 [a]	Transfers out of Level 3 [b]	Balance as of September 30, 2021	Net unrealized gains (losses) included in net income (loss) related to assets / liabilities held at period end	Net unrealized gains (losses) included in other comprehensive income (loss) related to assets / liabilities held at period end
		Net Income	Other comprehensive income (loss)
Trading securities:
Corporate debt securities	$—	$(2)	$—	$128	$—	$—	$126	$(2)	$—
Government and agency obligations	271	(2)	—	(43)	—	(150)	76	(1)	—
Total trading securities	271	(4)	—	85	—	(150)	202	(3)	—
Loans	1,313	(6)	—	28	—	—	1,335	(5)	—
Equity investments:
Banking and other financial institutions	1,663	(9)	—	29	—	—	1,683	(30)	—
Funds	16	1	—	70	—	—	87	(1)	—
Others	2,989	5	—	(295)	—	(86)	2,613	(66)	—
Total equity investments	4,668	(3)	—	(196)	—	(86)	4,383	(97)	—
Debt securities:
Corporate debt securities	3,985	(24)	(6)	109	425	(99)	4,390	(2)	(21)
Preferred shares	483	(176)	(1)	(62)	—	—	244	16	19
Asset-backed securities	892	(15)	2	(1)	—	—	878	(12)	(2)
Total debt securities	5,360	(215)	(5)	46	425	(99)	5,512	2	(4)
Derivative assets:
Interest rate and currency	26	(2)	—	1	—	(3)	22	—	—
Equity and other	133	10	—	—	—	—	143	10	—
Total derivative assets	159	8	—	1	—	(3)	165	10	—
Total assets at fair value	$11,771	$(220)	$(5)	$(36)	$425	$(338)	$11,597	$(93)	$(4)
Borrowings:
Unstructured bonds	$(90)	$—	$—	$(32)	$—	$38	$(84)	$—	$—
Total borrowings	(90)	—	—	(32)	—	38	(84)	—	—
Derivative liabilities:
Interest rate and currency	(10)	1	—	(2)	—	—	(11)	(2)	—
Equity and other	(5)	(1)	—	—	—	—	(6)	(1)	—
Total derivative liabilities	(15)	—	—	(2)	—	—	(17)	(3)	—
Total liabilities at fair value	$(105)	$—	$—	$(34)	$—	$38	$(101)	$(3)	$—
_________
a    Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of September 30, 2021.
b    Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of July 1, 2021 beginning balance as of September 30, 2021.

INTERNATIONAL FINANCE CORPORATION	Page 72

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)
The following tables present gross purchases, sales, issuances and settlements related to the changes in the carrying value of IFC’s Level 3 financial assets and financial liabilities for the three months ended September 30, 2022 and September 30, 2021.

	For the three months ended September 30, 2022
(US$ in millions)	Purchases	Sales	Issuances	Settlements and others	Net
Trading securities:
Government and agency obligations	$97	$—	$—	$—	$97
Total trading securities	97	—	—	—	97
Loans	—	(37)	89	(45)	7
Equity investments:
Banking and other financial institutions	34	—	—	10	44
Funds	15	(1)	—	(12)	2
Others	70	(94)	—	62	38
Total equity investments	119	(95)	—	60	84
Debt securities:
Corporate debt securities	559	—	—	(152)	407
Preferred shares	—	(68)	—	(1)	(69)
Asset-backed securities	100	—	—	(107)	(7)
Total debt securities	659	(68)	—	(260)	331
Derivative assets:
Interest rate and currency	—	—	32	1	33
Total derivative assets	—	—	32	1	33
Total assets at fair value	$875	$(200)	$121	$(244)	$552
Borrowings:
Unstructured Bonds	$—	$—	$(3)	$—	$(3)
Total Borrowings	—	—	(3)	—	(3)
Derivative liabilities:
Interest rate and currency	—	—	—	1	1
Total derivative liabilities	—	—	—	1	1
Total liabilities at fair value	$—	$—	$(3)	$1	$(2)

INTERNATIONAL FINANCE CORPORATION	Page 73

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)

	For the three months ended September 30, 2021
(US$ in millions)	Purchases	Sales	Issuances	Settlements and others	Net
Trading securities:
Corporate debt securities	$128	$—	$—	$—	$128
Government and agency obligations	—	—	—	(43)	(43)
Total trading securities	128	—	—	(43)	85
Loans	—	—	58	(30)	28
Equity investments:
Banking and other financial institutions	64	(30)	—	(5)	29
Funds	73	(3)	—	—	70
Others	72	(269)	—	(98)	(295)
Total equity investments	209	(302)	—	(103)	(196)
Debt securities:
Corporate debt securities	170	—	—	(61)	109
Preferred shares	—	(12)	—	(50)	(62)
Asset-backed securities	22	—	—	(23)	(1)
Total debt securities	192	(12)	—	(134)	46
Derivative assets:
Interest rate and currency	—	—	1	—	1
Total derivative assets	—	—	1	—	1
Total assets at fair value	$529	$(314)	$59	$(310)	$(36)
Borrowings:
Unstructured Bonds	$—	$—	$(32)	$—	$(32)
Total Borrowings	—	—	(32)	—	(32)
Derivative liabilities:
Interest rate and currency	—	—	(2)	—	(2)
Total derivative liabilities	—	—	(2)	—	(2)
Total liabilities at fair value	$—	$—	$(34)	$—	$(34)
Gains and losses (realized and unrealized) from trading securities, loans, equity investments and debt securities included in net income for the period are reported on the condensed consolidated statements of operations in income from liquid asset trading activities, Income from Loans and guarantees, including realized gains and losses on loans and associated derivatives, income from equity investments and associated derivatives, income from debt securities and realized gains and losses on debt securities and associated derivatives and net unrealized gains and losses on non-trading financial instruments accounted for at fair value.

INTERNATIONAL FINANCE CORPORATION	Page 74

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE L – SEGMENT REPORTING

For management purposes, IFC’s business comprises three segments: investment services, treasury services and advisory services. The investment services segment consists primarily of lending and investing in debt and equity securities. The investment services segment also includes AMC, which is not separately disclosed due to its immaterial impact. Operationally, the treasury services segment consists of the borrowing, liquid asset management, asset and liability management and client risk management activities. Advisory services provide consultation services to governments and the private sector. Consistent with internal reporting, net income or expense from asset and liability management and client risk management activities in support of investment services is allocated from the treasury segment to the investment services segment.
The performance of investment services, treasury services and advisory services is assessed by senior management on the basis of net income for each segment, return on assets, and return on capital employed. Advisory services are primarily assessed based on the level and adequacy of its funding sources (See Note N). IFC’s management reporting system and policies are used to determine revenues and expenses attributable to each segment. Consistent with internal reporting, administrative expenses are allocated to each segment based largely upon personnel costs and segment headcounts. Transactions between segments are immaterial and, thus, are not a factor in reconciling to the consolidated data.
The assets of the investment, treasury, and advisory services segments are detailed in Notes D, C, and N, respectively. An analysis of IFC’s major components of income and expense by business segment for the three months ended September 30, 2022 and September 30, 2021, is provided below:

	For the three months ended September 30, 2022
(US$ in millions)	Investment services	Treasury services	Advisory services	Total
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$425	$—	$—	$425
Release of provision for losses on loans, off-balance sheet credit exposures and other receivables	8	—	—	8
Loss from equity investments and associated derivatives	(304)	—	—	(304)
Income from debt securities, including realized gains and losses on debt securities and associated derivatives	150	—	—	150
Provision for losses on available-for-sale debt securities	(2)	—	—	(2)
Loss from liquid asset trading activities	—	(66)	—	(66)
Charges on borrowings	(181)	(157)	—	(338)
Advisory services income	—	—	38	38
Service fees and other income	15	—	—	15
Administrative expenses	(302)	(11)	(29)	(342)
Advisory services expenses	—	—	(52)	(52)
Other, net	5	1	2	8
Foreign currency transaction gains and losses on non-trading activities	51	—	—	51
Loss before net unrealized gains and losses on non-trading financial instruments accounted for at fair value	(135)	(233)	(41)	(409)
Net unrealized gains on non-trading financial instruments accounted for at fair value	234	113	—	347
Net income (loss)	$99	$(120)	$(41)	$(62)

INTERNATIONAL FINANCE CORPORATION	Page 75

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE L – SEGMENT REPORTING (continued)

	For the three months ended September 30, 2021
(US$ in millions)	Investment services	Treasury services	Advisory services	Total
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$269	$—	$—	$269
Release of provision for losses on loans, off-balance sheet credit exposures and other receivables	9	—	—	9
Income from equity investments and associated derivatives	280	—	—	280
Income from debt securities, including realized gains and losses on debt securities and associated derivatives	73	—	—	73
Income from liquid asset trading activities	—	49	—	49
Charges on borrowings	(39)	(12)	—	(51)
Advisory services income	—	—	41	41
Service fees and other income	58	—	—	58
Administrative expenses	(312)	(11)	(32)	(355)
Advisory services expenses	—	—	(50)	(50)
Other, net	14	1	4	19
Foreign currency transaction gains and losses on non-trading activities	(3)	—	—	(3)
Income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value	349	27	(37)	339
Net unrealized losses on non-trading financial instruments accounted for at fair value	(109)	(18)	—	(127)
Net income (loss)	$240	$9	$(37)	$212

NOTE M – VARIABLE INTEREST ENTITIES
Significant variable interests
IFC has identified investments in 219 VIEs which are not consolidated by IFC but in which it is deemed to hold significant variable interests at September 30, 2022 (225 investments – June 30, 2022).
The majority of these VIEs do not involve securitizations or other types of structured financing. IFC is usually the minority investor in these VIEs. These VIEs are mainly: (a) investment funds, where the general partner or fund manager does not have substantive equity at risk, which IFC does not consolidate because it does not have the power to direct the activities of the VIEs that most significantly impact their economic performance and (b) entities whose total equity investment is considered insufficient to permit such entity to finance its activities without additional subordinated financial support or whose activities are so narrowly defined by contracts that equity investors are considered to lack decision making ability, which IFC does not consolidate because it does not have the power to control the activities that most significantly impact their economic performance. IFC’s involvement with these VIEs includes investments in equity interests and senior or subordinated interests, guarantees and risk management arrangements. IFC’s interests in these VIEs are recorded on IFC’s condensed consolidated balance sheet primarily in equity investments, loans, debt securities, and other liabilities, as appropriate.
Based on the most recent available data of these VIEs, the balance sheet size, including committed funding, in which IFC is deemed to hold significant variable interests, totaled $27.5 billion at September 30, 2022 ($28.1 billion – June 30, 2022). IFC’s maximum exposure to loss as a result of its investments in these VIEs, comprising both carrying value of investments and amounts committed but not yet disbursed, was $5.1 billion at September 30, 2022 ($5.3 billion – June 30, 2022).
IFC transacted with a VIE, of which IFC is the primary beneficiary, to construct an office building at 2100 K Street on land owned by IFC adjacent to its current office premise. IFC commenced occupying the building in March 2019. The building and land, totaling $114 million are included in “Receivables and other assets” on IFC's condensed consolidated balance sheet.

INTERNATIONAL FINANCE CORPORATION	Page 76

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE M – VARIABLE INTEREST ENTITIES (continued)

The industry sector and geographical regional analysis of IFC’s maximum exposures as a result of its investment in these VIEs at September 30, 2022 and June 30, 2022 is as follows:

	September 30, 2022
(US$ in millions)	Loans	Equity investments	Debt securities	Guarantees	Risk management	Total
Africa
Manufacturing, agribusiness and services	$151	$20	$—	$—	$—	$171
Financial markets	48	—	14	—	—	62
Infrastructure and natural resources	574	209	—	—	41	824
Disruptive technologies and funds	2	218	—	—	—	220
Total Africa	775	447	14	—	41	1,277
Asia and Pacific
Manufacturing, agribusiness and services	56	61	136	—	—	253
Financial markets	73	151	127	—	—	351
Infrastructure and natural resources	148	90	75	—	11	324
Disruptive technologies and funds	6	433	—	—	—	439
Total Asia and Pacific	283	735	338	—	11	1,367
Latin America and the Caribbean, and Europe
Manufacturing, agribusiness and services	102	54	15	—	—	171
Financial markets	129	150	160	—	—	439
Infrastructure and natural resources	214	151	10	—	7	382
Disruptive technologies and funds	—	332	—	—	—	332
Total Latin America and the Caribbean, and Europe	445	687	185	—	7	1,324
Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan
Manufacturing, agribusiness and services	15	24	57	—	—	96
Financial markets	—	—	158	50	—	208
Infrastructure and natural resources	264	13	5	—	12	294
Disruptive technologies and funds	—	95	—	—	—	95
Total Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan	279	132	220	50	12	693
Other
Financial markets	22	95	226	—	6	349
Infrastructure and natural resources	—	5	—	—	—	5
Disruptive technologies and funds	—	54	—	—	—	54
Total Other	22	154	226	—	6	408
Maximum exposure to VIEs	$1,804	$2,155	$983	$50	$77	$5,069
of which:
Carrying value	$1,585	$1,386	$914	$50	$31	$3,966
Committed but not disbursed	$219	$769	$69	$—	$46	$1,103

INTERNATIONAL FINANCE CORPORATION	Page 77

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE M – VARIABLE INTEREST ENTITIES (continued)

	June 30, 2022
(US$ in millions)	Loans	Equity investments	Debt securities	Guarantees	Risk management	Total
Africa
Manufacturing, agribusiness and services	$151	$21	$—	$—	$—	$172
Financial markets	51	—	16	—	—	67
Infrastructure and natural resources	629	195	—	—	44	868
Disruptive technologies and funds	—	227	—	—	—	227
Total Africa	831	443	16	—	44	1,334
Asia and Pacific
Manufacturing, agribusiness and services	62	61	162	—	—	285
Financial markets	73	101	149	—	—	323
Infrastructure and natural resources	156	90	77	—	11	334
Disruptive technologies and funds	5	435	—	—	—	440
Total Asia and Pacific	296	687	388	—	11	1,382
Latin America and the Caribbean, and Europe
Manufacturing, agribusiness and services	104	58	17	—	—	179
Financial markets	134	152	174	—	—	460
Infrastructure and natural resources	215	157	10	—	7	389
Disruptive technologies and funds	—	334	—	—	—	334
Total Latin America and the Caribbean, and Europe	453	701	201	—	7	1,362
Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan
Manufacturing, agribusiness and services	15	24	63	—	—	102
Financial markets	—	—	146	86	—	232
Infrastructure and natural resources	278	12	3	—	12	305
Disruptive technologies and funds	—	98	—	—	—	98
Total Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan	293	134	212	86	12	737
Other
Financial markets	66	99	226	—	6	397
Infrastructure and natural resources	—	5	—	—	—	5
Disruptive technologies and funds	—	47	—	—	—	47
Total Other	66	151	226	—	6	449
Maximum exposure to VIEs	$1,939	$2,116	$1,043	$86	$80	$5,264
of which:
Carrying value	$1,650	$1,409	$969	$86	$34	$4,148
Committed but not disbursed	$289	$707	$74	$—	$46	$1,116

INTERNATIONAL FINANCE CORPORATION	Page 78

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE N – ADVISORY SERVICES
IFC provides advisory services to government and private sector clients. IFC's advisory services to governments on private sector enabling environment and financial sector development are delivered in partnership with IBRD through WBG Global Practices. IFC funds this business line by a combination of cash received from government and other development partners, IFC’s operations via retained earnings and operating budget allocations, as well as fees received from the recipients of the services.
As of September 30, 2022, other assets included undisbursed donor funds of $603 million ($606 million – June 30, 2022) and IFC’s advisory services funding of $323 million ($331 million – June 30, 2022). Included in other liabilities as of September 30, 2022 is $603 million ($606 million – June 30, 2022) of refundable undisbursed donor funds.
NOTE O – PENSION AND OTHER POSTRETIREMENT BENEFITS
IBRD, IFC and MIGA participate in the defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) (collectively “the Plans”) that cover substantially all of their staff members.
All costs, assets and liabilities associated with these Plans are allocated between IBRD, IFC, and MIGA based upon their employees’ respective participation in the Plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost-sharing methodology. IDA, IFC and MIGA reimburse IBRD for their proportionate share of any contributions made to these plans by IBRD. Contributions to the Plans are calculated as a percentage of salary.
The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP allocated to IFC for the three months ended September 30, 2022 and September 30, 2021. For the three months ended September 30, 2022 and September 30, 2021, the service costs of $64 million and $85 million are included in “Administrative expenses” respectively. The components of net periodic pension cost, other than the service cost component, are included in “Other, net” in the condensed consolidated statement of operations.

	For the three months ended
	September 30, 2022				September 30, 2021
(US$ in millions)	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total
Benefit cost
Service cost	$44	$11	$9	$64	$60	$14	$11	$85
Other components:
Interest cost	59	9	8	76	42	7	5	54
Expected return on plan assets	(72)	(14)	—	(86)	(68)	(13)	—	(81)
Amortization of unrecognized prior service cost	—	1	—	1	—	1	1	2
Amortization of unrecognized net actuarial (gains) losses	—	(1)	—	(1)	—	—	5	5
Sub total	$(13)	$(5)	$8	$(10)	$(26)	$(5)	$11	$(20)
Net periodic pension cost	$31	$6	$17	$54	$34	$9	$22	$65

INTERNATIONAL FINANCE CORPORATION	Page 79

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE P – OFFSETTING OF DERIVATIVES, RESALE, REPURCHASE AND SECURITIES LENDING AGREEMENTS AND COLLATERAL
IFC does not present derivative assets and liabilities or amounts due or owed under resale, repurchase and securities lending transactions related to contracts entered into with the same counterparty under a legally enforceable netting agreement on a net basis on its condensed consolidated balance sheet. The following table provides the gross and net positions of IFC’s derivative contracts, resale, repurchase and securities lending agreements considering amounts and collateral held or pledged in accordance with enforceable counterparty credit support and netting agreements described below. The gross and net positions include derivative assets of $184 million and derivative liabilities of $422 million as of September 30, 2022, related to derivative contracts that are not subject to counterparty credit support or netting agreements. Collateral amounts are included only to the extent of the related net derivative fair values or net resale, repurchase and securities lending agreements amounts.

(US$ in millions)	September 30, 2022
	Gross amount of assets presented in the condensed consolidated balance sheet		Gross amounts not offset in the condensed consolidated balance sheet
Assets			Financial instruments	Collateral received		Net amount
Derivative assets	$6,026	[a]	$3,971	$1,133	[c]	$922
Resale agreements	—		—	—		—
Total assets	$6,026		$3,971	$1,133		$922

(US$ in millions)	September 30, 2022
	Gross amount of liabilities presented in the condensed consolidated balance sheet		Gross amounts not offset in the condensed consolidated balance sheet
Liabilities			Financial instruments	Cash Collateral pledged	Net amount
Derivative liabilities	$11,133	[b]	$3,971	$5,842	$1,320
Repurchase and securities lending agreements	6,021		6,015	—	6
Total liabilities	$17,154		$9,986	$5,842	$1,326

(US$ in millions)	June 30, 2022
	Gross amount of assets presented in the condensed consolidated balance sheet		Gross amounts not offset in the condensed consolidated balance sheet
Assets			Financial instruments	Collateral received		Net amount
Derivative assets	$4,390	[a]	$2,947	$680	[c]	$763
Resale agreements	3,799		3,799	—		—
Total assets	$8,189		$6,746	$680		$763

(US$ in millions)	June 30, 2022
	Gross amount of liabilities presented in the condensed consolidated balance sheet		Gross amounts not offset in the condensed consolidated balance sheet
Liabilities			Financial instruments	Cash Collateral pledged	Net amount
Derivative liabilities	$8,203	[b]	$2,947	$4,324	$932
Repurchase and securities lending agreements	5,491		5,491	—	—
Total liabilities	$13,694		$8,438	$4,324	$932
_________
a    Includes accrued income of $630 million and $534 million as of September 30, 2022 and June 30, 2022 respectively.
b    Includes accrued charges of $590 million and $303 million as of September 30, 2022 and June 30, 2022 respectively.
c    Includes cash collateral of $1.1 billion and $678 million as of September 30, 2022 and June 30, 2022 respectively. The remaining amounts of collateral received consist of off-balance-sheet U.S. Treasury securities reported in the above table at fair value.

INTERNATIONAL FINANCE CORPORATION	Page 80

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE P – OFFSETTING OF DERIVATIVES, RESALE, REPURCHASE AND SECURITIES LENDING AGREEMENTS AND COLLATERAL (continued)
IFC’s derivative contracts with market counterparties are entered into under standardized master agreements published by the International Swaps and Derivatives Association (“ISDA” Agreements). ISDA Agreements provide for a single lump sum settlement amount upon the early termination of transactions following a default or termination event whereby amounts payable by the non-defaulting party to the other party may be applied to reduce any amounts that the other party owes the non-defaulting party. This setoff effectively reduces any amount payable by the non-defaulting party to the defaulting party.
IFC’s ISDA Agreements are appended by a Credit Support Annex (“CSA”) that provides for the receipt, and in some cases, posting, of collateral in the form of cash, U.S. Treasury securities or U.K. gilts to reduce mark-to market exposure among derivative market counterparties. IFC recognizes cash collateral received and a corresponding liability on its balance sheet for the obligation to return it. Securities received as collateral are not recognized on IFC’s balance sheet. As of September 30, 2022, $5.9 billion of cash collateral was posted under CSAs ($4.4 billion June 30, 2022). IFC recognizes a receivable on its balance sheet for its rights to cash collateral posted. In accordance with the CSAs, IFC may rehypothecate securities received as collateral, subject to the obligation to return such collateral and any related distributions received. In the event of a counterparty default, IFC may exercise certain rights and remedies, including the right to set off any amounts payable by the counterparty against any collateral held by IFC and the right to liquidate any collateral held. As of September 30, 2022, IFC had $1.2 billion ($730 million at June 30, 2022) of outstanding obligations to return cash collateral under CSAs. The estimated fair value of all securities received and held as collateral under CSAs as of September 30, 2022, all of which may be rehypothecated was $0 ($2 million – June 30, 2022). As of September 30, 2022, $0 of such collateral was rehypothecated under securities lending agreements ($0 – June 30, 2022).
Collateral posted by IFC in connection with repurchase agreements approximates the amounts classified as Securities sold under repurchase agreements. At September 30, 2022 and June 30, 2022, no trading securities were pledged in connection with borrowings under a short-term discount note program, the carrying amount of which was $2.3 billion ($2.3 billion – June 30, 2022).
Under certain CSA’s IFC is not required to pledge collateral unless its credit rating is downgraded from its current AAA/Aaa. The aggregate fair value of derivatives containing such a credit risk-linked contingent feature in a net liability position was $141 million at September 30, 2022 ($85 million at June 30, 2022). At September 30, 2022, IFC had no collateral posted under these agreements. If IFC’s credit rating were to be downgraded from its current AAA/Aaa to AA+/Aa1 or below, then collateral in the amount of $96 million would be required to be posted against net liability positions with counterparties at September 30, 2022 ($70 million at June 30, 2022).
IFC’s resale, repurchase and securities lending transactions are entered into with counterparties under industry standard master netting agreements which generally provide the right to offset amounts owed one another with respect to multiple transactions under such master netting agreement and liquidate the purchased or borrowed securities in the event of counterparty default. The estimated fair value of all securities received and held as collateral under these master netting agreements as of September 30, 2022, was $0 ($3.8 billion– June 30, 2022).
The following table presents an analysis of IFC’s repurchase agreements by (1) class of collateral pledged and (2) their remaining contractual maturity as of September 30, 2022 and June 30, 2022:

	Remaining Contractual Maturity of the Agreements – September 30, 2022
(US$ in millions)	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Repurchase agreements
U.S. Treasury securities	$—	$1,808	$3,037	$1,176	$6,021
Total Repurchase agreements [a]	$—	$1,808	$3,037	$1,176	$6,021
_________
a    Includes accrued interest.

	Remaining Contractual Maturity of the Agreements – June 30, 2022
(US$ in millions)	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Repurchase agreements
U.S. Treasury securities	$38	$1,503	$2,814	$1,144	$5,499
Total Repurchase agreements [a]	$38	$1,503	$2,814	$1,144	$5,499
_________
a    Includes accrued interest.
As of both September 30, 2022 and June 30, 2022, IFC has no repurchase-to-maturity transactions nor securities lending transactions outstanding.

INTERNATIONAL FINANCE CORPORATION	Page 81

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE Q – CONTINGENCIES
Due to the ongoing the war in Ukraine, IFC faces additional credit, market and operational risks. The impact on the financial results and position of IFC in future periods cannot be reasonably estimated at this point in time and continue to evolve. IFC continues to monitor the developments and to manage the risks associated with its various portfolios within existing financial policies and limits.
In the normal course of its business, IFC is from time to time named as a defendant or co-defendant in legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, IFC’s Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on IFC’s financial position, results of operations or cash flows.

Deloitte & Touche LLP 7900 Tysons One Place Suite 800 McLean, VA 22102 USA Tel: +1 703 251 1000 Fax: +1 703 251 3400 www.deloitte.com

INDEPENDENT AUDITOR'S REVIEW REPORT
President and Board of Directors
International Finance Corporation:
Results of Review of Interim financial information
We have reviewed the accompanying condensed consolidated balance sheet of the International Finance Corporation (“IFC”) as of September 30, 2022, and the related condensed consolidated statements of operations, comprehensive income (loss), changes in capital, and cash flows for the three-month periods ended September 30, 2022 and 2021, and the related notes (collectively referred to as the “interim financial information”).
Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim financial information for it to be in accordance with accounting principles generally accepted in the United States of America.
Basis for Review Results
We conducted our reviews in accordance with auditing standards generally accepted in the United States of America (GAAS) applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. A review of interim financial information is substantially less in scope than an audit conducted in accordance with GAAS, the objective of which is an expression of an opinion regarding the financial information as a whole, and accordingly, we do not express such an opinion. We are required to be independent of IFC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our review. We believe that the results of the review procedures provide a reasonable basis for our conclusion.
Responsibilities of Management for the interim financial information
Management is responsible for the preparation and fair presentation of the interim financial information in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of interim financial information that is free from material misstatement, whether due to fraud or error.
Report on Condensed Consolidated Balance Sheet as of June 30, 2022
We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of IFC as of June 30, 2022, and the related consolidated statements of operations, comprehensive income (loss), changes in capital, and cash flows for the year then ended (not presented herein); and we expressed an unmodified audit opinion on those audited financial statements in our report dated August 5, 2022. In our opinion, the accompanying condensed consolidated balance sheet of IFC as of June 30, 2022, is consistent, in all material respects, with the audited financial statements from which it has been derived.

November 11, 2022

INTERNATIONAL FINANCE CORPORATION	Page 83

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
September 30, 2022
New Medium and Long-Term Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
23_01XXXXX	AUD	25,000,000	16,975,000	3.20	13-Jul-22
23_12XXXXX	AUD	500,000,000	344,800,000	3.60	24-Aug-22
23_16XXXXX	AUD	25,000,000	17,426,250	1.25	25-Aug-22
23_18XXXXX	AUD	100,000,000	69,835,000	4.00	26-Aug-22
23_21XXXXX	AUD	50,000,000	34,040,000	3.60	02-Sep-22
23_33XXXXX	AUD	50,000,000	33,627,500	3.60	14-Sep-22
23_38XXXXX	AUD	50,000,000	33,465,000	3.20	16-Sep-22
	Sum Of Notional	800,000,000	550,168,750
23_06XXXXX	CLP	10,910,000,000	11,763,374	9.25	21-Jul-22
	Sum Of Notional	10,910,000,000	11,763,374
23_22XXXXX	CNY	300,000,000	43,301,915	2.75	13-Sep-22
23_37XXXXX	CNY	300,000,000	42,762,455	2.37	19-Sep-22
	Sum Of Notional	600,000,000	86,064,370
23_03XXXXX	DOP	431,000,000	7,916,973	7.00	18-Jul-22
23_14XXXXX	DOP	295,000,000	5,542,508	7.00	24-Aug-22
	Sum Of Notional	726,000,000	13,459,481
23_07XXXXX	GBP	100,000,000	120,000,000	2.40	26-Jul-22
23_13XXXXX	GBP	250,000,000	294,400,000	2.88	24-Aug-22
	Sum Of Notional	350,000,000	414,400,000
23_24XXXXX	HKD	500,000,000	63,697,107	3.15	08-Sep-22
23_25XXXXX	HKD	500,000,000	63,709,282	3.16	13-Sep-22
23_26XXXXX	HKD	500,000,000	63,709,282	3.16	13-Sep-22
23_27XXXXX	HKD	500,000,000	63,709,282	3.17	13-Sep-22
23_28XXXXX	HKD	500,000,000	63,708,876	3.16	14-Sep-22
23_29XXXXX	HKD	500,000,000	63,708,876	3.17	14-Sep-22
23_30XXXXX	HKD	500,000,000	63,708,876	3.16	14-Sep-22
23_31XXXXX	HKD	500,000,000	63,708,470	3.11	15-Sep-22
23_32XXXXX	HKD	500,000,000	63,708,470	3.11	15-Sep-22
23_34XXXXX	HKD	300,000,000	38,219,481	3.12	16-Sep-22
	Sum Of Notional	4,800,000,000	611,588,002
23_02XXXXX	HUF	22,000,000,000	54,729,091	9.50	15-Jul-22
23_05XXXXX	HUF	30,000,000,000	77,550,440	11.00	25-Jul-22
	Sum Of Notional	52,000,000,000	132,279,531
23_04XXXXX	JPY	100,000,000	732,950	4.10	25-Jul-22
23_08XXXXX	JPY	511,000,000	3,768,853	2.24	28-Jul-22
23_15XXXXX	JPY	627,000,000	4,592,229	2.13	25-Aug-22
23_19XXXXX	JPY	528,000,000	3,811,862	2.20	29-Aug-22
23_20XXXXX	JPY	100,000,000	696,015	6.00	08-Sep-22
23_40XXXXX	JPY	625,000,000	4,320,028	2.15	28-Sep-22
	Sum Of Notional	2,491,000,000	17,921,937

INTERNATIONAL FINANCE CORPORATION	Page 84

Reporting to SEC on New and Matured Borrowings

New Medium and Long-Term Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
22_156XXXX	KRW	10,600,000,000	8,145,575	2.35	08-Jul-22
	Sum Of Notional	10,600,000,000	8,145,575
23_36XXXXX	MXN	1,250,000,000	62,401,717	—	15-Sep-22
	Sum Of Notional	1,250,000,000	62,401,717
23_23XXXXX	NZD	400,000,000	246,380,000	4.38	13-Sep-22
	Sum Of Notional	400,000,000	246,380,000
23_09XXXXX	RON	90,000,000	18,645,894	8.15	08-Aug-22
23_537XXXX	RON	50,400,000	10,498,688	7.92	17-Aug-22
23_536XXXX	RON	89,000,000	18,549,589	7.94	18-Aug-22
23_538XXXX	RON	60,100,000	12,526,183	7.97	18-Aug-22
	Sum Of Notional	289,500,000	60,220,354
23_17XXXXX	USD	25,000,000	25,000,000	3.33	25-Aug-22
23_35XXXXX	USD	2,000,000,000	2,000,000,000	3.63	15-Sep-22
	Sum Of Notional	2,025,000,000	2,025,000,000
22_157XXXX	UYU	150,000,000	3,753,284	6.28	06-Jul-22
	Sum Of Notional	150,000,000	3,753,284
23_11XXXXX	ZAR	500,000,000	29,688,920	8.25	25-Aug-22
23_10XXXXX	ZAR	100,000,000	5,824,332	—	01-Sep-22
	Sum Of Notional	600,000,000	35,513,252

TOTAL NEW MARKET BORROWINGS			4,279,059,627

Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
17_191XXXX	AUD	800,000,000	562,880,000	2.80	15-Aug-22
18_07XXXXX	AUD	200,000,000	140,720,000	2.80	15-Aug-22
18_24XXXXX	AUD	150,000,000	105,540,000	2.80	15-Aug-22
18_70XXXXX	AUD	350,000,000	246,260,000	2.80	15-Aug-22
20_163XXXX	AUD	100,000,000	70,360,000	2.80	15-Aug-22
18_20XXXXX	AUD	3,000,000	2,072,550	2.18	22-Aug-22
13_25XXXXX	AUD	50,000,000	33,545,000	4.13	19-Sep-22
	Sum Of Notional	1,653,000,000	1,161,377,550
22_18_B1XX	AZN	60,000,000	35,314,891	6.00	29-Jul-22
	Sum Of Notional	60,000,000	35,314,891
20_504XXXX	BDT	800,000,000	8,445,500	6.30	08-Aug-22
	Sum Of Notional	800,000,000	8,445,500
19_109XXXX	BRL	30,000,000	5,605,957	6.20	27-Jul-22
19_117XXXX	BRL	15,000,000	2,802,979	6.20	27-Jul-22
19_26XXXXX	BRL	17,000,000	3,176,709	6.20	27-Jul-22
19_40XXXXX	BRL	5,320,000	994,123	6.20	27-Jul-22
19_59XXXXX	BRL	17,000,000	3,176,709	6.20	27-Jul-22
19_70XXXXX	BRL	17,000,000	3,176,709	6.20	27-Jul-22

INTERNATIONAL FINANCE CORPORATION	Page 85

Reporting to SEC on New and Matured Borrowings

Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
19_78XXXXX	BRL	17,000,000	3,176,709	6.20	27-Jul-22
19_88XXXXX	BRL	10,000,000	1,868,652	6.20	27-Jul-22
19_90XXXXX	BRL	10,000,000	1,868,652	6.20	27-Jul-22
19_97XXXXX	BRL	30,000,000	5,605,957	6.20	27-Jul-22
17_287XXXX	BRL	8,400,000	1,625,859	—	18-Aug-22
18_128XXXX	BRL	8,000,000	1,547,209	—	22-Aug-22
18_171XXXX	BRL	20,000,000	3,868,023	—	22-Aug-22
18_34XXXXX	BRL	8,000,000	1,547,209	—	22-Aug-22
18_59XXXXX	BRL	8,000,000	1,547,210	—	22-Aug-22
18_72XXXXX	BRL	16,000,000	3,094,419	—	22-Aug-22
19_19XXXXX	BRL	6,000,000	1,160,407	—	22-Aug-22
18_60XXXXX	BRL	12,000,000	2,323,600	—	15-Sep-22
	Sum Of Notional	254,720,000	48,167,092
18_25XXXXX	CNY	130,000,000	19,252,129	3.85	01-Aug-22
20_32XXXXX	CNY	300,000,000	43,301,915	2.23	13-Sep-22
	Sum Of Notional	430,000,000	62,554,044
18_543XXXX	COP	33,700,000,000	7,663,043	5.39	13-Sep-22
	Sum Of Notional	33,700,000,000	7,663,043
17_500XXXX	DOP	25,714,285	473,211	8.75	21-Jul-22
17_501XXXX	DOP	49,986	920	8.75	21-Jul-22
	Sum Of Notional	25,764,271	474,131
22_44XXXXX	HKD	100,000,000	12,739,259	0.01	23-Sep-22
	Sum Of Notional	100,000,000	12,739,259
21_222_B1X	JPY	100,000,000	719,088	4.40	14-Jul-22
98_01XXXXX	JPY	5,000,000,000	38,169,396	5.17	02-Aug-22
15_121_B1X	JPY	500,000,000	3,706,587	0.79	09-Aug-22
22_147_B1X	JPY	635,000,000	4,752,816	2.55	12-Aug-22
22_132_B1X	JPY	372,000,000	2,714,635	2.45	22-Aug-22
22_145_B1X	JPY	429,000,000	3,130,587	2.50	22-Aug-22
19_55_B1XX	JPY	100,000,000	701,238	2.30	12-Sep-22
22_37XXXXX	JPY	3,947,000,000	27,550,344	1.00	14-Sep-22
	Sum Of Notional	11,083,000,000	81,444,691
22_02XXXXX	KZT	21,300,000,000	44,537,376	8.25	07-Jul-22
19_519XXXX	KZT	659,769,257	1,358,249	8.30	18-Jul-22
22_09XXXXX	KZT	21,300,000,000	44,167,963	8.25	21-Jul-22
22_10XXXXX	KZT	32,000,000,000	66,355,625	8.25	22-Jul-22
22_21XXXXX	KZT	10,700,000,000	22,575,745	8.50	26-Aug-22
19_547XXXX	KZT	250,733,389	525,481	8.30	20-Sep-22
	Sum Of Notional	86,210,502,646	179,520,439

INTERNATIONAL FINANCE CORPORATION	Page 86

Reporting to SEC on New and Matured Borrowings

Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
18_14XXXXX	MXN	400,000,000	19,571,913	6.00	25-Jul-22
18_269XXXX	MXN	20,000,000	978,596	6.00	25-Jul-22
18_326XXXX	MXN	30,000,000	1,467,893	6.00	25-Jul-22
	Sum Of Notional	450,000,000	22,018,402
18_718_1XX	PHP	165,641,920	2,875,927	6.34	20-Sep-22
	Sum Of Notional	165,641,920	2,875,927
18_45XXXXX	RON	25,000,000	5,189,521	2.00	16-Aug-22
	Sum Of Notional	25,000,000	5,189,521
22_116_B1X	RUB	692,100,000	11,825,716	7.54	26-Jul-22
	Sum Of Notional	692,100,000	11,825,716
18_40XXXXX	TRY	100,000,000	5,566,426	—	11-Aug-22
19_32XXXXX	TRY	25,000,000	1,391,606	—	11-Aug-22
	Sum Of Notional	125,000,000	6,958,032
19_290XXXX	UAH	735,000,000	24,878,400	15.25	08-Jul-22
	Sum Of Notional	735,000,000	24,878,400
22_39XXXXX	USD	3,000,000	3,000,000	9.73	29-Sep-22
	Sum Of Notional	3,000,000	3,000,000
18_359XXXX	ZAR	22,000,000	1,294,415	7.00	11-Jul-22
	Sum Of Notional	22,000,000	1,294,415

TOTAL MATURED MARKET BORROWINGS			1,675,741,053

Matured IBRD and IDA Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
15_30XXXXX	USD	52,857,178	52,857,178	1.84	15-Sep-22
	Sum Of Notional	52,857,178	52,857,178

TOTAL MATURED IBRD AND IDA BORROWINGS			52,857,178

Net decrease in Short-term Borrowings for the quarter ended September 30, 2022			26,135,493

Bonds where the stated interest rate is zero includes zero coupon bond issues where the contractual interest rate is zero, and structured notes where the contractual interest rate is initially zero.